Exhibit 99.1

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2024 and 2023

WOORI BANK

INDEPENDENT AUDITORS’ REPORT

(Based on a report originally issued in Korean)

The Board of Directors and Shareholder of

Woori Bank

Opinion

We have audited the consolidated financial statements of Woori Bank and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years ended in accordance with Korean International Financial Reporting Standards (K-IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank

Jin Wan Jung

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)  02-2002-3000

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	26,030,754	29,286,730
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18, 26 and 45)	24,599,169	20,561,927
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	43,698,084	37,811,173
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	19,193,186	23,996,172
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	366,547,841	340,740,764
Investments in associates (Note 13)	1,067,880	1,029,697
Investment properties (Note 14)	523,118	592,528
Properties and equipment (Notes 15)	3,001,875	2,728,961
Intangible assets (Note 16)	597,717	519,781
Assets held for sale (Note 17)	31,266	11,573
Current tax assets (Note 42)	47,653	152,898
Deferred tax assets (Note 42)	36,167	44,312
Derivative assets (Designated for hedging) (Notes 4, 11, 12, 26 and 45)	10,102	698
Net defined benefit assets (Note 24)	137,916	221,545
Other assets (Notes 18, 19 and 45)	366,213	318,307

Total assets	485,888,941	458,017,066

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20, 26 and 45)	9,783,164	6,023,306
Deposits due to customers (Notes 4, 11, 21 and 45)	364,032,938	353,851,379
Borrowings (Notes 4, 11, 12, 22 and 45)	26,379,689	25,254,732
Debentures (Notes 4, 11, 12 and 22)	25,534,324	21,277,033
Provisions (Notes 23, 44 and 45)	530,106	705,964
Net defined benefit liability (Note 24)	2,803	2,426
Current tax liabilities (Note 42)	94,655	58,085
Deferred tax liabilities (Note 42)	868,848	479,614
Derivative liabilities (Designated for hedging) (Notes 4, 11, 12, 26 and 45)	102,634	135,263
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	29,307,603	23,230,152
Other liabilities (Notes 25 and 45)	307,289	295,660

Total liabilities	456,944,053	431,313,614

(Continued)

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

(CONTINUED)

	December 31, 2024	December 31, 2023
	(Korean Won in millions)
EQUITY
Owners’ equity:	28,816,053	26,581,075
Share capital (Note 28)	3,581,392	3,581,392
Hybrid securities (Note 29)	1,645,947	1,546,447
Capital surplus (Note 28)	1,108,450	1,096,194
Other equity (Note 30)	(1,327,790)	(1,568,050)
Retained earnings (Notes 31 and 32)	23,808,054	21,925,092
(Regulatory reserve for credit loss)	(1,905,354)	(2,307,974)
(Regulatory reserve for credit loss to be reversed (provisioned for))	(254,735)	402,620
(Planned reversal of (provisioned for) regulatory reserve for credit loss)	(254,735)	402,620
Non-controlling interests	128,835	122,377

Total equity	28,944,888	26,703,452

Total liabilities and equity	485,888,941	458,017,066

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	For the years ended December 31
	2024	2023
	(Korean Won in millions, except for per share data)
Interest income	19,550,673	18,385,867
Financial assets at FVTPL	153,055	116,203
Financial assets at FVTOCI	1,281,641	999,407
Financial assets at amortized cost	18,115,977	17,270,257
Interest expense	(11,984,432)	(10,949,611)

Net interest income (Notes 11, 34 and 45)	7,566,241	7,436,256
Fees and commissions income	1,215,592	1,103,298
Fees and commissions expense	(209,103)	(223,121)

Net fees and commissions income (Notes 11, 35 and 45)	1,006,489	880,177
Dividend income (Notes 11 and 36)	374,687	255,084
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	1,453,921	482,005
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 38)	96,647	(37,641)
Net gain on financial assets at amortized cost (Note 11)	165,192	101,788
Net gain on disposals of loans and other financial assets at amortized cost	165,192	101,788
Provision for expected credit loss allowance (Notes 11, 39 and 45)	(821,250)	(993,519)
General and administrative expenses (Notes 40 and 45)	(3,746,916)	(3,799,282)
Other net operating income (expenses) (Notes 40 and 45)	(2,025,703)	(1,007,910)

Operating income	4,069,308	3,316,958
Gain on valuation of investments in associates	44,067	88,788
Net other non-operating expenses	(104,388)	(76,312)

Non-operating income (expenses) (Notes 13 and 41)	(60,321)	12,476
Net income before income tax expense	4,008,987	3,329,434
Income tax expense (Note 42)	(962,051)	(814,354)

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2024 and 2023 are 2,792,201 million Won and 2,917,700 million Won, respectively) (Note 32)	3,046,936	2,515,080

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)

	For the years ended December 31
	2024	2023
	(Korean Won in millions, except for per share data)
Net gain (loss) on valuation of equity securities at FVTOCI	(142,653)	195,032
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	1,348	—
Remeasurement loss related to defined benefit plan	(56,964)	(65,720)
Changes in capital due to equity method	(1,663)	8,603
Items that will not be reclassified to profit or loss	(199,932)	137,915

Net gain on valuation of debt securities at FVTOCI	172,152	532,334
Changes in capital due to equity method	(6,274)	(2,611)
Gain on foreign currency translation of foreign operations	503,398	48,711
Loss on evaluation of hedge of net investment in foreign operations	(114,827)	(14,049)
Items that may be reclassified to profit or loss	554,449	564,385
Other comprehensive income, net of tax (Note 30)	354,517	702,300

Total comprehensive income	3,401,453	3,217,380

Net income attributable to:	3,046,936	2,515,080
Net income attributable to owners	3,039,372	2,505,587
Net income attributable to non-controlling interests	7,564	9,493
Total comprehensive income attributable to:	3,401,453	3,217,380
Comprehensive income attributable to owners	3,381,799	3,203,098
Comprehensive income attributable to non-controlling interests	19,654	14,282
Earnings per share (Note 43)
Basic and diluted earnings per share (Unit : In Korean Won)	4,138	3,366

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owner’s equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2023	3,581,392	2,344,816	1,096,194	(2,324,321)	20,948,168	25,646,249	110,937	25,757,186
Net income	—	—	—	—	2,505,587	2,505,587	9,493	2,515,080
Dividends on common stocks	—	—	—	—	(1,372,572)	(1,372,572)	(2,842)	(1,375,414)
Net gain on valuation of financial assets at FVTOCI	—	—	—	727,312	—	727,312	54	727,366
Net gain (loss) on disposal of financial assets at FVTOCI	—	—	—	(87)	87	—	—	—
Changes in capital due to equity method	—	—	—	5,992	—	5,992	—	5,992
Equity method capital adjustment	—	—	—	50	(50)	—	—	—
Gain on foreign currency translation of foreign operations	—	—	—	44,048	—	44,048	4,663	48,711
Loss on evaluation of hedges of net investment in foreign operations	—	—	—	(14,049)	—	(14,049)	—	(14,049)
Remeasurement loss related to defined benefit plan	—	—	—	(65,792)	—	(65,792)	72	(65,720)
Dividends on hybrid securities	—	—	—	—	(95,637)	(95,637)	—	(95,637)
Issuance of hybrid securities	—	299,327	—	—	—	299,327	—	299,327
Redemption of hybrid securities	—	(1,097,696)	—	(1,694)	—	(1,099,390)	—	(1,099,390)
Appropriation of retained earnings	—	—	—	60,491	(60,491)	—	—	—

December 31, 2023	3,581,392	1,546,447	1,096,194	(1,568,050)	21,925,092	26,581,075	122,377	26,703,452

January 1, 2024	3,581,392	1,546,447	1,096,194	(1,568,050)	21,925,092	26,581,075	122,377	26,703,452
Net income	—	—	—	—	3,039,372	3,039,372	7,564	3,046,936
Dividends on common stocks	—	—	—	—	(1,131,996)	(1,131,996)	(3,486)	(1,135,482)
Changes in subsidiaries’ capital	—	—	12,256	—	—	12,256	(9,709)	2,547
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348	—	1,348
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	29,640	—	29,640	(141)	29,499
Net gain (loss) on disposal of financial assets at FVTOCI	—	—	—	(53,539)	53,539	—	—	—
Changes in capital due to equity method	—	—	—	(7,937)	—	(7,937)	—	(7,937)
Equity method capital adjustment	—	—	—	10	(10)	—	—	—
Gain on foreign currency translation of foreign operations	—	—	—	491,204	—	491,204	12,194	503,398
Loss on evaluation of hedges of net investment in foreign operations	—	—	—	(114,827)	—	(114,827)	—	(114,827)
Remeasurement gain (loss) related to defined benefit plan	—	—	—	(57,000)	—	(57,000)	36	(56,964)
Business combination under the common control	—	—	—	(590)	—	(590)	—	(590)
Dividends on hybrid securities	—	—	—	—	(76,249)	(76,249)	—	(76,249)
Issuance of hybrid securities	—	757,970	—	—	—	757,970	—	757,970
Redemption of hybrid securities	—	(658,470)	—	(49,743)	—	(708,213)	—	(708,213)
Appropriation of retained earnings	—	—	—	1,694	(1,694)	—	—	—

December 31, 2024	3,581,392	1,645,947	1,108,450	(1,327,790)	23,808,054	28,816,053	128,835	28,944,888

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	For the years ended December 31
	2024	2023
	(Korean Won in millions)
Cash flows from operating activities:
Net income	3,046,936	2,515,080
Adjustments:
Income tax expense	962,051	814,354
Interest income	(19,550,673)	(18,385,867)
Interest expense	11,984,432	10,949,611
Dividend income	(374,687)	(255,084)

	(6,978,877)	(6,876,986)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	4,584	46,335
Provision for expected credit loss allowance	821,250	993,519
Loss on valuation of investments in associates	6,292	13,016
Loss on disposal of investments in associates	36	441
Loss on derivatives (designated for hedging)	24,252	8,819
Loss on fair value hedge	64,571	72,601
Retirement benefits	109,147	88,694
Loss on other provisions	40,657	72,213
Depreciation and amortization	456,461	425,070
Loss on disposal of properties and equipment, intangible asset and other assets	1,661	1,694
Impairment loss on properties and equipment, intangible asset and other assets	217	22
Loss on foreign currency translation	989,283	342,930
Other losses	10,888	—
Other operating expenses	9,509	169,357

	2,538,808	2,234,711

Deductions of incomes not involving cash inflows:
Gain on financial instruments at FVTPL	1,251,052	553,797
Gain on financial assets at FVTOCI	101,231	8,694
Gain on valuation of investments in associates	50,359	101,804
Gain on disposal of investments in associates	11,053	32,766
Gain on derivatives (designated for hedging)	40,843	69,479
Gain on fair value hedge	25,469	8,986
Gain related to other provisions	3,567	14,498
Gain on disposal of properties and equipment, intangible assets and other assets	1,591	1,853
Reversal of impairment loss on properties and equipment, intangible asset and other assets	—	47
Gain on disposal of assets held for sale	—	3,027

	1,485,165	794,951

Changes in operating assets and liabilities:
Financial instruments at FVTPL	934,120	(2,035,979)
Loans and other financial assets at amortized cost	(21,446,518)	(15,140,110)
Other assets	(23,583)	(122,039)
Deposits due to customers	4,556,235	14,424,924
Provisions	(213,651)	(31,852)
Net defined benefit liability	(103,569)	(112,056)
Other financial liabilities	4,783,889	1,523,574
Other liabilities	(6,281)	55,886

	(11,519,358)	(1,437,652)

Cash received (paid) from operating activities:
Interest income received	19,762,749	18,037,691
Interest expense paid	(11,439,384)	(9,800,116)
Dividends received	374,719	255,176
Income tax paid	(362,782)	(1,355,888)

Net cash inflow (outflow) from operating activities	(6,062,354)	2,777,065

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(CONTINUED)

	For the years ended December 31
	2024	2023
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of financial instruments at FVTPL	13,100,856	10,598,578
Acquisition of financial instruments at FVTPL	(12,838,805)	(12,980,735)
Disposal of financial assets at FVTOCI	26,916,235	20,648,897
Acquisition of financial assets at FVTOCI	(31,708,549)	(24,211,511)
Redemption of securities at amortized cost	7,634,677	8,727,124
Acquisition of securities at amortized cost	(2,586,171)	(4,244,256)
Disposal of investments in associates	33,161	31,030
Acquisition of investments in associates	(52,912)	(68,711)
Disposal of properties and equipment	9,217	18,849
Acquisition of properties and equipment	(182,754)	(129,723)
Disposal of intangible assets	2,340	1,028
Acquisition of intangible assets	(145,126)	(179,648)
Disposal of assets held for sale	—	3,547
Net increase in other assets	18,141	8,277
Business combination under the common control	2,627	—

Net cash inflow (outflow) from investing activities	202,937	(1,777,254)

Cash flows from financing activities:
Net decrease (increase) of derivatives (designated for hedging)	(25,442)	1,394
Net increase (decrease) in borrowings	(981,449)	2,034,234
Issuance of debentures	16,756,011	12,859,755
Redemption of debentures	(13,378,345)	(16,412,140)
Redemption of lease liabilities	(213,326)	(172,682)
Net increase (decrease) in other liabilities	(17,690)	30
Dividends paid to common stocks	(1,131,996)	(1,372,572)
Issuance of hybrid securities	757,970	299,327
Redemption of hybrid securities	(726,055)	(1,100,000)
Dividends paid to hybrid securities	(76,249)	(95,637)
Dividends paid to non-controlling interest	(3,486)	(2,842)
Change in non-controlling interests	2,547	—

Net cash inflow (outflow) from financing activities	962,490	(3,961,133)

Effects of exchange rate changes on cash and cash equivalents	1,640,951	(170,243)
Net decrease in cash and cash equivalents	(3,255,976)	(3,131,565)
Cash and cash equivalents, the beginning of the year	29,286,730	32,418,295

Cash and cash equivalents, the end of the year (Note 6)	26,030,754	29,286,730

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.	GENERAL

(1)	Summary of the Parent company

Woori Bank (hereinafter referred to as the “Bank”), which is a parent company in accordance with K-IFRS No.1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2024, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 716 million shares and ordinary share capital amounting to 3,581,392 million Korean Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 684 branches and offices in Korea, and 16 branches, 8 branch offices and 4 offices overseas as of December 31, 2024.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2024)
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Woori Bank:
Woori America Bank	Finance	100.0	100.0	U.S.A.	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank (*4)	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	84.2	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	Asset securitization	15.0	15.0	Korea	December 31
Jeonju Iwon Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori QS 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori Dream 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori S 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori Display 3rd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Quantum Jump the 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Gongdeok First Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori HW 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
SPG the 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2024)
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Woori-HWC 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 3rd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Park I 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori DS 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori HC 4th Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori SKR 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori H chemical 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
HE the 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Hub The 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori K The 3rd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori KF 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori TS 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori H Square 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori L Yongsan 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 5th Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Ladena 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori HR 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori Lotte Dongtan 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 6th Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HO 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori ESG 1st Co.,Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Osiria 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Eco 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Gangnam Landmark 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HP the 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori KF 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HD 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori ST 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori High End 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori HW 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Mirae 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HR 2nd Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
Woori QS 2nd Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
Woori Plasma 1st Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
Woori Eugene 1st Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
WOORIWON 1ST, CO., LIMITED. (*1)	Asset securitization	0.0	—	Korea	December 31
WOORI ENERBILITY 1ST, CO., LIMITED. (*1)	Asset securitization	0.0	—	Korea	December 31
WOORI HL 1ST, CO., LIMITED. (*1)	Asset securitization	0.0	—	Korea	December 31
WOORI SEOUL STATION AREA 1ST, CO,.LTD. (*1)	Asset securitization	0.0	—	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*2)	Securities investment	98.8	98.8	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No. 2 (*2)	Securities investment	97.3	97.3	Korea	December 31
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 (*2)	Securities investment	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*2)	Securities investment	99.4	99.4	Korea	December 31
Woori North America Energy Infrastructure Private Placement Investment Trust No. 1 (*2)	Securities investment	99.3	99.3	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust (*2)	Securities investment	99.9	99.9	Korea	December 31
Woori Infrastructure New Deal Private Placement Investment Trust No. 1 (*2)	Securities investment	99.5	99.5	Korea	December 31
Woori Global Secondary Private Placement Investment Trust No. 1 (*2)	Securities investment	98.8	98.6	Korea	December 31
Woori ESG Infrastructure Development Private Placement Investment Trust No. 1 (*2)	Securities investment	95.2	95.2	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*2)	Securities investment	97.3	97.2	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2024)
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Kiwoom Harmony Private Placement Investment Trust No. 1 (*2)	Securities investment	97.4	97.4	Korea	December 31
JB Airline Private Placement Investment Trust No. 8 (*2)	Securities investment	97.0	97.0	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 4 (*2)	Securities investment	96.2	96.2	Korea	December 31
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1 (*2)	Securities investment	93.5	—	Korea	December 31
Woori Fund Financing General Type Private Investment Trust (*2)	Securities investment	99.3	—	Korea	December 31
Principal Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	December 31
Principal and Interest Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	December 31
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2:
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
MAGI No.5 LuxCo S.a.r.l:
ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	December 31
Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other Finance	100.0	—	Korea	December 31
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional service	100.0	—	Korea	December 31

(*1)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*2)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

It was determined that the consolidated entity controlled the monetary trust under the Capital Markets Act, taking into account the power of less than half of the ownership stake in investment-related activities, exposure to variable returns, and the ability to use power to affect the variable returns of the consolidated entity.

(*4)

Following Russia’s further invasion of Ukraine in February 2022, various countries, including the United States, have imposed additional sanctions on a number of Russian individuals and entities, and restricted or prohibited certain activities relating to Russia such as making new investments or the provision of certain services. These sanctions may result in a decrease in the value of financial or operating assets held by banks in relation to the disputed country, an increase in the collection period, restrictions on capital transfers, and a decrease in profits. As a result, the Group expect future financial impacts on the business of its subsidiary, AO Woori Bank of Russia, as of December 31, 2024, but it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty.

(*5)	Excluded from the consolidation due to the end of the credit facilities for the year ended December 31, 2024.

(3)	The Group has not consolidated the following entities as of December 31, 2024 and 2023 despite having more than 50% ownership interest:

	As of December 31, 2024
Special Purpose Companies	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities Investment	55.0
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities Investment	55.0
Woori Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities Investment	92.6
Woori Private Real Estate Investment Trust No. 1 (*1)	Korea	Securities Investment	84.9
INMARK France Private Placement Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W (EUR) (*2)	Korea	Securities investment	99.5
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori Woori Bank Partners Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	90.9
Woori Equity Bridge Loan Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	65.0
Woori Private Real Estate Investment Trust No. 5 (*1)	Korea	Securities investment	87.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8
Woori Renewable New Deal Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Woori Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	66.7
Woori GP Commitment Loan Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	80.0
Kiwoom Aurora Private Placement Securities Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	60.0
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (USD) (*2)	Korea	Securities investment	98.0
Woori Equity Investment General Type Private Investment Trust No.1 (*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4 (*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1 (*1)	Korea	Securities investment	88.0

	As of December 31, 2024
Special Purpose Companies	Location	Main Business	Percentage of ownership (%)
Woori GP Commitment Loan Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	85.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities investment	97.7
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*2)	Korea	Securities investment	98.8
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*2)	Korea	Securities investment	99.9
Woori Private Real Estate Investment Trust No. 6 (*1)	Korea	Securities investment	85.0
Woori New Growth Credit Fund 1 (*1)	Korea	Securities investment	70.9
Woori Asset Global Partnership Fund No. 5 (*1)	Korea	Securities investment	57.7
Woori PE Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	82.6
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities investment	75.2
Woori Financial Dino Lab Investment Association No. 1 (*1)	Korea	Securities investment	70.0
Woori Bank Partners General Type Private Investment Trust No.3 (*1)	Korea	Securities investment	90.9
Woori Natixis Partnership Global Private Debt Fund No. 1-1 (USD) (*1)	Korea	Securities investment	80.0
NH-Amundi BXD Private Placement Real Estate Investment Trust No. 2 (USD) (*2)	Korea	Securities investment	77.8
Woori Private Real Estate Investment Trust No. 7 (*1)	Korea	Securities investment	87.0
Woori Junior Equity General Type Private Investment Trust (*1)	Korea	Securities investment	85.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	50.0

(*1)

Since the investee is a discretionary funds, the Group does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The investment target for the fund was predefined, and the disposition of investment assets cannot be determined by the Group, and as a fund of funds, the Group does not have ability to make decisions regarding investment assets in parent funds. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a stock market stabilization fund, the Group does not have power over such fund as the fund’s relevant activities are determined by the investment management committee, over which the Group does not have substantive rights. The Group does not have the power over the fund’s relevant activities even though the Group holds more than 50% of ownership interest.

	As of December 31, 2023
Special Purpose Companies	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.1
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities Investment	55.0
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*3)	Korea	Securities Investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities Investment	55.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities Investment	92.6
WooriG Private Real Estate Investment Trust No. 1 (*1)	Korea	Securities Investment	84.3

	As of December 31, 2023
Special Purpose Companies	Location	Main Business	Percentage of ownership (%)
INMARK France Private Placement Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W (EUR) (*2)	Korea	Securities investment	99.5
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	90.9
WooriG Equity Bridge Loan Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	65.0
WooriG Private Real Estate Investment Trust No. 5 (*1)	Korea	Securities investment	87.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8
WooriG Renewable New Deal Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
WooriG Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	66.7
IGIS ESG Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	60.0
WooriG GP Commitment Loan Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	80.0
Kiwoom Aurora Private Placement Securities Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	60.0
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (USD) (*2)	Korea	Securities investment	98.0
WooriG Equity Investment General Type Private Investment Trust No. 1 (*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4 (*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1 (*1)	Korea	Securities investment	88.0
WooriG GP Commitment Loan Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	85.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities investment	97.7
WooriG Japan General Type Private Real Estate Feeder Investment Trust No. 1-2 (*2)	Korea	Securities investment	98.8
WooriG Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*2)	Korea	Securities investment	99.9
WooriG Private Real Estate Investment Trust No. 6 (*1)	Korea	Securities investment	85.0
Woori New Growth Credit Fund 1 (*1)	Korea	Securities investment	70.9
Woori Asset Global Partnership Fund No. 5 (*1)	Korea	Securities investment	57.7
Woori PE Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	82.6
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities investment	76.9

(*1)

Since the investee is a discretionary funds, the Group does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The investment target for the fund was predefined, and the disposition of investment assets cannot be determined by the Group, and as a fund of funds, the Group does not have ability to make decisions regarding investment assets in parent funds. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a stock market stabilization fund, the Group does not have power over such fund as the fund’s relevant activities are determined by the investment management committee, over which the Group does not have substantive rights. The Group does not have the power over the fund’s relevant activities even though the Group holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Total comprehensive income (loss) attributable to owners
Woori America Bank	5,603,828	4,878,197	278,248	37,240	125,569
Woori Global Markets Asia Limited	764,409	528,256	60,999	22,453	49,694
Woori Bank China Limited	7,025,618	6,252,659	309,973	20,178	101,666
AO Woori Bank	507,190	411,981	56,523	30,459	20,742
PT Bank Woori Saudara Indonesia 1906 Tbk	5,423,733	4,168,715	386,889	56,768	156,791
Banco Woori Bank do Brasil S.A.	230,713	210,275	23,555	(1,412)	(5,629)
Korea BTL Infrastructure Fund	734,750	286	26,829	24,273	23,946
Woori Finance Myanmar Co., Ltd.	46,102	22,268	10,653	2,318	5,121
Wealth Development Bank	272,386	223,457	22,275	1,559	5,782
Woori Bank Vietnam Limited	3,932,302	2,939,490	371,959	61,565	132,345
Woori Bank (Cambodia) PLC	2,212,892	1,585,577	241,234	(14,786)	53,564
Woori Bank Europe	860,239	743,581	41,167	(6,330)	865
Money trust under the FISCM Act	1,201,313	1,175,208	51,546	2,935	2,935
Structured entity for securitization of financial assets	2,179,838	2,548,776	103,230	(5,533)	2,585
Structured entity for the investments in securities	2,138,102	62,111	122,417	97,685	127,430

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Total comprehensive income (loss) attributable to owners
Woori America Bank	4,380,793	3,780,732	213,835	32,412	43,019
Woori Global Markets Asia Limited	639,748	453,289	49,928	14,507	18,354
Woori Bank China Limited	5,812,416	5,141,122	262,453	33,872	32,226
AO Woori Bank	420,219	345,751	29,542	8,091	(3,140)
PT Bank Woori Saudara Indonesia 1906 Tbk	4,665,074	3,804,207	348,081	60,277	87,745
Banco Woori Bank do Brasil S.A.	281,784	255,717	25,196	(3,233)	3,205
Korea BTL Infrastructure Fund	735,206	286	29,905	26,446	25,938
Woori Finance Myanmar Co., Ltd.	37,844	19,132	9,091	2,379	2,629
Wealth Development Bank	294,157	251,010	25,164	(138)	781
Woori Bank Vietnam Limited	3,533,036	2,926,359	300,630	59,692	54,322
Woori Bank (Cambodia) PLC	1,902,011	1,466,719	244,041	25,194	31,906
Woori Bank Europe	1,187,246	1,071,453	40,621	(5,149)	1,290
Money trust under the FISCM Act	1,267,803	1,244,632	66,917	9,652	9,652
Structured entity for securitization of financial assets	2,461,932	2,836,902	90,353	(23,767)	(20,577)
Structured entity for the investments in securities	1,793,892	53,093	129,183	83,807	97,661

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Monetary trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2024 and December 31, 2023, the Group provides 2,166,871 million Won and 2,445,644 million Won of credit facilities for the structured entities mentioned above. As of December 31, 2024 and December 31, 2023 the purchase commitment amount is 650,997 million Won and 1,049,936 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and trust contract. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS No.1110 - Consolidated Financial Statements are as follows:

The ownership interests on unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

The unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distribute dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks by the purchase commitments of asset-backed securities or issuance of asset-backed securities through credit facilities, and the Group recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

The unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from valuation or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit facilities prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

The unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds raise funding required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’ and may be exposed to losses due to reduction in investment value. As of December 31, 2024 and December 31, 2023, the investment value in MMF (Money Market Fund) amounted to 22,850 million Won and 1,450,252 million Won, respectively, and there are no additional MMF-related commitments.

Total assets of the unconsolidated structured entities held by the Group, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of December 31, 2024 and December 31, 2023 are as follows: The maximum exposure to risks includes the amounts that are recognized in the consolidated financial statements and will be confirmed when certain conditions are met in the future such as investments, purchase commitments, credit facilities and others. (Unit: Korean Won in millions):

	December 31, 2024
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	7,286,074	74,946,966	255,076,205
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	6,852,171	3,390,015	9,325,909
Financial assets at FVTPL	—	1,792	9,042,357
Financial assets at FVTOCI	1,813,481	44,477	—
Financial assets at amortized cost	5,038,690	3,341,655	79,879
Investments in associates	—	—	201,084
Derivative assets	—	2,091	2,589
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	242	1,774	—
Derivative liability	—	421	—
Other liabilities (provisions)	242	1,353	—
The maximum exposure to risks (*)	6,929,431	4,083,019	14,655,904
Investments	6,852,171	3,390,015	9,325,909
Purchase agreement	—	—	5,329,995
Credit facilities	77,260	693,004	—
Loss recognized on unconsolidated structured entities	—	319	150,552

(*) This is the amount after deducting the expected credit loss allowance.

	December 31, 2023
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	9,012,541	55,525,814	164,334,970
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,868,621	2,637,529	7,732,375
Financial assets at FVTPL	—	2,111	7,576,233
Financial assets at FVTOCI	2,802,592	43,696	—
Financial assets at amortized cost	6,066,029	2,591,598	—
Investments in associates	—	—	153,958
Derivative assets	—	124	2,184
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	99	3,207	2,006
Derivative liability	—	1,243	2,006
Other liabilities (provisions)	99	1,964	—
The maximum exposure to risks (*)	8,928,381	3,481,625	13,490,033
Investments	8,868,621	2,637,529	7,732,374
Purchase agreement	—	—	5,757,659
Credit facilities	59,760	844,096	—
Loss recognized on unconsolidated structured entities	—	299	63,614

(*) This is the amount after deducting the expected credit loss allowance.

(7)

The share of non-controlling interests on the net income and equity of subsidiaries of which non-controlling interests that are significant to the Group’s consolidated financial statements as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2024	December 31, 2023
PT Bank Woori Saudara Indonesia 1906 Tbk	104,023	103,176
Wealth Development Bank	23,975	21,142

2)	Net income or loss attributable to non-controlling interests

	For the years ended December 31
	2024	2023
PT Bank Woori Saudara Indonesia 1906 Tbk	6,764	9,521
Wealth Development Bank	764	(68)

3)	Dividends to non-controlling interests

	For the years ended December 31
	2024	2023
PT Bank Woori Saudara Indonesia 1906 Tbk	3,450	2,802

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

(1)	Basis of presentation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The material accounting policies applied in the preparation of consolidated financial statements as of and for the year ended December 31, 2024 are stated below, and the accounting policies applied are identical to ones used in the preparation of previous year’s consolidated financial statements, except for the effects of adopting new standards or interpretations as explained below.

The consolidated financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the consolidated financial statements of the Group was initially approved by the board of directors on February 7, 2025, and is planned for an approval in the annual shareholder’s meeting on March 25, 2025.

1) From the accounting period beginning on January 1, 2024, the Group has newly applied the following amendments and interpretations.

i)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The Group determined that there is no significant impact on the consolidated financial statements due to these amendments.

ii)	Amendments to K-IFRS No.1007 ‘Statement of Cash Flows’, K-IFRS No.1107 ‘Financial Instruments: Disclosures’ – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The Group determined that there is no significant impact on the consolidated financial statements due to these amendments.

iii)	Amendments to K-IFRS No.1116 ‘Leases’ – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The Group determined that there is no significant impact on the consolidated financial statements due to these amendments.

iv)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The Group determined that there is no significant impact on the consolidated financial statements due to these amendments.

2) The details of K-IFRS that have been issued and published as of January 1, 2024 but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows :

i)	Amendments to K-IFRS No.1021 ‘The Effects of Changes in Foreign Exchange Rates’ and K-IFRS No.1101 ‘First-time Adoption of International Financial Reporting Standards’ – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group determined that there is no significant impact on the consolidated financial statements due to these amendments.

ii)	Amendments to K-IFRS No.1109 ‘Financial Instruments’, K-IFRS No.1107 ‘Financial Instruments: Disclosures’

When an entity K-IFRS No.1109 ‘Financial Instruments’ and K-IFRS No.1107 ‘Financial Instruments: Disclosures’ have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements. These amendments

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVTOCI).

iii)	Amendments Annual Improvements to K-IFRS -Volume 11

Annual Improvements to K-IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated financial statements.

•	K-IFRS No.1101 ‘First-time Adoption of International Financial Reporting Standards’: Hedge accounting by a first-time adopter

•	K-IFRS No.1107 ‘Financial Instruments: Disclosures’: Gain or loss on derecognition and implementation guidance

•	K-IFRS No.1109 ‘Financial Instruments’: Derecognition of lease liabilities and definition of transaction price

•	K-IFRS No.1110 ‘Consolidated Financial Statements’: Determination of a ‘de facto agent’

•	K-IFRS No.1007 ‘Statement of Cash Flows’: Cost method

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If a subsidiary uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the subsidiary’s accounting policies conform to those of the Group to prepare the consolidated financial statements.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full when preparing the consolidated financial statements.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS No.1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1012 Income Taxes and K-IFRS No.1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS No.1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS No.1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in profit or loss (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of the current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS No.1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS No.1109 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in profit or loss and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS No.1105.

The requirements of K-IFRS No.1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS No.1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS No.1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with K-IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

K-IFRS No.1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for brokerage are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTPL, FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points(limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to the consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(8)	Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

•

Terms of holding multiple contractually linked financial tranche that concentrate credit risk. In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and fair value gains or losses are recognized in profit or loss. Transaction costs related to acquisition at initial recognition is recognized as expense immediately upon its occurrence.

The Group may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument) and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS No.1109 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in the consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by K-IFRS No.1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

•	General approach: Financial assets that do not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

Financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from other comprehensive income to net income.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of Properties and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of derecognition.

(12) Properties and equipment

Properties and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of Properties and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other Properties and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years

The Group reassesses the depreciation method, the estimated useful lives and residual values of Properties and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a Properties and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13) Intangible assets and goodwill

The Group is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Software and others	4 to 5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14) Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(15) Leases

The Group determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Group uses the definition of a lease in K-IFRS No.1116.

1)	The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 2,892 million Won.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘Properties and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Group classifies its leases as either an operating lease or a finance lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies K-IFRS No.1115 to allocate the consideration of the contract.

The Group applies derecognition and impairment provisions of K-IFRS No.1109 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from K-IFRS No.1116.

(16) Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS No.1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS No.1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in profit or loss. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

(17) Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18) Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. Provisions are not recognized for the future operating losses.

The Group recognizes provision related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19) Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(20) Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with K-IFRS No.1109

•	Initial book value less accumulated profit measured in accordance with K-IFRS No.1115

(21) Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22) Hedge accounting of net investment in a foreign operation

When applying hedge accounting of net investment in a foreign operation, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion of the hedge is recognized as current profit or loss in order to offset changes in the fair value of the hedged item caused by the hedging with changes in the fair value of the hedging instrument. The effective portion of hedge recognized in other comprehensive income will be reclassified from other comprehensive income to current profit or loss in accordance with K-IFRS No.1021 The Effects of Changes in Foreign Exchange Rates at the time of disposal of a foreign operation or disposal of a portion of its foreign operations in the future.

(23) Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Group paid taxes in accordance with K-IFRS No.2123 due to the tax authority’s claim but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(24) Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events that are reasonably considered probable. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1) Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2) Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2. Basis of Preparation and material Accounting Policies (9) 5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3) Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each borrower for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance, payment guarantee and unused commitment.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort the end of the current reporting period about past events, current conditions and forecasts of future economic conditions.

The Group uses forward-looking information to estimate expected credit losses in accordance with K-IFRS No.1109 ‘Financial Instruments’. Considering the potential for increased insolvency due to rising domestic and international economic uncertainties, the Group estimates the probability of default (PD) and loss given default (LGD) using forward-looking information on key variables such as GDP growth rate, producer price index, apartment sales price index (KB, Seoul), and unemployment rate (original series), and accordingly recognizes additional expected credit loss provisions.

Unlike the forward-looking information applied at the end of the previous period, the Group used a modeling technique based on GDP growth rate to estimate expected credit losses at the end of the current period.

The Group will continuously monitor the impact of domestic and international political and economic uncertainties on the economy and continue to evaluate the appropriateness of related forward-looking information.

The measurement of expected credit loss is described in 4. Risk management (1) 3) Measurement of expected credit loss.

(4) Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the group has implemented risk management processes of identification, measurement, assessment, control, monitoring and reporting of risk.

The risk is managed in accordance with the Group’s risk management policy. The Board Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of internal capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lose the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Group calculates and manages the appropriate borrowing limits by aggregation, business and industry through management of aggregation, total exposure and portfolio.

b.	Credit risk monitoring organization and role

①	Large Corporate/Global Investment Banking Credit Analysis & Approval Dept.

•	Examination, approval, and maintenance of loans to large enterprises (including small and medium enterprises affiliated with major debt group)

•	Examination, approval, and maintenance of loans to government agencies, public institutions (50% or more of government investments and contributions) and other corporations

•	Examination, approval, and maintenance of relevant real estate PF (Project Financing) (large or non-confirmed construction enterprises)

•	Operation controls over the ‘Credit Management for Affiliate Enterprise Groups’ as specified by the Regulation on Supervision of Bank Business, etc.

•	Examination, approval and maintenance of loans related to IB Group Investment Banking

•	Examination, approval and maintenance of overseas branches or subsidiaries of local companies, foreign companies

•	Support for related tasks such as credit screening and maintenance of overseas review centers

•	Establishing and managing total exposure limits for affiliated companies

•	Management of approved loans (delinquency, asset quality, portfolios, etc.)

•	Credit limit management designated by the Banking Act for the affiliated companies

②	SME Credit Analysis & Approval Dept.

•

Examination, approval, and maintenance of loans to small and medium-sized enterprises (excluding SMEs affiliated with major debt group) (including credit-related securities, credit derivatives, and credit-related deposits)

•	Examination, approval, and maintenance of loans to public institutions (less than 50% of government investments and contributions) and other corporations

•	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

•	Examination, approval, and maintenance of relevant real estate PF (Small- and medium- construction enterprises or non-confirmed)

•	Examination, approval, and maintenance, etc. of business loans related to National Housing and Urban Fund

•	Develop and maintain examination techniques

•	Management of approved loans (delinquency, asset quality, portfolios, etc.)

•	Establishing and managing total exposure limits for affiliated companies

•	Credit research and credit rating for affiliated companies

•	Credit limit management (including reduction plans) designated by the Banking Act for the affiliated companies

•	Derivative-related risk examination and management for affiliated customers

③	Retail Credit Analysis & Approval Dept.

•	Examination, approval, and maintenance of personal and individual business loans

•	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

④	Corporate Restructuring Dept.

•	General management of enterprises subject to workout, etc.

•	General management of enterprises subject to pre-workout, etc. with the management on the borrower in the course of corporate rehabilitation procedures

•	Workout activities such as the establishment and implementation of corporate workout plans performed for relevant enterprise

•	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans performed for relevant enterprise

•	Credit examination, approval, setting total exposure limit and follow-up management for relevant enterprise

•

Examination and execution of loans for sound post-management of rehabilitation loans such as examination, approval, and follow-up management of overseas branches and local corporations of the relevant enterprise

c.	Credit screening and post monitoring or post management

①	Objective

•	To maintain appropriate credit ratings and improve asset quality

②	Main activities

•	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings

•	Review the appropriateness of asset classification by quality and the provision for credit losses

•	Overall analysis of loan portfolio quality

•	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies

•	Review the appropriateness of loan approval and compliance with loan commitments.

•	Post-inspection of the branches’ discretionary decisions for loans

•	Assessing the accuracy of the identification of bad loans and the timeliness of action by the person in charge of the loans

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Group calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating-based approach.

②

The internal rating-based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risk management system. It enables more accurate measurement and management of credit risk than the standard method.

•	The internal rating-based approach

Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default (PD), loss given default (LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Group.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The corporate credit rating is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, deposit transactions, etc. of the representative’s the Bank itself and other financial institutions, and judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

•

General corporate evaluation model: Classified to external audit based on K-IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2 and personal business based on their total assets, sales volume, accounting standards, whether subject to external audit or not, loan size and types of business; such as individuals or corporations.

•	Evaluation model of local governments

•	Evaluation model of public institutions

•	Evaluation model of financial institutions: Banks, insurance companies, financial investment, and other financing

•	Evaluation model of overseas companies

•	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

•

Specialized lending evaluation model: PF (*1), OF(Object Financing) (*2), CF(Commodities Financing) (*3), real estate financing for sale , Real estate financing for rent , fund financing, acquisition financing , asset securitization.

(*1) Project Finance (PF)

Credit provided for large-scale facility projects that involve significant costs, such as power plants and transportation facilities, secured by the project itself and repaid from the cash flow generated by the project.

(*2) Object Finance (OF)

Credit provided for the purchase of tangible assets such as ships and aircraft, secured by the asset itself and repaid from the cash flow generated by the asset.

(*3) Commodities Finance (CF)

Credit secured by reserves, inventories, or receivables related to commodities traded on recognized exchanges, with the proceeds from the sale of these assets used as the source of repayment.

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

•

Application Scoring System(ASS) : The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information and credit information.

•	Behavior Scoring System(BSS) : The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information and credit information.

②	Operation of retail credit scoring model

•	SOHO loan credit scoring model : ASS / BSS scoring model

•	Household loan credit scoring model : ASS / BSS scoring model

③	Retail credit scoring model evaluation system : Presented in number from grade 1 to 10.

<Utilization score of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as asset quality and provisions for the credit losses

④	Utilizes as an indicator of Risk Adjusted Performance Measurement and relevant performance measurement.

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department (large enterprise, small and medium-sized enterprise, personal, etc.) that is independent from the sales department, but the head of the branch has authority to grant credit ratings to small-scale loans according to the size of the loans. The Group clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, periodic and regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings.

②	Securing independence of credit risk control operations

The Credit Risk Management Dept. within the Risk Management Group that is independent of the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review and modification. The Credit Risk Management Dept. conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of credit evaluation system, the Risk Model Validation Dept. within the Risk Management Group that is independent from the credit evaluation system department conducts validation of credit evaluation system. The Risk Model Validation Dept. conducts periodic validation to assess the design adequacy of credit evaluation system, to determine whether BIS satisfies with minimum requirements and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.).

A third-party review is conducted in Head Office Audit Dept. for the development/ implementation of Credit Risk Management Dept.‘s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the Risk Model Validation Dept.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Executive Risk Management Committee and the Board Risk Management Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Executive Risk Management Committee and the Board Risk Management Committee (Board of Directors).

d.	Scope of application of internal rating method

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, and banks	October 30, 2008

	Standard method	Subsidiaries, overseas branches, and other assets	October 30, 2008

Internal rating-based model

Large/small, medium-sized enterprise exposure (external audit IFRS, external audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, and asset-backed exposure (Credit rating-based approach)

October 30, 2008 February 13, 2015

Stepwise application		Special financing, financial institutions, non-profit organizations, and public institutions	October 30, 2008

iii)	Measurement of expected credit loss

K-IFRS No.1109 Financial Instruments requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality, early warning system, days past due and other. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis. The Group performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating (*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest	—

Deferment of interest	—

(*)	The Group has applied the indicators of significant decrease in credit rating since the initial recognition as follows, and the estimation method is regularly being monitored.

Classification	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step
Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 9	More than 1 step

The Group determined that there was no significant increase in credit risk after the initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

In addition, the Group reflects the future economic forecast adjustment coefficient in the probability of default and loss given default and recognizes additional provisions for expected credit losses by adjusting the future economic forecast adjustment coefficient in consideration of the potential for insolvency due to increase in domestic and international economic uncertainty.

The Group has estimated the expected credit loss allowances using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is using reasonably supportable macroeconomic indicators such as Gross Domestic Product (real, original) growth rate, average manufacturing utilization rate, apartment sales price index (KB, Seoul), unemployment rate (original series), etc., in order to forecast forward looking information conditions.

The Group applies the following forward-looking model and reviews the results regularly.

•

Development of estimation models through regression analysis of borrower(corporate/retail)/probability of default by point in time and collateral (credit, collateral)/ default recovery rate by point in time (1-loss given default) and macroeconomic indicator data by year

Major macroeconomic variables	Correlation between credit risk and macroeconomic indicators
Gross Domestic Product (real, original series) growth rate	Negative (-) Correlation

Average manufacturing utilization rate	Negative (-) Correlation

Unemployment rate (original series)	Positive (+) Correlation

Apartment sales price index (KB, Seoul)	Negative (-) Correlation

KOSPI	Negative (-) Correlation

Gross Domestic Income (GDI)	Negative (-) Correlation

Retail sales index	Negative (-) Correlation

Housing transaction price index (KB, Nationwide)	Negative (-) Correlation

KOSDAQ	Negative (-) Correlation

•

Calculation of estimated probability of default and estimated default recovery rate by incorporating future economic outlook using utilizing economic variable forecasts derived from various methods: 1) Economic variable forecasts provided by institutions verified to be reliable such as the Bank of Korea (BOK), Korea Development Institute (KDI), and Korea Institute of Finance (KIF); 2) Forecasts derived from external institutions and regression analysis results; 3) Economic variable forecasts derived through time series trends, etc., to the estimation model developed as a result of modeling.

•	Forecast of macroeconomic variables

a)	Probability weight

As of December 31, 2024, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Probability weight	47.44	4.60	27.96	20.00

b)	Economic forecast of each major macroeconomic variables by scenario (prospect period: 2025)

As of December 31, 2024, the forecasts of major macroeconomic variables by scenario are as follows (Unit: Billion won, %):

Major macroeconomic variables (*1)(*2)	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Gross Domestic Product (real, original series) growth rate	1.97	5.74	(0.18)	(5.11)
Average manufacturing utilization rate	71.50	78.12	67.74	57.38
Unemployment rate (original series)	2.83	1.90	3.36	6.30
Apartment sales price index (KB, Seoul)	93.48	106.74	85.95	78.42
KOSPI	2,575.69	3,110.75	2,036.57	1,817.42
Gross Domestic Income (GDI)	2,307,889.89	2,393,479.82	2,259,290.15	2,084,178.80
Retail sales index	110.99	117.19	107.47	96.02
Housing transaction price index (KB, Nationwide)	148.78	172.67	135.22	121.66
KOSDAQ	824.83	995.37	616.12	543.09

(*1)	Considering the default forecast period, the Group reflected the future economic outlook.
(*2)

The macroeconomic variables outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on verified information from research institutes and historical data available at the time of estimation. Therefore, it could be different from other institutions’ estimates.

•

When reflecting the predicted probability of default and default recovery rates, the increase rate is used as a future economic forecast adjustment coefficient and reflected in the estimate applied for the current year.

The Group has additionally applied a Worst scenario to the three macroeconomic variable scenarios (Normal, Good, and Bad) considering internal and external uncertainties. Assuming all other conditions remain the same and assigning a probability weight of 100% to each scenario, the results of the Group’s sensitivity analysis of expected credit loss allowance are as follows (Unit: Korean Won in millions):

Scenarios	Probability weight	Assuming 100%	Difference from book value
Good	4.60%	1,334,317	(753,242)
Normal	47.44%	1,485,847	(601,712)
Bad	27.96%	1,866,074	(221,484)
Worst	20.00%	4,205,947	2,118,388

iv)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of expected credit loss allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment Additionally, loan commitments are the unused commitment amounts that represent the maximum exposure to credit risk for each loan.

The maximum exposure to credit risk as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Loans and other financial assets at amortized cost	Korean treasury and government agencies	194,896	2,269,614
	Banks	23,060,847	20,630,733
	Corporates	164,118,475	144,719,788
	Retail	179,173,623	173,120,629

	Sub-total	366,547,841	340,740,764

Financial assets at FVTPL (*1)	Due from banks	73,951	39,241
	Debt securities	4,651,188	5,039,784
	Derivative assets	10,095,101	5,798,327

	Sub-total	14,820,240	10,877,352

Financial assets at FVTOCI	Debt securities and others	42,912,557	36,694,110
Securities at amortized cost	Debt securities	19,193,186	23,996,172
Derivative assets (Designated for hedging)		10,102	698
Off-balance accounts	Guarantees (*2)	16,610,473	13,628,841
	Loan commitments	90,311,327	84,159,332

	Sub-total	106,921,800	97,788,173

	Total	550,405,726	510,097,269

(*1) Puttable financial instruments are not included.

(*2) As of December 31, 2024 and 2023, the financial guarantee amount of 4,156,000 million Won and 3,497,197 million Won are included, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2024
	Korea	China	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	335,312,680	5,784,236	7,076,667	584,060	850,835	16,939,363	366,547,841
Securities at amortized cost	18,042,879	197,188	712,761	—	—	240,358	19,193,186
Financial assets at FVTPL	10,387,361	88	1,824,414	553,842	430,341	1,624,194	14,820,240
Financial assets at FVTOCI	37,736,203	589,277	3,157,655	190,801	22,112	1,216,509	42,912,557
Derivative assets (Designated for hedging)	—	—	3,216	—	6,886	—	10,102
Off-balance accounts	100,568,462	1,213,479	1,689,796	87,755	20,758	3,341,550	106,921,800
Guarantees	13,792,824	497,302	763,582	87,755	20,758	1,448,252	16,610,473
Loan commitments	86,775,638	716,177	926,214	—	—	1,893,298	90,311,327

Total	502,047,585	7,784,268	14,464,509	1,416,458	1,330,932	23,361,974	550,405,726

(*) Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia and other countries.

	December 31, 2023
	Korea	China	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	313,519,402	5,068,762	5,527,148	260,834	608,258	15,756,360	340,740,764
Securities at amortized cost	22,529,414	111,832	1,049,669	—	—	305,257	23,996,172
Financial assets at FVTPL	8,117,966	519	1,440,175	355,478	143,229	819,985	10,877,352
Financial assets at FVTOCI	32,422,652	724,786	2,367,997	7	32,194	1,146,474	36,694,110
Derivative assets (Designated for hedging)	—	—	—	—	698	—	698
Off-balance accounts	93,453,166	921,904	745,832	20,045	26,351	2,620,875	97,788,173
Guarantees	11,756,361	428,666	182,740	20,045	26,351	1,214,678	13,628,841
Loan commitments	81,696,805	493,238	563,092	—	—	1,406,197	84,159,332

Total	470,042,600	6,827,803	11,130,821	636,364	810,730	20,648,951	510,097,269

(*) Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2024 and 2023 (Unit: Korean Won in millions):

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	86,264,992	46,100,201	30,436,530	4,751,261	176,668,876	22,325,981	366,547,841
Securities at amortized cost	169,352	—	10,238,266	59,866	—	8,725,702	19,193,186
Financial assets at FVTPL	129,606	563,351	9,625,142	11,452	693	4,489,996	14,820,240
Financial assets at FVTOCI	331,590	474,837	29,935,897	194,940	—	11,975,293	42,912,557
Derivative assets (Designated for hedging)	—	—	10,102	—	—	—	10,102
Off-balance accounts	20,286,212	27,691,963	14,908,569	2,749,923	33,498,969	7,786,164	106,921,800
Guarantees	4,485,092	7,770,339	1,631,135	858,098	7,159	1,858,650	16,610,473
Loan commitments	15,801,120	19,921,624	13,277,434	1,891,825	33,491,810	5,927,514	90,311,327

Total	107,181,752	74,830,352	95,154,506	7,767,442	210,168,538	55,303,136	550,405,726

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	78,336,718	42,610,153	26,776,372	3,894,430	170,434,257	18,688,834	340,740,764
Securities at amortized cost	189,193	—	14,151,799	69,720	—	9,585,460	23,996,172
Financial assets at FVTPL	124,622	174,464	6,013,642	21,687	2,600	4,540,337	10,877,352
Financial assets at FVTOCI	453,694	408,377	25,832,327	290,856	—	9,708,856	36,694,110
Derivative assets (Designated for hedging)	—	—	698	—	—	—	698
Off-balance accounts	20,480,798	22,137,750	14,342,704	2,475,491	33,375,382	4,976,048	97,788,173
Guarantees	5,817,599	4,318,602	2,145,967	541,769	5,768	799,136	13,628,841
Loan commitments	14,663,199	17,819,148	12,196,737	1,933,722	33,369,614	4,176,912	84,159,332

Total	99,585,025	65,330,744	87,117,542	6,752,184	203,812,239	47,499,535	510,097,269

v)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Stage 1		Stage 2		Stage 3	Total	Expected credit loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	319,216,302	22,126,049	12,779,833	12,871,140	1,891,996	368,885,320	(2,337,479)	366,547,841
Korean treasury and government agencies	195,521	—	—	—	—	195,521	(625)	194,896
Banks	22,842,408	115,722	88,306	—	36,140	23,082,576	(21,729)	23,060,847
Corporates	139,696,518	16,962,447	2,745,985	5,666,456	715,654	165,787,060	(1,668,585)	164,118,475
General business	97,835,687	10,772,864	2,359,928	4,012,005	548,821	115,529,305	(1,255,045)	114,274,260
Small- and medium-sized enterprise	30,520,022	5,841,706	376,099	1,560,415	163,776	38,462,018	(343,071)	38,118,947
Project financing and others	11,340,809	347,877	9,958	94,036	3,057	11,795,737	(70,469)	11,725,268
Retails	156,481,855	5,047,880	9,945,542	7,204,684	1,140,202	179,820,163	(646,540)	179,173,623
Securities at amortized cost	19,203,940	—	—	—	—	19,203,940	(10,754)	19,193,186
Financial assets at FVTOCI (*3)	42,756,363	156,194	—	—	—	42,912,557	(29,082)	42,912,557

Total	381,176,605	22,282,243	12,779,833	12,871,140	1,891,996	431,001,817	(2,377,315)	428,653,584

	December 31, 2024
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	237,605,385	22,440,301	828,926	260,874,612
Korean treasury and government agencies	55,775	—	—	55,775
Banks	2,474,302	—	—	2,474,302
Corporates	98,950,301	7,227,619	442,546	106,620,466
General business	59,099,372	5,578,709	328,666	65,006,747
Small- and medium-sized enterprise	32,222,974	1,588,272	113,880	33,925,126
Project financing and others	7,627,955	60,638	—	7,688,593
Retails	136,125,007	15,212,682	386,380	151,724,069
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	237,605,385	22,440,301	828,926	260,874,612

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI are disclosed as the amount before deducting credit loss allowances as it does not reduce the carrying amount.

	December 31, 2023
	Stage 1		Stage 2		Stage 3	Total	Expected credit loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	296,033,576	21,955,372	12,050,634	11,626,681	1,217,842	342,884,105	(2,143,341)	340,740,764
Korean treasury and government agencies	2,271,866	—	—	—	—	2,271,866	(2,252)	2,269,614
Banks	20,513,289	122,383	21,770	—	15,295	20,672,737	(42,004)	20,630,733
Corporates	122,509,007	16,455,436	2,334,156	4,305,144	643,838	146,247,581	(1,527,793)	144,719,788
General business	83,348,441	9,863,108	1,739,452	2,982,436	489,033	98,422,470	(1,090,112)	97,332,358
Small- and medium-sized enterprise	30,845,647	6,444,048	575,487	1,235,856	154,805	39,255,843	(365,748)	38,890,095
Project financing and others	8,314,919	148,280	19,217	86,852	—	8,569,268	(71,933)	8,497,335
Retails	150,739,414	5,377,553	9,694,708	7,321,537	558,709	173,691,921	(571,292)	173,120,629
Securities at amortized cost	24,010,113	—	—	—	—	24,010,113	(13,941)	23,996,172
Financial assets at FVTOCI (*3)	36,481,027	213,083	—	—	—	36,694,110	(27,379)	36,694,110

Total	356,524,716	22,168,455	12,050,634	11,626,681	1,217,842	403,588,328	(2,184,661)	401,431,046

	December 31, 2023
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	220,651,829	20,719,969	606,984	241,978,782
Korean treasury and government agencies	39,199	—	—	39,199
Banks	2,136,530	—	—	2,136,530
Corporates	89,560,890	5,469,252	247,006	95,277,148
General business	52,943,946	4,053,318	169,218	57,166,482
Small- and medium-sized enterprise	31,327,521	1,415,934	77,788	32,821,243
Project financing and others	5,289,423	—	—	5,289,423
Retails	128,915,210	15,250,717	359,978	144,525,905
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	220,651,829	20,719,969	606,984	241,978,782

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI are disclosed as the amount before deducting credit loss allowances as it does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	15,678,584	808,182	41,866	59,688	22,153	16,610,473
Loan commitments	85,592,644	2,416,771	2,080,517	221,395	—	90,311,327

Total	101,271,228	3,224,953	2,122,383	281,083	22,153	106,921,800

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and retails are grades 7 ~ 10.

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	12,351,077	1,150,185	73,192	40,890	13,497	13,628,841
Loan commitments	79,417,178	2,613,884	1,938,972	189,268	30	84,159,332

Total	91,768,255	3,764,069	2,012,164	230,158	13,527	97,788,173

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and retails are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

For the year ended December 31, 2024, there have been no significant decreases in the value of collateral or other credit enhancements held by the Group or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

vii)

Among the financial assets that have measured expected credit loss allowances in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows for the year ended December 31, 2024 is 52,420 million Won, with net losses recognized along with the changes 1,500 million Won and for the year end December 31, 2023 is 120,681 million Won, with net losses recognized along with the changes 1,283 million Won, respectively.

viii)

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act. and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is not possible to recover the loan amount through legal means such as selling debtor’s assets via auctions or through any other means available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2024 and 2023 is 7,662,692 million Won and 8,642,906 million Won, respectively. In addition, the contractual uncollected amount of financial assets written off during the year ended December 31, 2024, but still in the process of recovery is 408,610 million Won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk arises from changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks in the trading and non-trading activities and measuring its level and evaluating the appropriateness of the level of accepted market risks.

i)	Market risk management for trading activities

The Group has introduced and applied the Basel III standard method according to Detailed Enforcement Regulations for Supervision of Banking Business <Appendix 3-2> as a measurement method of market risk since 2023. On a consolidated basis, the market risk capital requirements used for calculating the BIS ratio are determined by aggregating the capital required for sensitivity-based methods, default risk, and residual risk, and are managed within the established internal capital limit.

The sensitivity-based method measures linear and nonlinear losses that may occur due to unfavorable fluctuations such as interest rates, credit spreads, stock prices, exchange rates, and general commodity prices, and measures losses that may occur due to sudden bankruptcy not considered in the sensitivity method. Other losses not considered in the sensitivity method and default risk are measured in the residual risk required equity capital.

The foreign exchange positions intentionally opened to mitigate the impact of exchange rate fluctuations on the capital ratio, specifically for overseas business investments in key operating currencies such as IDR, VND, and CNY, are excluded from the calculation of market risk capital requirements with the approval of structural foreign exchange positions from the financial regulatory authorities. However, they are managed within market internal capital, among others.

In addition, in the event of extreme situations such as the IMF crisis and the global financial crisis, stress tests are conducted every month to measure the size of losses to prepare for crises.

Market risk limits, including internal capital, loss, and VaR limits, are allocated annually by the Board Risk Management Committee and Executive Risk Management Committee based on business groups, departments, teams and risk factors, while the position management department sets limits for business units excluding the derivatives book. Compliance with limits is independently monitored by both the operation department and the Risk Management Dept. And the details of the limit monitoring are regularly reported to the Executive Risk Management Committee and the Board Risk Management Committee.

a)	Trading activities

The market risk required equity capital at the end of the reporting period by risk group is as follows (Unit: Korean Won in millions):

	Risk group	December 31, 2024	December 31, 2023
Sensitivity-based risk	General interest rate risk	29,029	37,832
	Equity risk	3,006	9,376
	General commodity risk	51	12
	Foreign exchange risk (*)	114,174	249,044
	Non-securitization credit spread risk	18,258	27,371
	Securitization (excluding correlation trading portfolio, CTP) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non-Securitization bankruptcy risk	8,604	—
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	1,182	692

Total		174,304	324,327

(*) The structural foreign exchange positions approved by the Financial Supervisory Service Governor are excluded from the calculation of the foreign exchange capital requirements.

ii)	Market risk management for non-trading activities

For non-trading sectors of the Group, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through ALM (Asset Liability Management) system, and then, interest rate risks are managed and measured by various analysis methods such as calculating ΔNII(change in Net Interest Income) and ΔEVE(change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from fluctuations in interest rates and is measured by subtracting the present value of the liability from the present value of the asset. ΔNII indicates a change in net interest income over a specified future period (e.g., 1 year) due to fluctuations in interest rates, and ΔEVE indicates the economic value changes in equity capital resulting from changes in interest rates affecting the present value of asset, liabilities, and off-balance-sheet items.

Applying six scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the above six scenarios, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, applying two scenarios(parallel increase and decrease), Based on the two scenarios (parallel increase and decrease) likewise, the maximum is calculated as the final ΔNII.

For assets and liabilities as of December 31, 2024 and 2023 that include the Bank and consolidated trusts and subsidiaries of the Bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2024		December 31, 2023
ΔEVE(*1)	ΔNII(*2)	ΔEVE(*1)	ΔNII(*2)
952,830	668,290	683,660	743,489

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Group measures and manages the risks resulting from interest rate fluctuations caused by mismatches in interest rates and maturities of assets and liabilities. At the interest rate re-pricing date, cash flows (both principal and interest) of interest-bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	228,548,911	50,494,417	23,092,039	15,052,939	64,031,345	4,200,527	385,420,178
Financial assets at FVTPL	22,850	—	—	—	—	—	22,850
Financial assets at FVTOCI	7,276,054	4,996,536	2,350,588	2,570,750	26,449,061	1,421,185	45,064,174
Securities at amortized cost	1,318,853	1,641,266	1,856,726	629,079	12,972,012	1,862,090	20,280,026

Total	237,166,668	57,132,219	27,299,353	18,252,768	103,452,418	7,483,802	450,787,228

Liability:
Deposits due to customers	166,067,906	54,851,422	43,879,398	40,969,896	62,233,212	34,575	368,036,409
Borrowings	17,300,859	3,577,136	1,144,449	1,343,675	2,961,263	513,870	26,841,252
Debentures	2,627,676	3,528,439	2,602,985	1,633,304	14,766,804	2,611,435	27,770,643

Total	185,996,441	61,956,997	47,626,832	43,946,875	79,961,279	3,159,880	422,648,304

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	231,931,189	51,219,278	15,180,818	10,039,801	41,683,691	2,846,339	352,901,116
Financial assets at FVTPL	1,384,444	—	—	—	—	—	1,384,444
Financial assets at FVTOCI	5,976,531	3,489,341	2,425,700	3,008,905	22,852,783	756,272	38,509,532
Securities at amortized cost	1,451,409	1,230,486	3,335,565	1,416,082	15,907,380	2,171,914	25,512,836

Total	240,743,573	55,939,105	20,942,083	14,464,788	80,443,854	5,774,525	418,307,928

Liability:
Deposits due to customers	167,780,980	52,405,606	32,440,904	45,399,091	59,988,159	34,406	358,049,146
Borrowings	18,995,694	3,650,406	1,086,213	1,394,729	2,989,361	437,839	28,554,242
Debentures	6,011,955	3,550,214	1,214,427	2,854,877	6,761,968	2,296,383	22,689,824

Total	192,788,629	59,606,226	34,741,544	49,648,697	69,739,488	2,768,628	409,293,212

iii)	Currency risk

The Group manages currency risk based on a comprehensive position that includes both domestic and international spot and futures foreign exchange positions. The Risk Management Committee sets market internal capital limits for each group to manage market risks, including currency risk. The trading desks and dealers manage the comprehensive position by operating spot foreign exchange and currency derivatives within the set market risk and foreign exchange position limits.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2024 and 2023 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2024
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,257	12,138,001	78,491	735,049	1,330	267,679	223	341,262	1,123,418	14,605,409
	Loans and other financial assets at amortized cost	21,620	31,780,528	104,070	974,600	26,856	5,405,371	2,212	3,380,628	7,580,785	49,121,912
	Financial assets at FVTPL	871	1,279,639	6,655	62,327	—	—	145	222,355	20,086	1,584,407
	Financial assets at FVTOCI	3,588	5,274,144	—	—	2,910	585,622	37	55,853	847,518	6,763,137
	Securities at amortized cost	767	1,127,313	—	—	980	197,188	36	55,074	175,895	1,555,470

	Total	35,103	51,599,625	189,216	1,771,976	32,076	6,455,860	2,653	4,055,172	9,747,702	73,630,335

Liability	Financial liabilities at FVTPL	112	164,400	2	15	—	—	1	1,766	751	166,932
	Deposits due to customers	23,607	34,702,743	250,528	2,346,146	27,301	5,494,893	2,024	3,094,378	5,348,054	50,986,214
	Borrowings	8,302	12,203,906	49,495	463,513	110	22,235	545	832,661	2,833,639	16,355,954
	Debentures	3,379	4,967,433	—	—	—	—	—	—	—	4,967,433
	Other financial liabilities	2,122	3,119,796	20,524	192,200	4,120	829,197	244	373,176	491,995	5,006,364

	Total	37,522	55,158,278	320,549	3,001,874	31,531	6,346,325	2,814	4,301,981	8,674,439	77,482,897

Off-balance accounts		7,939	11,670,439	23,905	223,864	1,702	342,576	647	988,344	1,506,643	14,731,866

		December 31, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,538	11,008,831	107,487	980,995	1,376	248,903	641	914,935	1,144,924	14,298,588
	Loans and other financial assets at amortized cost	24,461	31,540,624	134,948	1,231,612	30,536	5,522,075	1,791	2,554,780	4,590,795	45,439,886
	Financial assets at FVTPL	889	1,146,904	17,004	155,186	—	—	278	396,290	72,351	1,770,731
	Financial assets at FVTOCI	3,136	4,044,155	—	—	3,882	701,938	6	8,549	738,710	5,493,352
	Securities at amortized cost	1,223	1,576,690	—	—	618	111,839	68	97,393	184,938	1,970,860

	Total	38,247	49,317,204	259,439	2,367,793	36,412	6,584,755	2,784	3,971,947	6,731,718	68,973,417

Liability	Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,885	1,065,372
	Deposits due to customers	23,962	30,896,252	279,393	2,549,912	23,162	4,188,690	2,122	3,027,521	5,531,315	46,193,690
	Borrowings	9,339	12,041,139	22,598	206,247	1,658	299,748	225	321,529	2,639,360	15,508,023
	Debentures	4,041	5,209,837	—	—	—	—	—	—	—	5,209,837
	Other financial liabilities	3,442	4,438,668	22,087	201,578	7,752	1,401,956	99	141,384	385,361	6,568,947

	Total	41,134	53,037,596	347,884	3,175,003	32,572	5,890,394	2,655	3,787,955	8,654,921	74,545,869

Off-balance accounts		6,977	8,996,028	30,143	275,101	2,043	369,483	601	857,974	568,935	11,067,521

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and off-balance sheet account that can generate cash-flow are subject to the liquidity risk management.

i)	Liquidity risk management

a)	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within 30 days) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio (LCR) and quarterly Net Stable Funding Ratio (NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b)	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Group manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Group established and manages the target ratio of concentration of funding for specific funding sources that are highly likely to withdraw. The Group also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Treasury Department, each business group, etc.) can identify liquidity risk management indicators and status.

c)	Establishment and implementation of Contingency Plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Group has strengthened monitoring related to foreign currency liquidity by operating a foreign currency liquidity plan separately from January 2012.

•	Inspection items related to liquidity risk on the Contingency Plan checklist

∎	The amount of Won and foreign currency and insufficiency of funds

∎	Liquidity coverage ratio (monthly average balance, daily balance)

∎	The amounts of deposits and withdrawals (saving deposit in Korean Won, depository)

∎	Overdraft limit exhaustion rate

∎	Percentage of reduction in the balance of deferred deposits

∎	Percentage of concentration of funding by subject and period

∎	Won and foreign currency funding spread

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	—	—	—	—	74,205
Deposits due to customers	236,298,950	41,158,837	32,874,946	42,446,187	16,599,482	1,441,449	370,819,851
Borrowings	9,737,351	5,577,169	4,338,707	3,477,117	3,391,285	563,870	27,085,499
Debentures	2,073,670	3,683,287	2,606,561	2,036,919	14,770,810	2,611,573	27,782,820
Lease liabilities	53,205	42,188	38,538	34,265	262,872	50,352	481,420
Other financial liabilities	17,495,078	73,587	402	756	129,235	4,287,098	21,986,156

Total	265,732,459	50,535,068	39,859,154	47,995,244	35,153,684	8,954,342	448,229,951

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	—	—	—	—	—	39,524
Deposits due to customers	236,085,326	39,021,172	22,074,011	47,439,484	16,265,194	1,549,490	362,434,677
Borrowings	10,367,869	5,123,944	3,399,817	3,398,051	3,207,769	437,839	25,935,289
Debentures	3,783,034	3,692,866	2,496,132	3,723,968	6,761,968	2,296,383	22,754,351
Lease liabilities	69,274	37,159	53,277	30,493	133,291	25,084	348,578
Other financial liabilities	13,223,991	62,788	505	790	106,227	4,193,709	17,588,010

Total	263,569,018	47,937,929	28,023,742	54,592,786	26,474,449	8,502,505	429,100,429

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	—	—	—	—	74,205
Deposits due to customers	242,015,533	43,010,503	32,635,026	37,588,260	14,465,794	491,714	370,206,830
Borrowings	9,739,766	5,578,296	4,339,783	3,479,184	3,384,599	563,870	27,085,498
Debentures	2,073,670	3,683,287	2,606,561	2,036,919	14,770,810	2,611,573	27,782,820
Lease liabilities	53,208	43,333	39,738	35,465	267,183	50,352	489,279
Other financial liabilities	17,495,762	73,915	722	1,371	127,287	4,287,098	21,986,155

Total	271,452,144	52,389,334	39,621,830	43,141,199	33,015,673	8,004,607	447,624,787

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	—	—	—	—	—	39,524
Deposits due to customers	241,895,128	41,050,492	22,766,281	41,432,233	14,084,245	505,146	361,733,525
Borrowings	10,367,869	5,123,944	3,399,817	3,398,051	3,207,769	437,839	25,935,289
Debentures	3,783,034	3,692,866	2,496,132	3,723,968	6,761,968	2,296,383	22,754,351
Lease liabilities	69,274	38,403	54,639	31,871	145,039	25,746	364,972
Other financial liabilities	13,223,991	62,788	505	790	106,227	4,193,709	17,588,010

Total	269,378,820	49,968,493	28,717,374	48,586,913	24,305,248	7,458,823	428,415,671

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are classified as “within 3 months” in the table below. Derivatives designated for hedging are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2024 and 2023 is as follows (Unit: Korean Won in millions):

		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2024	Fair value hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading	9,161,143	—	—	—	—	—	9,161,143
December 31, 2023	Fair value hedge	29,176	34,370	157	35,272	39,861	—	138,836
	Trading	5,983,782	—	—	—	—	—	5,983,782

iv)	Maturity analysis of off-balance accounts (guarantees, loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. In the case of payment guarantees, which correspond to financial guarantees such as debenture issuance and loan collateral, as well as loan commitments and other credit offerings provided by the Group, there is a contract maturity date; however, payment must be executed immediately if the counterparty requests payment. Details of off-balance accounts as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Guarantees	16,610,473	13,628,841
Loan commitments	90,311,327	84,159,332
Other commitments	6,039,793	5,892,297

(4)	Operational risk

i)	Definition

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

ii)	Operational risk measurement and management

The Bank measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board Risk Management Committee. The Bank regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Bank conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the Group has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement which has been implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the regulations above, the Group is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 9.0% and 8.0%, a Tier 1 capital ratio of 10.5% and 9.5% and a minimum total capital ratio of 12.5% and 11.5% as of December 31, 2024 and 2023, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024 (*)	December 31, 2023
Risk-weighted assets for credit risk	171,533,503	155,484,214
Risk-weighted assets for market risk	2,178,805	4,054,084
Risk-weighted assets for operational risk	18,296,422	16,535,445

Total risk-weighted assets	192,008,730	176,073,743

Common Equity Tier 1 capital	25,060,125	23,183,323
Other Tier 1 capital	1,652,581	1,554,186
Tier 2 capital	3,717,491	3,500,420

Total risk-adjusted capital	30,430,197	28,237,929

Common Equity Tier 1 ratio	13.05%	13.17%

Tier 1 capital ratio	13.91%	14.05%

Total capital ratio	15.85%	16.04%

(*)	Tier 1 capital ratio as of December 31, 2024 is estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, Financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, Structured finance, M&A, Equity & fund investment related business, Venture advisory related tasks, Real estate SOC development practices, etc.

•	Capital market: Investment in securities and derivatives, etc.

•	Headquarters and others: Segments that do not belong to operating segments above.

The details of operating income by each segment for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Continuing operations
Net interest income (expense)	2,347,537	3,236,304	(268,845)	(61,738)	1,292,907	6,546,165	1,020,076	7,566,241
Interest income	6,072,087	8,459,406	462,395	118,247	3,844,336	18,956,471	594,202	19,550,673
Interest expense	(3,225,417)	(6,906,235)	(58)	11,696	(2,290,292)	(12,410,306)	425,874	(11,984,432)
Inter-segment	(499,133)	1,683,133	(731,182)	(191,681)	(261,137)	—	—	—
Net non-interest income (expense)	435,555	611,386	584,626	206,750	107,580	1,945,897	(874,664)	1,071,233
Non-interest income	413,213	657,790	798,762	19,470,420	1,014,657	22,354,842	(19,048,803)	3,306,039
Non-interest expense	(67,906)	(130,075)	(214,136)	(19,263,670)	(733,158)	(20,408,945)	18,174,139	(2,234,806)
Inter-segment	90,248	83,671	—	—	(173,919)	—	—	—
Other expense	(1,967,867)	(1,580,876)	(24,618)	(54,003)	(750,351)	(4,377,715)	(190,451)	(4,568,166)
Administrative expense	(1,893,526)	(1,097,939)	(32,348)	(33,495)	(655,696)	(3,713,004)	(33,912)	(3,746,916)
Reversal of (provision for) expected credit loss allowance	(74,341)	(482,937)	7,730	(20,508)	(94,655)	(664,711)	(156,539)	(821,250)

Operating income (expense)	815,225	2,266,814	291,163	91,009	650,136	4,114,347	(45,039)	4,069,308

Non-operating income (expense)	(63,998)	(6,900)	49,216	—	(6,780)	(28,462)	(31,859)	(60,321)
Equity method income	—	—	26,935	307	16,825	44,067	—	44,067
Other non-operating income (expense)	(63,998)	(6,900)	22,281	(307)	(23,605)	(72,529)	(31,859)	(104,388)

Net income (expense) before income tax expense	751,227	2,259,914	340,379	91,009	643,356	4,085,885	(76,898)	4,008,987
Income tax expense	(198,324)	(583,029)	(89,860)	(24,026)	(31,921)	(927,160)	(34,891)	(962,051)

Net income (loss)	552,903	1,676,885	250,519	66,983	611,435	3,158,725	(111,789)	3,046,936

(*)	Adjustments were made for the presentation of profit or loss in accordance with K-IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2023
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Continuing operations
Net interest income (expense)	2,910,670	3,536,366	(271,147)	(47,332)	410,823	6,539,380	896,876	7,436,256
Interest income	5,915,515	8,117,854	322,965	71,470	3,431,665	17,859,469	526,398	18,385,867
Interest expense	(2,977,982)	(6,288,716)	(101)	—	(2,053,290)	(11,320,089)	370,478	(10,949,611)
Inter-segment	(26,863)	1,707,228	(594,011)	(118,802)	(967,552)	—	—	—
Net non-interest income (expense)	431,388	410,272	439,925	40,981	250,165	1,572,731	(899,228)	673,503
Non-interest income	406,362	610,368	559,804	15,898,187	1,884,585	19,359,306	(17,454,772)	1,904,534
Non-interest expense	(62,751)	(279,579)	(119,879)	(15,857,206)	(1,467,160)	(17,786,575)	16,555,544	(1,231,031)
Inter-segment	87,777	79,483	—	—	(167,260)	—		—
Other expense	(1,960,531)	(1,801,606)	(29,120)	(27,055)	(853,187)	(4,671,499)	(121,302)	(4,792,801)
Administrative expense	(1,828,368)	(1,115,797)	(34,894)	(27,018)	(760,635)	(3,766,712)	(32,570)	(3,799,282)
Reversal of (provision for) expected credit loss allowance	(132,163)	(685,809)	5,774	(37)	(92,552)	(904,787)	(88,732)	(993,519)

Operating income (expense)	1,381,527	2,145,032	139,658	(33,406)	(192,199)	3,440,612	(123,654)	3,316,958

Non-operating income (expense)	(13,561)	(206)	69,623	—	(74,573)	(18,717)	31,193	12,476
Gain on valuation of investments in associates	—	—	82,339	297	6,152	88,788	—	88,788
Other non-operating income (expense)	(13,561)	(206)	(12,716)	(297)	(80,725)	(107,505)	31,193	(76,312)

Net income (loss) before income tax expense	1,367,966	2,144,826	209,281	(33,406)	(266,772)	3,421,895	(92,461)	3,329,434

Income tax expense	(361,143)	(563,269)	(55,250)	8,819	182,083	(788,760)	(25,594)	(814,354)

Net income (loss)	1,006,823	1,581,557	154,031	(24,587)	(84,689)	2,633,135	(118,055)	2,515,080

(*)	Adjustments were made for the presentation of profit or loss in accordance with K-IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information about products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information about geographic area

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2024 and 2023 amounted to 19,562,153 million Won and 17,406,079 million Won, respectively, and revenue from the foreign customers amounted to 3,294,559 million Won and 2,884,322 million Won, respectively. Among the Group’s non-current assets (investments in associates, investment properties, properties and equipment and intangible assets), non-current assets attributed to domestic customers as of December 31, 2024 and 2023 are 4,773,618 million Won and 4,484,448 million Won, respectively, and non-current assets attributed to foreign customers are 416,972 million Won and 386,519 million Won, respectively.

(4)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2024 and 2023, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Cash	1,661,098	1,464,119
Foreign currencies	811,732	714,952
Demand deposits	23,494,419	26,989,563
Time deposits	63,505	118,096

Total	26,030,754	29,286,730

(2)	Details of restricted due from banks as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from Bank of Korea (BOK)	BOK	9,712,194	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,954,868	Reserve deposits and others

Total		12,667,062

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from Bank of Korea (BOK)	BOK	13,420,310	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	957,627	Reserve deposits and others

Total		14,377,937

(3)

Among the investing and financing activities, significant transactions not involving cash inflows and outflows for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024	For the year ended December 31, 2023
Changes in other comprehensive income (loss) due to valuation of financial assets at FVTOCI	(23,899)	727,225
Changes in financial assets at FVTOCI due to debt-equity swap	13,536	206
Changes in other comprehensive income (loss) of investments accounted for using the equity method	(7,937)	5,992
Changes in other comprehensive loss related to hedge of net investment of foreign operation	(114,827)	(14,049)
Changes in other comprehensive income of foreign operations translation	491,204	44,048
Reclassification investment properties to properties and equipment	65,280	6,463
Reclassification properties and equipment to assets held for sale	19,692	2,504
Increase in the right-of-use assets and lease liabilities	327,319	175,932
Changes in accounts payable related to acquisition of intangible assets	24,134	10,146
Reclassification investments in associates to financial assets at FVTPL	—	49,341

(4)	Adjustments of liabilities from financing activities for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	January 1, 2024	Cash flow	Not involving cash inflows and outflows			December 31, 2024
			Foreign Exchange	Changed in value of hedged items	Others
Borrowings	25,254,732	(981,449)	2,106,383	—	23	26,379,689
Debentures	21,277,033	3,377,666	683,588	17,417	178,620	25,534,324
Lease liabilities	299,621	(213,326)	13,510	—	350,877	450,682
Rental deposit	57,104	(17,690)	—	—	—	39,414

Total	46,888,490	2,165,201	2,803,481	17,417	529,520	52,404,109

	For the year ended December 31, 2023
	January 1, 2023	Cash flow	Not involving cash inflows and outflows			December 31, 2023
			Foreign Exchange	Changed in value of hedged items	Others
Borrowings	23,028,206	2,034,234	192,249	—	43	25,254,732
Debentures	24,639,433	(3,552,385)	78,287	63,615	48,083	21,277,033
Lease liabilities	271,868	(172,682)	1,180	—	199,255	299,621
Rental deposit	57,074	30	—	—	—	57,104

Total	47,996,581	(1,690,803)	271,716	63,615	247,381	46,888,490

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Due from banks:
Gold banking assets	73,951	39,241
Securities:
Debt securities
Korean treasury and government agencies	4,094,554	3,654,404
Financial institutions	159,968	560,092
Corporates	241,119	108,324
Securities loaned	12,361	625,398
Others	143,186	91,566
Equity securities	313,795	294,170
Capital contributions	2,258,811	1,858,728
Beneficiary certificates	6,969,099	7,308,581
Others	188,878	180,690

Sub-total	14,381,771	14,681,953

Derivatives assets	10,095,101	5,798,327
Other assets	48,346	42,406

Total	24,599,169	20,561,927

Financial assets designated to be measured at FVTPL upon initial recognition is nil as of December 31, 2024 and 2023.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Debt securities:
Korean treasury and government agencies	7,776,569	5,654,395
Financial institutions	25,266,163	20,885,924
Corporates	3,032,609	3,994,432
Bonds denominated in foreign currencies	6,598,937	5,010,558
Securities loaned	—	592,218
Mortgage-backed debt securities	238,279	556,583

Sub-total	42,912,557	36,694,110

Equity securities	785,527	1,117,063

Total	43,698,084	37,811,173

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2024	December 31, 2023
Investment for strategic business partnership purpose	683,894	960,080
Debt-equity swap	101,627	156,977
Others	6	6

Total	785,527	1,117,063

(3)	Changes in the expected credit loss allowance and gross carrying amount of financial assets at FVTOCI for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(8,866)	—	—	(8,866)
Disposal	6,788	—	—	6,788
Others (*)	375	—	—	375

Ending balance	(29,082)	—	—	(29,082)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(16,542)	—	—	(16,542)
Disposal	1,519	—	—	1,519
Others (*)	(551)	—	—	(551)

Ending balance	(27,379)	—	—	(27,379)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,110	—	—	36,694,110
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	31,911,154	—	—	31,911,154
Disposal/Redemption	(26,868,484)	—	—	(26,868,484)
Gain on fair value valuation	224,896	—	—	224,896
Amortization on the effective interest method	134,553	—	—	134,553
Others (*)	816,328	—	—	816,328

Ending balance	42,912,557	—	—	42,912,557

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	24,350,759	—	—	24,350,759
Disposal/Redemption	(20,823,293)	—	—	(20,823,293)
Gain on fair value valuation	707,739	—	—	707,739
Amortization on the effective interest method	166,401	—	—	166,401
Others (*)	146,746	—	—	146,746

Ending balance	36,694,110	—	—	36,694,110

(*)	Others consist of foreign currencies translation, etc.

(4)

The reason for the disposal of equity securities designated as financial assets at FVTOCI during the year ended December 31, 2024 is the disposal of stocks acquired through debt-equity swaps, etc. The fair values at disposal dates were 155,637 million Won and cumulative gains at disposal dates were 72,744 million Won, respectively. During the year ended December 31, 2023, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 3,194 million Won and cumulative gains at disposal dates were 118 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Korean treasury and government agencies	7,646,463	8,143,586
Financial institutions	4,004,011	6,660,465
Corporates	5,997,996	7,235,201
Bonds denominated in foreign currencies	1,514,028	1,922,493
Mortgage-backed debt securities	41,442	48,368
Credit loss allowances	(10,754)	(13,941)

Total	19,193,186	23,996,172

(2)	Changes in the expected credit loss allowance and gross carrying amount of securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of expected credit loss allowance	3,287	—	—	3,287
Others (*)	(100)	—	—	(100)

Ending balance	(10,754)	—	—	(10,754)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,384)	—	—	(8,384)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(5,549)	—	—	(5,549)
Others (*)	(8)	—	—	(8)

Ending balance	(13,941)	—	—	(13,941)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,586,171	—	—	2,586,171
Disposal / Redemption	(7,634,677)	—	—	(7,634,677)
Amortization on the effective interest method	93,318	—	—	93,318
Others (*)	149,015	—	—	149,015

Ending balance	19,203,940	—	—	19,203,940

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,900	—	—	28,276,900
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,244,256	—	—	4,244,256
Disposal / Redemption	(8,727,124)	—	—	(8,727,124)
Amortization on the effective interest method	167,219	—	—	167,219
Others (*)	48,862	—	—	48,862

Ending balance	24,010,113	—	—	24,010,113

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Due from banks	2,115,204	1,715,223
Loans	355,306,033	327,065,921
Other financial assets	9,126,604	11,959,620

Total	366,547,841	340,740,764

(2)	Details of due from banks as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Due from banks in local currencies:
Due from depository banks	—	20,008
Due from non-depository institutions	152	136
Others	256	27,107
Expected credit loss allowance	—	(56)

Sub-total	408	47,195

Due from banks in foreign currencies:
Due from banks on demand	177,886	221,292
Due from banks on time	193,654	335,816
Others	1,749,580	1,126,707
Expected credit loss allowance	(6,324)	(15,787)

Sub-total	2,114,796	1,668,028

Total	2,115,204	1,715,223

(3)	Details of restricted due from banks as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Exchange Co., Ltd. and others	253	Accumulated amount for Joint Compensation Fund and others

Sub-total		253

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	169,064	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	284	Deposit using the fund settlement system and others
Others	BNP-PARIBAS, PAR and others	1,093,853	Credit Support Annex (CSA) collateral and others

Sub-total		1,263,201

Total		1,263,454

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Others	Morgan Stanley Bank INTL, SEL and others	27,104	Credit Support Annex (CSA) collateral and others

Sub-total		27,104

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	216,147	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	321	Deposit using the fund settlement system and others
Others	People’s Bank of China and others	1,062,130	Reserve deposits and others

Sub-total		1,278,598

Total		1,305,702

(4)	Changes in the expected credit loss allowance and gross carrying amount of due from banks for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,843)	—	—	(15,843)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of expected credit loss allowance	9,875	—	—	9,875
Others (*)	(356)	—	—	(356)

Ending balance	(6,324)	—	—	(6,324)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,316)	—	—	(12,316)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(4,911)	—	—	(4,911)
Others (*)	1,384	—	—	1,384

Ending balance	(15,843)	—	—	(15,843)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,731,066	—	—	1,731,066
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	275,579	—	—	275,579
Others (*)	114,883	—	—	114,883

Ending balance	2,121,528	—	—	2,121,528

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,685,933	—	—	2,685,933
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(955,586)	—	—	(955,586)
Others (*)	719	—	—	719

Ending balance	1,731,066	—	—	1,731,066

(*)	Others consist of foreign currencies translation, etc.

(5)	Details of loans as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Loans in local currency	302,131,888	284,135,456
Loans in foreign currencies	33,126,734	28,585,598
Domestic banker’s usance	2,803,761	2,726,633
Credit card accounts	13,524	9,634
Bills bought in foreign currencies	4,328,404	4,215,955
Bills bought in local currency	54,405	62,448
Factoring receivables	237	812
Advances for customers on guarantees	7,541	6,393
Private placement bonds	91,400	167,282
Securitized loans	2,153,730	2,434,771
Call loans	1,847,377	2,719,545
Bonds purchased under resale agreements	10,098,618	3,256,392
Others	—	120
Loan origination costs and fees	825,322	747,993
Discounted present value	(95)	(75)
Expected credit loss allowance	(2,176,813)	(2,003,036)

Total	355,306,033	327,065,921

(6)	Changes in expected credit loss allowance of loans for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(124,382)	(85,351)	(109,733)	(879,530)	(530,765)	(272,985)
Transfer to 12-month expected credit losses	(21,444)	21,160	284	(63,848)	62,682	1,166
Transfer to lifetime expected credit losses	10,032	(10,665)	633	56,928	(58,131)	1,203
Transfer to credit-impaired financial assets	3,398	11,703	(15,101)	126,752	86,380	(213,132)
Net provision for expected credit loss allowance	(25,492)	(48,403)	(190,092)	(113,048)	(128,829)	(312,139)
Recovery	—	—	(52,575)	—	—	(26,473)
Write-off	—	—	148,652	—	—	265,413
Disposal	12	1,409	8,728	23	6,675	237,439
Interest income from impaired loans	—	—	9,815	—	—	19,240
Others	233	122	44,528	(28,461)	3,838	5,800

Ending balance	(157,643)	(110,025)	(154,861)	(901,184)	(558,150)	(294,468)

	For the year ended December 31, 2024
	Credit card accounts			Total (*)
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(290)	—	—	(1,004,202)	(616,116)	(382,718)
Transfer to 12-month expected credit losses	—	—	—	(85,292)	83,842	1,450
Transfer to lifetime expected credit losses	—	—	—	66,960	(68,796)	1,836
Transfer to credit-impaired financial assets	—	—	—	130,150	98,083	(228,233)
Net provision for expected credit loss allowance	(192)	—	—	(138,732)	(177,232)	(502,231)
Recovery	—	—	—	—	—	(79,048)
Write-off	—	—	—	—	—	414,065
Disposal	—	—	—	35	8,084	246,167
Interest income from impaired loans	—	—	—	—	—	29,055
Others	—	—	—	(28,228)	3,960	50,328

Ending balance	(482)	—	—	(1,059,309)	(668,175)	(449,329)

(*)	Additional loss reserves are included for borrowers who have been subject to government support policies related to COVID-19.

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(75,149)	(68,809)	(117,425)	(379,026)	(757,100)	(192,635)
Transfer to 12-month expected credit losses	(18,834)	16,383	2,451	(188,700)	188,292	408
Transfer to lifetime expected credit losses	5,803	(6,376)	573	18,587	(20,507)	1,920
Transfer to credit-impaired financial assets	634	17,399	(18,033)	13,874	26,984	(40,858)
Net reversal of (provision for) expected credit loss allowance	(36,636)	(44,151)	(135,548)	(354,122)	9,823	(368,958)
Recovery	—	—	(55,913)	—	—	(42,288)
Write-off	—	—	182,495	—	—	214,695
Disposal	18	418	5,381	30	512	150,918
Interest income from impaired loans	—	—	9,297	—	—	15,474
Others	(218)	(215)	16,989	9,827	21,231	(11,661)

Ending balance	(124,382)	(85,351)	(109,733)	(879,530)	(530,765)	(272,985)

	For the year ended December 31, 2023
	Credit card accounts			Total (*)
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(232)	—	—	(454,407)	(825,909)	(310,060)
Transfer to 12-month expected credit losses	—	—	—	(207,534)	204,675	2,859
Transfer to lifetime expected credit losses	—	—	—	24,390	(26,883)	2,493
Transfer to credit-impaired financial assets	—	—	—	14,508	44,383	(58,891)
Net reversal of (provision for) expected credit loss allowance	4	—	—	(390,754)	(34,328)	(504,506)
Recovery	—	—	—	—	—	(98,201)
Write-off	—	—	—	—	—	397,190
Disposal	—	—	—	48	930	156,299
Interest income from impaired loans	—	—	—	—	—	24,771
Others	(62)	—	—	9,547	21,016	5,328

Ending balance	(290)	—	—	(1,004,202)	(616,116)	(382,718)

(*)	Additional loss reserves are included for borrowers who have been subject to government support policies related to COVID-19.

(7)	Changes in the gross carrying amount of loans for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	127,674,653	14,354,290	451,815	176,679,421	9,254,469	644,675
Transfer to 12-month expected credit losses	4,489,361	(4,479,550)	(9,811)	2,113,183	(2,110,200)	(2,983)
Transfer to lifetime expected credit losses	(6,231,947)	6,255,567	(23,620)	(5,370,710)	5,376,484	(5,774)
Transfer to credit-impaired financial assets	(167,853)	(203,536)	371,389	(780,420)	(418,239)	1,198,659
Write-off	—	—	(148,652)	—	—	(265,413)
Disposal	(128)	(21,525)	(155,855)	(134)	(38,464)	(759,391)
Net increase (decrease)	10,878,283	(1,111,190)	97,018	21,085,879	(1,266,310)	115,881

Ending balance	136,642,369	14,794,056	582,284	193,727,219	10,797,740	925,654

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	9,634	—	—	304,363,708	23,608,759	1,096,490
Transfer to 12-month expected credit losses	—	—	—	6,602,544	(6,589,750)	(12,794)
Transfer to lifetime expected credit losses	—	—	—	(11,602,657)	11,632,051	(29,394)
Transfer to credit-impaired financial assets	—	—	—	(948,273)	(621,775)	1,570,048
Write-off	—	—	—	—	—	(414,065)
Disposal	—	—	—	(262)	(59,989)	(915,246)
Net increase (decrease)	3,890	—	—	31,968,052	(2,377,500)	212,899

Ending balance	13,524	—	—	330,383,112	25,591,796	1,507,938

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,597,372	13,557,617	362,977	167,743,636	8,913,295	436,805
Transfer to 12-month expected credit losses	3,932,438	(3,919,317)	(13,121)	2,162,460	(2,159,991)	(2,469)
Transfer to lifetime expected credit losses	(6,151,874)	6,166,603	(14,729)	(4,104,762)	4,111,752	(6,990)
Transfer to credit-impaired financial assets	(135,654)	(140,297)	275,951	(442,307)	(207,165)	649,472
Write-off	—	—	(182,495)	—	—	(214,695)
Disposal	(63)	(491)	(58,894)	(98)	(720)	(375,359)
Net increase (decrease)	4,432,434	(1,309,825)	82,126	11,320,492	(1,402,702)	157,911

Ending balance	127,674,653	14,354,290	451,815	176,679,421	9,254,469	644,675

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	8,532	—	—	293,349,540	22,470,912	799,782
Transfer to 12-month expected credit losses	—	—	—	6,094,898	(6,079,308)	(15,590)
Transfer to lifetime expected credit losses	—	—	—	(10,256,636)	10,278,355	(21,719)
Transfer to credit-impaired financial assets	—	—	—	(577,961)	(347,462)	925,423
Write-off	—	—	—	—	—	(397,190)
Disposal	—	—	—	(161)	(1,211)	(434,253)
Net increase (decrease)	1,102	—	—	15,754,028	(2,712,527)	240,037

Ending balance	9,634	—	—	304,363,708	23,608,759	1,096,490

(8)	Details of other financial assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Receivables	6,187,932	8,808,023
Accrued income	1,489,025	1,681,248
Telex and telephone subscription rights and refundable deposits	730,903	798,856
Other assets	873,086	795,953
Expected credit loss allowance	(154,342)	(124,460)

Total	9,126,604	11,959,620

(9)	Changes in the expected credit loss allowance on other financial assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,194)	(4,617)	(115,649)	(124,460)
Transfer to 12-month expected credit losses	(274)	257	17	—
Transfer to lifetime expected credit losses	234	(253)	19	—
Transfer to credit-impaired financial assets	23	74	(97)	—
Net provision for expected credit loss allowance	(5,098)	(21)	(14,046)	(19,165)
Write-off	—	—	429	429
Disposal	—	4	1,131	1,135
Other decrease	(8,068)	(10)	(4,203)	(12,281)

Ending balance	(17,377)	(4,566)	(132,399)	(154,342)

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,862)	(4,871)	(113,756)	(120,489)
Transfer to 12-month expected credit losses	(258)	157	101	—
Transfer to lifetime expected credit losses	83	(100)	17	—
Transfer to credit-impaired financial assets	7	55	(62)	—
Net reversal of (provision for) expected credit loss allowance	(2,168)	143	(3,953)	(5,978)
Write-off	—	—	106	106
Disposal	—	—	1,750	1,750
Other increase (decrease)	4	(1)	148	151

Ending balance	(4,194)	(4,617)	(115,649)	(124,460)

(10)	Changes in the gross carrying amount of other financial assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	11,894,172	68,555	121,353	12,084,080
Transfer to 12-month expected credit losses	15,833	(15,813)	(20)	—
Transfer to lifetime expected credit losses	(30,158)	30,179	(21)	—
Transfer to credit-impaired financial assets	(1,797)	(1,061)	2,858	—
Write-off	—	—	(429)	(429)
Disposal	—	(7)	(1,599)	(1,606)
Net increase (decrease) and others	(3,040,338)	(22,678)	261,917	(2,801,099)

Ending balance	8,837,712	59,175	384,059	9,280,946

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,013,009	93,549	230,054	8,336,612
Transfer to 12-month expected credit losses	11,500	(11,395)	(105)	—
Transfer to lifetime expected credit losses	(22,672)	22,693	(21)	—
Transfer to credit-impaired financial assets	(1,400)	(928)	2,328	—
Write-off	—	—	(106)	(106)
Disposal	—	—	(2,164)	(2,164)
Net increase (decrease) and others	3,893,735	(35,364)	(108,633)	3,749,738

Ending balance	11,894,172	68,555	121,353	12,084,080

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Group maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Group is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	73,951	—	—	73,951
Debt securities	4,029,244	621,944	—	4,651,188
Equity securities	14,064	—	299,731	313,795
Capital contributions	—	—	2,258,811	2,258,811
Beneficiary certificates	123,847	2,491,891	4,353,361	6,969,099
Derivative assets	—	10,093,915	1,186	10,095,101
Other financial assets in foreign currencies	—	—	48,346	48,346
Others	—	—	188,878	188,878

Sub-total	4,241,106	13,207,750	7,150,313	24,599,169

Financial assets at FVTOCI
Debt securities	14,117,594	28,794,963	—	42,912,557
Equity securities	315,639	—	469,888	785,527

Sub-total	14,433,233	28,794,963	469,888	43,698,084

Derivative assets (designated for hedging)	—	10,102	—	10,102

Total	18,674,339	42,012,815	7,620,201	68,307,355

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,159,742	1,401	9,161,143

Sub-total	74,205	9,159,742	1,401	9,235,348

Financial liabilities designated to be measured at FVTPL
Deposit due to customers	—	547,816	—	547,816
Derivative liabilities (designated for hedging)	—	102,634	—	102,634

Total	74,205	9,810,192	1,401	9,885,798

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of the reporting periods in which events have occurred or conditions have changed.

	December 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	39,241	—	—	39,241
Debt securities	4,242,901	796,883	—	5,039,784
Equity securities	19,095	—	275,075	294,170
Capital contributions	—	—	1,858,728	1,858,728
Beneficiary certificates	125,549	3,833,122	3,349,910	7,308,581
Derivative assets	112	5,669,880	128,335	5,798,327
Other financial assets in foreign currencies	—	—	42,406	42,406
Others	—	—	180,690	180,690

Sub-total	4,426,898	10,299,885	5,835,144	20,561,927

Financial assets at FVTOCI
Debt securities	12,392,119	24,301,991	—	36,694,110
Equity securities	649,221	—	467,842	1,117,063

Sub-total	13,041,340	24,301,991	467,842	37,811,173

Derivative assets (designated for hedging)	—	698	—	698

Total	17,468,238	34,602,574	6,302,986	58,373,798

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	39,524	—	—	39,524
Derivative liabilities	8,306	5,973,482	1,994	5,983,782

Sub-total	47,830	5,973,482	1,994	6,023,306

Derivative liabilities (designated for hedging)	—	135,263	—	135,263

Total	47,830	6,108,745	1,994	6,158,569

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of the reporting periods in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial assets and liabilities designated to be measured at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables used for the fair value measurement of financial assets and liabilities classified into level 2 as of December 31, 2024 and 2023 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free rate with credit spread	Risk-free rate and Credit spread

Beneficiary certificates	The beneficiary certificates are measured with Net Asset Value.	Values of underlying assets such as bond

Derivatives	The fair value is measured through Option Pricing Model, etc.	Discount rate, Volatility, Exchange rate, Stock price, etc.

Deposit due to customers	The fair value is measured through Hull-White model.	Swaption volume, etc.

②	Valuation methods and input variables used for the fair value measurement of financial assets and liabilities classified into level 3 as of December 31, 2024 and 2023 are as follows:

	Valuation methods	Input variables
Equity securities, capital contributions, beneficiary certificates and others

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method and Least-Squares Monte Carlo and Binomial Tree, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	The fair value is measured through Option Pricing Model, etc.	Correlation coefficient, Stock price, Volatility, etc.

Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the Binomial Tree, which are commonly used valuation techniques in the market.

Stock price, Volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs as of December 31, 2024 and 2023 are as follows:

①	December 31, 2024

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock price, Volatility of underlying asset	25.71%	Variation of fair value increases as stock price and volatility of underlying asset increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Equity securities, capital contributions and beneficiary certificates	Binominal Tree		Stock price, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as stock price and volatility of underlying asset increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
Others	Binominal Tree and others		Stock price, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as stock price and volatility of underlying asset increases.

②	December 31, 2023

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient, etc.	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient, etc.	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions and beneficiary certificates	Binominal Tree		Stock price, Volatility of underlying asset	27.34%	Variation of fair value increases as stock price and volatility of underlying asset increases.
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
Others	Binominal Tree		Stock price, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as stock price and volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	January 1, 2024	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposal/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2024
Financial assets:
Financial assets at FVTPL
Equity securities	275,075	9,732	—	14,283	(1,306)	1,947	299,731
Capital contributions	1,858,728	114,735	—	475,667	(190,319)	—	2,258,811
Beneficiary certificates	3,349,910	88,854	—	1,226,259	(311,662)	—	4,353,361
Derivative assets	128,335	(970)	—	327	(126,506)	—	1,186
Other financial assets in foreign currencies	42,406	5,940	—	—	—	—	48,346
Others	180,690	13,335	—	12,011	(17,158)	—	188,878

Sub-total	5,835,144	231,626	—	1,728,547	(646,951)	1,947	7,150,313

Financial assets at FVTOCI
Equity securities	467,842	—	5,077	2,922	(5,953)	—	469,888
Loans	—	—	—	202,916	(202,916)	—	—

Sub-total	467,842	—	5,077	205,838	(208,869)	—	469,888

Total	6,302,986	231,626	5,077	1,934,385	(855,820)	1,947	7,620,201

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	1,114	—	—	(1,707)	—	1,401

Total	1,994	1,114	—	—	(1,707)	—	1,401

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 258,943 million Won for the year ended December 31, 2024, which is from financial assets and liabilities that the Group holds as of December 31, 2024.

(*2)

Changes in the availability of observable market data for the financial instrument have resulted in transfer between fair value hierarchy level, and the Group recognize changes in levels at the end of reporting period that result in changes in events or circumstances that result in transfer between fair value hierarchy level.

	For the year ended December 31, 2023
	January 1, 2023	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2023
Financial assets:
Financial assets at FVTPL
Equity securities	270,890	(2,973)	—	15,580	(2,582)	(5,840)	275,075
Capital contributions	1,432,256	49,518	—	522,230	(145,276)	—	1,858,728
Beneficiary certificates	2,637,760	49,363	—	849,300	(186,513)	—	3,349,910
Loans	19,169	—	—	—	(19,169)	—	—
Derivative assets	90,338	41,737	—	2,271	(6,011)	—	128,335
Other financial assets in foreign currency	41,680	726	—	—	—	—	42,406
Others	142,335	9,015	—	32,135	(2,795)	—	180,690

Sub-total	4,634,428	147,386	—	1,421,516	(362,346)	(5,840)	5,835,144

Financial assets at FVTOCI
Equity securities	472,246	—	(4,020)	343	(704)	(23)	467,842
Loans	—	—	—	139,567	(139,567)	—	—

Sub-total	472,246	—	(4,020)	139,910	(140,271)	(23)	467,842

Total	5,106,674	147,386	(4,020)	1,561,426	(502,617)	(5,863)	6,302,986

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	1,994	—	—	(9,449)	—	1,994

Total	9,449	1,994	—	—	(9,449)	—	1,994

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 89,906 million Won for the year ended December 31, 2023, which is from financial assets and liabilities that the Group holds as of December 31, 2023.

(*2)

Changes in the availability of observable market data for the financial instrument have resulted in transfer between fair value hierarchy level, and the Group recognize changes in levels at the end of each report that result in changes in events or circumstances that result in transfer between fair value hierarchy level.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 7,621,602 million Won and 6,304,980 million Won as of December 31, 2024 and 2023, respectively, equity investments of 7,162,562 million Won and 5,778,111 million Won are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments as of December 31, 2024 and 2023 (Unit: Korean Won in millions):

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	50	(51)	—	—
Equity securities (*2) (*3)	19,338	(13,996)	—	—
Beneficiary certificates (*4)	706	(705)	—	—
Others (*2) (*4)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	34,080	(22,698)

Total	22,648	(17,154)	34,080	(22,698)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	—	—	—

Total	—	—	—	—

(*1)

Fair value changes in equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation coefficient or volatility, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the stock price (-10% to 10%) and volatility (-10%p to 10%p), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets by 1%p.

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	88	(95)	—	—
Equity securities (*2) (*3)	10,735	(8,417)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	17,970	(14,009)

Total	15,643	(13,155)	17,970	(14,009)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)	Fair value changes in equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation coefficient, which are major unobservable variables, by 10%.
(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10%p to 10%p), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets by 1%p.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

Fair value information for cash that is not measured at fair value because the carrying amount is a reasonable approximation of fair value is not included.

	December 31, 2024
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,385	15,894,576	—	19,136,961	19,193,186
Loans and other financial assets at amortized cost	—	6,392,635	363,857,524	370,250,159	366,547,841
Financial liabilities:
Deposits due to customers	—	364,348,962	—	364,348,962	364,032,938
Borrowings	—	26,416,049	—	26,416,049	26,379,689
Debentures	—	25,488,907	—	25,488,907	25,534,324
Other financial liabilities (*)	—	28,855,883	—	28,855,883	28,856,921

(*)	Lease liabilities are excluded as of December 31, 2024

	December 31, 2023
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,628	21,303,099	—	23,664,727	23,996,172
Loans and other financial assets at amortized cost	—	9,092,255	332,000,571	341,092,826	340,740,764
Financial liabilities:
Deposits due to customers	—	354,203,147	—	354,203,147	353,851,379
Borrowings	—	25,215,080	—	25,215,080	25,254,732
Debentures	—	21,253,938	—	21,253,938	21,277,033
Other financial liabilities	—	22,928,043	—	22,928,043	22,930,531

(*)	Lease liabilities are excluded as of December 31, 2023

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free rate plus a credit spread.	Risk-free rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free rate, credit spread and expected prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free rate and credit spread

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	73,951	—	2,115,204	—	2,189,155
Securities	14,381,771	43,698,084	19,193,186	—	77,273,041
Loans	—	—	355,306,033	—	355,306,033
Derivative assets	10,095,101	—	—	10,102	10,105,203
Other financial assets	48,346	—	9,126,604	—	9,174,950

Total	24,599,169	43,698,084	385,741,027	10,102	454,048,382

	December 31, 2024
	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	74,205	547,816	364,032,938	—	364,654,959
Borrowings	—	—	26,379,689	—	26,379,689
Debentures	—	—	25,534,324	—	25,534,324
Derivative liabilities	9,161,143	—	—	102,634	9,263,777
Other financial liabilities (*)	—	—	28,856,921	—	28,856,921

Total	9,235,348	547,816	444,803,872	102,634	454,689,670

(*)	Lease liabilities are excluded as of December 31, 2024.

	December 31, 2023
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	39,241	—	1,715,223	—	1,754,464
Securities	14,681,953	37,811,173	23,996,172	—	76,489,298
Loans	—	—	327,065,921	—	327,065,921
Derivative assets	5,798,327	—	—	698	5,799,025
Other financial assets	42,406	—	11,959,620	—	12,002,026

Total	20,561,927	37,811,173	364,736,936	698	423,110,734

	December 31, 2023
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	39,524	353,851,379	—	353,890,903
Borrowings	—	25,254,732	—	25,254,732
Debentures	—	21,277,033	—	21,277,033
Derivative liabilities	5,983,782	—	135,263	6,119,045
Other financial liabilities (*)	—	22,930,531	—	22,930,531

Total	6,023,306	423,313,675	135,263	429,472,244

(*)	Lease liabilities are excluded as of December 31, 2023.

(7)	Income or expense from financial instruments by category

Income or expense from financial instruments by category for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Interest income (expense)	Fees and commissions income	Reversal of (Provision for) credit loss	Gain (loss) on valuation and transaction	Dividend income	Total
Financial assets at FVTPL	153,055	864	—	1,473,568	356,921	1,984,408
Financial assets designated to be measured at FVTPL(*)	—	—	—	(19,647)	—	(19,647)
Financial assets at FVTOCI	1,281,641	951	(8,866)	96,647	17,766	1,388,139
Securities at amortized cost	642,888	—	3,287	—	—	646,175
Loans and other financial assets at amortized cost	17,473,089	—	(827,485)	165,192	—	16,810,796
Financial liabilities at amortized cost	(11,969,046)	—	—	—	—	(11,969,046)
Net derivatives (designated for hedging)	—	—	—	(22,511)	—	(22,511)

Total	7,581,627	1,815	(833,064)	1,693,249	374,687	8,818,314

(*)	The amount recognized as other comprehensive income in regard to financial liabilities designated to be measured at FVTPL for the year ended December 31, 2024 is 1,831 million Won.

	For the year ended December 31, 2023
	Interest income (expense)	Fees and commissions income	Provision for credit loss	Gain (loss) on valuation and transaction	Dividend income	Total
Financial assets at FVTPL	116,203	423	—	482,005	239,332	837,963
Financial assets at FVTOCI	999,407	1,621	(16,542)	(37,641)	15,752	962,597
Securities at amortized cost	782,513	—	(5,549)	—	—	776,964
Loans and other financial assets at amortized cost	16,487,744	—	(940,477)	101,788	—	15,649,055
Financial liabilities at amortized cost	(10,940,804)	—	—	—	—	(10,940,804)
Net derivatives (designated for hedging)	—	—	—	(2,955)	—	(2,955)

Total	7,445,063	2,044	(962,568)	543,197	255,084	7,282,820

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

i)	Transferred financial assets that do not meet the condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Assets transferred	Financial assets at FVTOCI	238,279	556,583
	Securities at amortized cost	41,442	48,368
Related liabilities	Bonds sold under repurchase agreements	278,767	527,291

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds and others	12,361	Korea Securities Finance Corporation

		December 31, 2023	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds and others	625,398	Korea Securities Finance Corporation and others
Financial assets at FVTOCI	Korean treasury and government bonds and others	592,218	Korea Securities Depository and others

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

c)	Securitization of financial assets

As of December 31, 2024 and 2023, the structured entity subject to consolidation issued asset-backed securities using loans and corporate bonds held by the Group, and the Group bears related risks through purchase agreements or credit offerings. The details of the transfer transaction of financial instruments are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
		Book value (*)	Book value (*)
Assets transferred	Loans at amortized cost	2,153,730	2,434,771
Related liabilities	Securitization borrowings	2,153,730	2,434,900
	Securitization bonds	4,006	4,006

(*)	The carrying amount is the amount before the provision for credit losses is deducted.

(2)	The offset of financial assets and liabilities

The Group holds both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS No.1032. Therefore, the total amount of uncollected domestic exchange receivables (or unpaid domestic exchange payables) has been offset with part of unpaid domestic exchange payables (or uncollected domestic exchange receivables) and has been disclosed in loans and other financial assets at amortized cost and other financial liabilities of the Group’s statements of financial position, respectively.

The Group also holds the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not meet the offsetting criteria of K-IFRS No.1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS No.1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS No.1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2024 and 2023, the financial instruments to be offset and covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	10,100,965	—	10,100,965	12,148,980	235,654	3,301,458
Receivable spot exchange (*2)	5,585,127	—	5,585,127
Bonds purchased under resale agreements (*2)	10,098,618	—	10,098,618	10,098,618	—	—
Domestic exchanges settlement credits (*2)(*5)	33,347,374	32,915,242	432,132	—	—	432,132

Total	59,132,084	32,915,242	26,216,842	22,247,598	235,654	3,733,590

	December 31, 2024
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	9,255,756	—	9,255,756	11,899,060	533,052	2,408,916
Payable spot exchange (*3)	5,585,272	—	5,585,272
Bonds sold under repurchase agreements (*4)	278,767	—	278,767	278,767	—	—
Domestic exchanges settlement debits (*3) (*5)	40,505,570	32,915,242	7,590,328	7,590,328	—	—

Total	55,625,365	32,915,242	22,710,123	19,768,155	533,052	2,408,916

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2023
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	5,174,267	—	5,174,267	11,314,881	424,466	1,063,392
Receivable spot exchange (*2)	7,628,472	—	7,628,472
Bonds purchased under resale agreements (*2)	3,256,392	—	3,256,392	3,256,392	—	—
Domestic exchanges settlement credits (*2) (*5)	49,020,044	48,575,856	444,188	—	—	444,188

Total	65,079,175	48,575,856	16,503,319	14,571,273	424,466	1,507,580

	December 31, 2023
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	5,109,528	—	5,109,528	11,412,659	139,143	1,186,799
Payable spot exchange (*3)	7,629,073	—	7,629,073
Bonds sold under repurchase agreements (*4)	527,291	—	527,291	527,291	—	—
Domestic exchanges settlement debits (*3) (*5)	49,943,565	48,575,856	1,367,709	1,367,709	—	—

Total	63,209,457	48,575,856	14,633,601	13,307,659	139,143	1,186,799

(*1) The items include derivatives held for trading and derivatives designated for hedging.

(*2) The items are included in loans and other financial assets at amortized cost.

(*3) The items are included in other financial liabilities.

(*4) The items are included in borrowings.

(*5) Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting as of December 31, 2024 and 2023 are as follows:

		Percentage of ownership (%)		Location	Financial statements as of
Associates	Main business	December 31, 2024	December 31, 2023
Woori Bank:
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2024 (*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	December 31, 2024
Korea Finance Security Co., Ltd. (*2)	Security service	15.0	15.0	Korea	November 30, 2024 (*4)
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	27.5	27.5	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
Good Software Lab Co., Ltd. (*3)	Service	28.9	28.9	Korea	—
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*3)	Plating	20.5	20.5	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.0	24.0	Korea	—
Beomgyo Co., Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
K BANK Co., Ltd. (*2)	Finance	12.0	12.6	Korea	November 30, 2024 (*4)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2024
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership (*7)	Other financial services	20.0	20.0	Korea	December 31, 2024
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2024
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	24.5	24.5	Korea	December 31, 2024
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	September 30, 2024 (*4)
Woori-Q Corporate Restructuring Private Equity Fund (*5)	Trust and collective investment	20.4	15.7	Korea	December 31, 2024

		Percentage of ownership (%)		Location	Financial statements as of
Associates	Main business	December 31, 2024	December 31, 2023
PCC-Woori LP Secondary Fund	Other financial services	26.9	26.9	Korea	December 31, 2024
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	December 31, 2024
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	December 31, 2024
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.0	20.0	Korea	December 31, 2024
Paratus Woori Material Component Equipment joint venture company	Other financial services	20.8	20.8	Korea	December 31, 2024
Dicustody Co., Ltd. (*8)	Other information technology and computer-operation related services	—	1.0	Korea	—
Jinmyung Plus Co., Ltd. (*3)	Manufacturing	20.2	20.2	Korea	September 30, 2024 (*4)
Orient Shipyard Co., Ltd. (*3)	Manufacturing of ship components	22.7	22.7	Korea	September 30, 2024 (*4)
Joongang Network Solution Co., Ltd. (*8)	Other information technology and computer-operation related services	—	25.3	Korea	—
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	December 31, 2024
Woori Financial Digital Investment Association No. 1	Other financial services	88.0	88.0	Korea	December 31, 2024
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	Other financial services	28.3	28.3	Korea	December 31, 2024
KG Fashion Co., Ltd. (*3)	Manufacturing	20.8	20.8	Korea	November 30, 2024 (*4)
Win Mortgage Co., Ltd. (*1)	Other financial services	4.5	4.5	Korea	September 30, 2024 (*4)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	22.4	22.7	Korea	December 31, 2024
SF CREDIT PARTNERS, LLC (*2)	Other financial services	10.0	10.0	U.S.A.	December 31, 2024
Rea Company Ltd. (*3)	Manufacturing	24.5	24.5	Korea	—
Aram CMC Co., Ltd. (*3)	Manufacturing	20.0	20.0	Korea	—
Woori Financial Dino Lab Investment Association No. 1 (*6)	Other financial services	70.0	—	Korea	December 31, 2024
Woori Corporate Turnaround No.1 Private Equity Fund (*6)	Other financial services	27.3	—	Korea	December 31, 2024
Market & Farm Co., Ltd. (*6) (*7)	Wholesale and commodity brokerage business	23.7	—	Korea	December 31, 2024
SAMJI TEXTILE CO.,LTD. (*6) (*7)	Wholesale and commodity brokerage business	29.4	—	Korea	—

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2024 and 2023.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies.
(*3)	There is no investment balance as of December 31, 2024 and 2023.
(*4)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the group were appropriately reflected.

(*5)	It was classified as an associate through the Group holding voting rights based on the initial investment commitment ratio.
(*6)	It was added to associates during the year ended December 31, 2024.
(*7)	There is no investment balance as of December 31, 2024.
(*8)	It was excluded from associates due to the sale liquidation and others for the year ended December 31, 2024.

(2)

Changes in the carrying value of investments in associates accounted for using the equity method of accounting for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital and others	December 31, 2024
W Service Networks Co., Ltd.	108	216	(7)	—	—	(5)	—	204
Korea Credit Bureau Co., Ltd.	3,313	6,433	2,658	—	—	(90)	—	9,001
Korea Finance Security Co., Ltd.	3,267	3,285	331	—	—	—	—	3,616
K BANK Co., Ltd.	224,657	260,052	13,747	—	(13,029)	—	1,480	262,250
Partner One Value Up I Private Equity Fund	5,039	3,230	(1,107)	—	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	8,247	(784)	—	(4,356)	(844)	—	2,263
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	4,532	4,437	—	95	—	—	—	4,532
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	23,496	(2,656)	—	—	(138)	—	20,702
LOTTE CARD Co., Ltd.	346,810	587,392	17,861	—	—	(15,591)	(14,082)	575,580
Woori-Q Corporate Restructuring Private Equity Fund	17,446	9,852	1,523	9,011	—	—	—	20,386
PCC-Woori LP Secondary Fund	7,000	7,298	(1,304)	—	—	—	—	5,994
Together-Korea Samsumg Private Securities Investment Trust No. 3	10,000	10,540	307	—	—	—	—	10,847
Union Technology Finance Investment Association	13,449	12,270	(500)	—	—	—	—	11,770
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Paratus Woori Material Component Equipment joint venture company	12,300	11,799	(184)	—	—	—	—	11,615
Dicustody Co., Ltd.	—	1	—	—	(1)	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(5)	—	—	—	—	9
Orient Shipyard Co., Ltd. (*)	—	—	—	—	—	—	—	—
BTS 2nd Private Equity Fund	8,146	4,838	41	2,920	—	—	—	7,799
Woori Financial Digital Investment Association No. 1	44,000	32,463	101	11,000	—	—	—	43,564
Joongang Network Solution Co., Ltd.	—	88	100	—	(101)	—	(87)	—
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	12,000	8,406	(228)	3,000	—	—	—	11,178
KG Fashion Co., Ltd. (*)	—	—	—	—	—	—	—	—
Win Mortgage Co., Ltd.	23	105	32	—	—	(2)	—	135
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,001	22,390	13,109	15,025	(4,656)	(9,116)	—	36,752
SF CREDIT PARTNERS, LLC	13,059	12,845	1,326	—	—	—	1,829	16,000
Woori Financial Dino Lab Investment Association No. 1	3,500	—	(74)	3,500	—	—	—	3,426
Woori Corporate Turnaround No.1 Private Equity Fund	8,361	—	(227)	8,361	—	—	—	8,134

Total	779,248	1,029,697	44,060	52,912	(22,143)	(25,786)	(10,860)	1,067,880

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 19 million Won for Orient Shipyard Co., Ltd., and 39 million Won in KG Fashion CO., Ltd, and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 47 million Won for Orient Shipyard Co., Ltd., 159 million Won in KG Fashion CO., Ltd..

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2023	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	December 31, 2023
W Service Networks Co., Ltd.	108	208	13	—	—	(5)	—	216
Korea Credit Bureau Co., Ltd.	3,313	5,709	814	—	—	(90)	—	6,433
Korea Finance Security Co., Ltd.	3,267	2,374	(99)	—	—	—	1,010	3,285
Woori Growth Partnerships New Technology Private Equity Fund	—	10,889	(51)	—	(10,838)	—	—	—
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	539	—	(10,013)	—	—	—
K BANK Co., Ltd.	236,232	247,789	5,327	—	—	—	6,936	260,052
Woori Bank-Company K Korea Movie Asset Fund	—	239	52	—	(103)	(188)	—	—
Partner One Value Up I Private Equity Fund	5,039	4,278	(1,048)	—	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	10,285	1,162	—	(3,200)	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,436	4,355	—	82	—	—	—	4,437
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	30,310	(6,814)	—	—	—	—	23,496
LOTTE CARD Co., Ltd.	346,810	514,131	91,533	—	—	(13,199)	(5,073)	587,392
Woori-Q Corporate Restructuring Private Equity Fund	8,435	16,926	1,873	273	(9,220)	—	—	9,852
PCC-Woori LP Secondary Fund	7,000	8,999	(1,701)	—	—	—	—	7,298
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,243	297	—	—	—	—	10,540
Union Technology Finance Investment Association	13,449	14,462	(1,004)	—	(1,188)	—	—	12,270
KUM HWA Co., Ltd (*)	—	—	—	—	—	—	—	—
Paratus Woori Material Component Equipment joint venture company	12,300	11,987	(188)	—	—	—	—	11,799
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	14
Orient Shipyard Co., Ltd. (*)	—	—	—	—	—	—	—	—
BTS 2nd Private Equity Fund	5,226	2,881	(243)	2,200	—	—	—	4,838
Woori Financial Digital Investment Association No. 1	33,000	10,801	(338)	22,000	—	—	—	32,463
Joongang Network Solution Co., Ltd.	—	—	1	—	—	—	87	88
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	9,000	1,230	(324)	7,500	—	—	—	8,406
KG Fashion Co., Ltd. (*)	—	—	—	—	—	—	—	—
Win Mortgage Co., Ltd.	23	—	84	23	—	(2)	—	105
NH Woori Newdeal Growth Alpha Private Equity Fund 1	23,596	—	(1,206)	23,596	—	—	—	22,390
SF CREDIT PARTNERS, LLC	13,059	—	99	13,059	—	—	(313)	12,845

Total	746,887	917,581	88,782	68,733	(34,562)	(13,484)	2,647	1,029,697

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 2 million Won for KUM HWA Co., Ltd., 28 million Won for Orient Shipyard Co., Ltd., 120 million Won in KG FASHION Co., Ltd. and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 28 million Won for Orient Shipyard Co., Ltd., 120 million Won in KG FASHION Co., Ltd.

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,621	2,475	16,788	738	—	738
Korea Credit Bureau Co., Ltd.	150,657	62,343	175,338	26,589	—	26,589
Korea Finance Security Co., Ltd.	36,797	12,692	42,640	1,695	—	1,695
K BANK Co., Ltd.	29,314,529	27,293,765	1,043,436	149,922	3,695	153,617
Partner One Value Up I Private Equity Fund	9,810	682	(4,358)	(4,758)	—	(4,758)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,474	165	(3,108)	(3,887)	—	(3,887)
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	15,745	100	1	(388)	—	(388)
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,775	419	4,422	(10,824)	—	(10,824)
LOTTE CARD Co., Ltd. (*)	24,416,416	20,937,932	2,103,130	100,468	(20,494)	79,974
Woori-Q Corporate Restructuring Private Equity Fund	101,315	1,362	1,278	164	—	164
PCC-Woori LP Secondary Fund	22,863	600	2,549	(4,767)	—	(4,767)
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	10,849	1	306	300	—	300
Union Technology Finance Investment Association	40,269	641	19	(646)	—	(646)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Paratus Woori Material Component Equipment joint venture company	58,285	2,380	—	(884)	—	(884)
Jinmyung Plus Co., Ltd.	499	459	96	(32)	—	(32)
Orient Shipyard Co., Ltd.	7,025	23,626	—	(76)	—	(76)
BTS 2nd Private Equity Fund	39,431	432	628	(468)	—	(468)
Woori Financial Digital Investment Association No. 1	49,506	2	857	114	—	114
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	39,694	197	40	(802)	—	(802)
KG Fashion Co., Ltd.	2,201	2,850	544	(197)	—	(197)
Win Mortgage Co., Ltd.	6,053	3,073	16,435	1,044	—	1,044
NH Woori Newdeal Growth Alpha Private Equity Fund 1	164,574	762	40,639	38,093	—	38,093
SF CREDIT PARTNERS, LLC	185,463	30,752	35,820	14,319	18,291	32,610
Aram CMC Co., Ltd.	541	453	717	(31)	—	(31)
Woori Financial Dino Lab Investment Association No. 1	4,896	1	14	(105)	—	(105)
Woori Corporate Turnaround No.1 Private Equity Fund	30,045	220	63	(833)	—	(833)
Market & Farm Co., Ltd.	954	902	4,933	(125)	—	(125)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by the difference of accounting policies with the Group.

	As of and for the year ended December 31, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,887	2,496	19,350	1,069	—	1,069
Korea Credit Bureau Co., Ltd.	131,164	68,756	163,707	8,012	—	8,012
Korea Finance Security Co., Ltd.	36,185	14,287	44,709	(464)	6,730	6,266
K BANK Co., Ltd.	20,799,599	18,903,298	826,894	49,853	47,885	97,738
Partner One Value Up I Private Equity Fund	14,182	293	(4,107)	(4,505)	—	(4,505)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,533	305	6,501	5,823	—	5,823
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	15,754	100	2	(388)	—	(388)
Woori-Shinyoung Growth-Cap Private Equity Fund I	97,265	1,522	(26,435)	(27,768)	—	(27,768)
LOTTE CARD Co., Ltd. (*)	22,329,308	19,191,007	1,937,383	363,673	(19,888)	343,785
Woori-Q Corporate Restructuring Private Equity Fund	63,265	456	4,945	3,018	—	3,018
PCC-Woori LP Secondary Fund	27,773	668	908	(6,350)	—	(6,350)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,543	1	227	222	—	222
Union Technology Finance Investment Association	41,543	233	2,261	(838)	—	(838)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Paratus Woori Material Component Equipment joint venture company	58,298	1,510	—	(906)	—	(906)
Dicustody Co., Ltd.	92	—	—	(3)	—	(3)
Jinmyung Plus Co., Ltd.	519	454	146	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,708	27,225	—	(124)	—	(124)
BTS 2nd Private Equity Fund	25,030	837	4	(1,213)	—	(1,213)
Woori Financial Digital Investment Association No. 1	37,084	195	401	(573)	—	(573)
Joongang Network Solution Co., Ltd.	1,505	3,156	5,758	5	—	5
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	30,014	312	95	(1,145)	—	(1,145)
KG Fashion Co., Ltd.	2,559	3,022	943	(569)	—	(569)
Win Mortgage Co., Ltd.	3,518	1,197	9,309	378	—	378
NH Woori Newdeal Growth Alpha Private Equity Fund 1	100,215	1,588	2	(3,605)	—	(3,605)
SF CREDIT PARTNERS, LLC	149,157	25,996	7,618	(4,610)	(2,819)	(7,429)
Rea Company Ltd.	2,248	3,736	802	(694)	—	(694)
Aram CMC Co., Ltd.	669	485	1,005	(254)	—	(254)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by the difference of accounting policies with the Group.

(4)	The entities that the Group excluded from the associates although the Group’s shareholding ratio of common stock is more than 20% as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
Associate (*)	Number of shares owned (shares)	Percentage of ownership (%)
CL Tech Co., Ltd.	10,191	28.6
TH International Co.,Ltd.	6,737	21.3
WORK-LIFE BALANCE CO.,LTD	209	21.3

(*)

Although the Group’s common stock ownership of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in associates.

	December 31, 2023
Associate (*)	Number of shares owned (shares)	Percentage of ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s common stock ownership of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in associates.

(5)

As of December 31, 2024 and 2023, the reconciliations from the net assets of the associates to the book value of the shares of the investment in associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2024
Associates	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Intercompany transaction and others	Book Value
W Service Networks Co., Ltd.	4,146	4.9	204	—	—	204
Korea Credit Bureau Co., Ltd.	88,314	9.9	8,755	246	—	9,001
Korea Finance Security Co., Ltd.	24,105	15.0	3,616	—	—	3,616
K BANK Co., Ltd. (*)	2,018,704	12.0	241,429	20,821	—	262,250
Partner One Value Up I Private Equity Fund	9,128	23.3	2,123	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,309	20.0	2,263	—	—	2,263
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	15,645	25.0	3,911	—	621	4,532
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,357	24.5	20,702	—	—	20,702
LOTTE CARD Co., Ltd. (*)	2,877,907	20.0	575,580	—	—	575,580
Woori-Q Corporate Restructuring Private Equity Fund	99,952	20.4	20,386	—	—	20,386
PCC-Woori LP Secondary Fund	22,262	26.9	5,994	—	—	5,994
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	10,848	100.0	10,847	—	—	10,847
Union Technology Finance Investment Association	39,627	29.7	11,770	—	—	11,770
KUM HWA Co., Ltd.	(163)	20.0	(33)	—	33	—
Paratus Woori Material Component Equipment joint venture company	55,904	20.8	11,615	—	—	11,615
Jinmyung Plus Co., Ltd.	40	20.2	9	—	—	9
Orient Shipyard Co., Ltd.	(16,601)	22.7	(3,773)	—	3,773	—
BTS 2nd Private Equity Fund	38,999	20.0	7,799	—	—	7,799
Woori Financial Digital Investment Association No. 1	49,504	88.0	43,564	—	—	43,564
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	39,497	28.3	11,178	—	—	11,178
KG Fashion Co., Ltd.	(649)	20.8	(135)	—	135	—
Win Mortgage Co., Ltd.	2,981	4.5	135	—	—	135
NH Woori Newdeal Growth Alpha Private Equity Fund 1	163,812	22.4	36,752	—	—	36,752
SF CREDIT PARTNERS, LLC	154,712	10.0	15,470	—	530	16,000
Aram CMC Co., Ltd.	88	20.0	18	—	(18)	—
Woori Financial Dino Lab Investment Association No. 1	4,895	70.0	3,426	—	—	3,426
Woori Corporate Turnaround No.1 Private Equity Fund	29,825	27.3	8,134	—	—	8,134
Market & Farm Co., Ltd.	52	23.7	12	—	(12)	—

(*)	The net asset and net asset equity amount is after the stock options, etc.

	December 31, 2023
Associates	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Intercompany transaction and others	Book Value
W Service Networks Co., Ltd.	4,391	4.9	216	—	—	216
Korea Credit Bureau Co., Ltd.	62,408	9.9	6,186	247	—	6,433
Korea Finance Security Co., Ltd.	21,898	15.0	3,285	—	—	3,285
K BANK Co., Ltd. (*)	1,893,785	12.6	238,158	21,894	—	260,052
Partner One Value Up I Private Equity Fund	13,889	23.3	3,230	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,228	20.0	8,247	—	—	8,247
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	15,653	25.0	3,914	—	523	4,437
Woori-Shinyoung Growth-Cap Private Equity Fund I	95,743	24.5	23,496	—	—	23,496
LOTTE CARD Co., Ltd. (*)	2,936,964	20.0	587,392	—	—	587,392
Woori-Q Corporate Restructuring Private Equity Fund	62,809	15.7	9,852	—	—	9,852
PCC-Woori LP Secondary Fund	27,105	26.9	7,298	—	—	7,298
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,542	100.0	10,540	—	—	10,540
Union Technology Finance Investment Association	41,311	29.7	12,270	—	—	12,270
KUM HWA Co., Ltd.	(163)	20.0	(33)	—	33	—
Paratus Woori Material Component Equipment joint venture company	56,788	20.8	11,799	—	—	11,799
Dicustody Co., Ltd.	92	1.0	1	—	—	1
Jinmyung Plus Co., Ltd.	65	20.2	14	—	—	14
Orient Shipyard Co., Ltd.	(16,517)	22.7	(3,754)	—	3,754	—
BTS 2nd Private Equity Fund	24,193	20.0	4,838	—	—	4,838
Woori Financial Digital Investment Association No. 1	36,889	88.0	32,463	—	—	32,463
Joongang Network Solution Co., Ltd.	(1,651)	25.3	(419)	—	507	88
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	29,702	28.3	8,406	—	—	8,406
KG Fashion Co., Ltd.	(463)	20.8	(96)	—	96	—
Win Mortgage Co., Ltd.	2,321	4.5	105	—	—	105
NH Woori Newdeal Growth Alpha Private Equity Fund 1	98,627	22.7	22,390	—	—	22,390
SF CREDIT PARTNERS, LLC	123,161	10.0	12,316	—	529	12,845
Rea Company Ltd.	(1,488)	24.5	(365)	—	365	—
Aram CMC Co., Ltd.	184	20.0	37	—	(37)	—

(*)	The net asset and net asset equity amount is after the non-controlling, etc.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Acquisition cost	599,143	657,606
Accumulated depreciation	(76,025)	(65,078)

Net carrying value	523,118	592,528

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2024	2023
Beginning balance	592,528	603,211
Depreciation	(8,768)	(6,599)
Transfer (*)	(65,280)	(6,463)
Foreign currencies translation adjustments	4,638	2,379

Ending balance	523,118	592,528

(*)	This is the reclassification amount between property and equipment, and investment properties for land and buildings for the years ended December 31, 2024 and 2023.

(3)

Fair value of investment properties amounted to 873,600 million Won and 864,351 million Won as of December 31, 2024 and 2023, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounted to 31,657 million Won and 35,869 million Won for the years ended December 31, 2024 and 2023, respectively. The operating expenses directly related to the investment properties where rental fee was earned are 8,768 million Won and 6,599 million Won for the years ended December 31, 2024 and 2023, respectively.

(5)	The minimum lease payments expected to be received in the future under the non-refundable lease agreement as of December 31, 2024 and 2023. (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Lease payments:
Within a year	10,762	17,413
More than 1 year and within 2 years	6,055	7,114
More than 2 years and within 3 years	3,772	3,716
More than 3 years and within 4 years	3,487	3,144
More than 4 years and within 5 years	3,438	2,988
More than 5 years	3,441	2,944

Total	30,955	37,319

15.	PROPERTIES AND EQUIPMENT

(1)	Details of properties and equipment as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Properties and equipment (owned)	1,542,666	612,520	213,537	65,331	68,440	2,502,494
Right-of-use assets	—	475,908	23,473	—	—	499,381

Carrying value	1,542,666	1,088,428	237,010	65,331	68,440	3,001,875

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Properties and equipment (owned)	1,495,945	614,415	184,298	52,364	36,486	2,383,508
Right-of-use assets	—	327,554	17,899	—	—	345,453

Carrying value	1,495,945	941,969	202,197	52,364	36,486	2,728,961

(2)	Details of properties and equipment (owned) as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,542,666	972,797	992,819	478,498	68,440	4,055,220
Accumulated depreciation	—	(360,277)	(779,282)	(413,167)	—	(1,552,726)

Net carrying value	1,542,666	612,520	213,537	65,331	68,440	2,502,494

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,495,945	949,578	908,937	459,661	36,486	3,850,607
Accumulated depreciation	—	(335,163)	(724,639)	(407,297)	—	(1,467,099)

Net carrying value	1,495,945	614,415	184,298	52,364	36,486	2,383,508

(3)	Details of changes in properties and equipment (owned) for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,495,945	614,415	184,298	52,364	36,486	2,383,508
Acquisition	215	27,919	88,160	28,639	37,821	182,754
Disposal	(7,253)	—	(1,468)	(1,517)	—	(10,238)
Depreciation	—	(30,854)	(71,703)	(18,965)	—	(121,522)
Foreign currencies translation adjustment	1,489	532	4,224	3,059	334	9,638
Transfer (*)	61,544	3,736	5,338	853	(6,191)	65,280
Classification as held for sale	(16,477)	(3,215)	—	—	—	(19,692)
Business combination	—	—	2	—	—	2
Others	7,203	(13)	4,686	898	(10)	12,764

Ending balance	1,542,666	612,520	213,537	65,331	68,440	2,502,494

(*)	This is the reclassification amount between property and equipment, and investment properties for land and buildings for the year ended December 31, 2024.

	For the year ended December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,486,834	630,644	186,181	48,824	32,184	2,384,667
Acquisition	—	18,064	81,773	21,803	8,083	129,723
Disposal	(352)	(520)	(13,454)	(1,000)	(3,600)	(18,926)
Depreciation	—	(29,425)	(70,962)	(17,577)	—	(117,964)
Foreign currencies translation adjustment	492	241	187	192	(68)	1,044
Transfer (*)	9,907	(3,444)	—	—	—	6,463
Classification as held for sale	(936)	(1,568)	—	—	—	(2,504)
Others	—	423	573	122	(113)	1,005

Ending balance	1,495,945	614,415	184,298	52,364	36,486	2,383,508

(*)	This is the reclassification amount between property and equipment, and investment properties for land and buildings for the year ended December 31, 2023

(4)	Details of right-of-use assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Building	Properties for business use	Total
Acquisition cost	867,170	38,206	905,376
Accumulated depreciation	(391,262)	(14,733)	(405,995)

Net carrying value	475,908	23,473	499,381

	December 31, 2023
	Building	Properties for business use	Total
Acquisition cost	639,005	32,565	671,570
Accumulated depreciation	(311,451)	(14,666)	(326,117)

Net carrying value	327,554	17,899	345,453

(5)	Details of changes in right-of-use assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions) :

	For the year ended December 31, 2024
	Building	Properties for business use	Total
Beginning balance	327,554	17,899	345,453
New contracts	313,469	15,595	329,064
Changes in contracts	46,097	15	46,112
Termination	(14,764)	(1,009)	(15,773)
Depreciation	(203,212)	(11,488)	(214,700)
Others	6,764	2,461	9,225

Ending balance	475,908	23,473	499,381

	For the year ended December 31, 2023
	Building	Properties for business use	Total
Beginning balance	303,387	12,763	316,150
New contracts	184,967	16,037	201,004
Changes in contracts	25,564	138	25,702
Termination	(17,277)	(1,056)	(18,333)
Depreciation	(179,709)	(10,039)	(189,748)
Others	10,622	56	10,678

Ending balance	327,554	17,899	345,453

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Goodwill	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	181,229	2,245	635,314	1,137,672	26,241	6,003	1,988,704
Accumulated amortization	—	(1,810)	(432,903)	(921,629)	—	—	(1,356,342)
Accumulated impairment losses	—	—	—	(33,552)	(1,093)	—	(34,645)

Net carrying value	181,229	435	202,411	182,491	25,148	6,003	597,717

	December 31, 2023
	Goodwill	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	163,517	2,118	541,977	1,036,994	23,270	7,167	1,775,043
Accumulated amortization	—	(1,629)	(378,299)	(840,650)	—	—	(1,220,578)
Accumulated impairment losses	—	—	—	(33,552)	(1,132)	—	(34,684)

Net carrying value	163,517	489	163,678	162,792	22,138	7,167	519,781

(2)	Details of changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Goodwill	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	163,517	489	163,678	162,792	22,138	7,167	519,781
Acquisition	—	18	75,890	67,382	3,976	25,181	172,447
Disposal	—	—	(113)	(1,717)	(522)	—	(2,352)
Amortization (*1)	—	(182)	(50,033)	(61,256)	—	—	(111,471)
Provision for impairment loss (*2)	—	—	—	—	(217)	—	(217)
Transfer	—	110	12,989	10,990	—	(24,089)	—
Foreign currencies translation adjustment	17,712	—	—	4,163	274	586	22,735
Business combination	—	—	—	1	—	—	1
Others	—	—	—	136	(501)	(2,842)	(3,207)

Ending balance	181,229	435	202,411	182,491	25,148	6,003	597,717

(*1)	Amortization of other intangible assets amounting to 28,509 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2023
	Goodwill	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	159,194	621	139,519	116,038	20,085	3,027	438,484
Acquisition	—	66	78,619	102,801	2,022	6,287	189,795
Disposal	—	—	—	(1,028)	—	—	(1,028)
Amortization (*1)	—	(197)	(54,459)	(56,103)	—	—	(110,759)
Reversal of impairment loss (*2)	—	—	—	—	25	—	25
Foreign currencies translation adjustment	4,323	—	(3)	613	5	(28)	4,910
Others	—	(1)	2	471	1	(2,119)	(1,646)

Ending balance	163,517	489	163,678	162,792	22,138	7,167	519,781

(*1)	Amortization of other intangible assets amounting to 22,349 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount

(3)	Goodwill

1)	Details of major goodwill as of December 31, 2024 and 2023 are as follows (Unit: Korea Won in millions):

Cash Generating Unit (*1)	December 31, 2024	December 31, 2023
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	109,262	100,267
Woori Bank (Cambodia) PLC (*3)	64,584	56,513

Total	173,846	156,780

(*1)

The goodwill has been allocated to the cash-generating unit that will benefit from the synergies of the business combination, and the cash-generating unit generally consists of a sales unit or its sub-sector.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen our competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired Vision Fund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount among the net fair value or the value in use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the net fair value is calculated by reflecting the characteristics of the current cash-generating unit in the past sale amounts of similar cash-generating units in the market. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. PT Bank Woori Saudara Indonesia 1906 Tbk and Woori Bank (Cambodia) PLC applied growth rate for 1% to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the Group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs. (Unit: Korean Won in millions):

Category	PT Bank Woori Saudara Indonesia 1906 Tbk	Woori Bank (Cambodia) PLC
Discount rate (%)	16.70	14.08
Terminal growth rate (%)	1.00	1.00
Recoverable amount	1,159,909	611,920
Carrying amount	1,157,185	608,181

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been distributed will not exceed the recoverable amount.

3)	Sensitivity analysis

The sensitivity of recoverable amount due to changes in significant but unobservable inputs used in measuring recoverable amount of PT Bank Woori Saudara Indonesia 1906 Tbk and Woori Bank (Cambodia) PLC as of December 31, 2024, is as follows (Unit: Korean Won in millions):

			PT Bank Woori Saudara Indonesia 1906 Tbk	Woori Bank (Cambodia) PLC
Discount rate	Increase by 1.0	% point	(94,117)	(57,636)
	Decrease by 1.0	% point	110,818	69,745
Terminal growth rate	Increase by 0.5	% point	35,178	23,170
	Decrease by 0.5	% point	(32,488)	(21,101)

17.	ASSETS HELD FOR SALE

Assets held for sale as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Properties and equipment (*)	31,266	11,573

(*)	The Group classifies above assets as assets held for sale that are highly likely to be sold within one year from December 31, 2024 and 2023, based on the management’s decision.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Korea Exchange Co., Ltd.	3	Margin deposit for CCP
	Due from banks in foreign currencies	BNP-PARIBAS, PAR and others	647,782	CSA variable margin and others
	Mortgage-backed securities	Public offering	1,790,810	Covered bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	DBS BANK LTD, SEL and others	698,231	CSA variable margin and others
Financial assets at FVTOCI	Korean financial institutions debt securities and others	CITIBANK, N.A. LONDON and others	74,143	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	8,863,286	Settlement risk and others
	Foreign financial institutions debt securities	Central Bank of Brazil and others	164,136	Related to bonds sold under repurchase agreements (*)
		RJF	110,530	Collateral to receive a borrowing limit
		SOCIETE GENERAL, PAR	358,781	CSA variable margin
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	11,526,197	Settlement risk and others
	Foreign financial institutions debt securities	NATIXIS	41,442	Related to bonds sold under repurchase agreements (*)
		RJF and others	34,508	Collateral to receive a borrowing limit

		Total	24,309,849

(*)

The financial assets are not derecognized and provided as collaterals because the Group entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Group continuously recognizes the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

		December 31, 2023
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	MORGAN STANLEY BANK INTL, SEL and others	26,854	CSA variable margin and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	765,330	Overseas Futures Option Deposit and others
	Mortgage-backed securities	Public offering	1,242,963	Covered bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	Korea Exchange and others	385,394	CSA variable margin and others
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	73,846	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	8,182,907	Settlement risk and others
	Foreign financial institutions debt securities	Postal Savings Bank of China and others	482,737	Related to bonds sold under repurchase agreements (*)
		Korea Investment & Securities Co., Ltd. and others	955,126	Substitute securities and others
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	10,380,306	Settlement risk and others
	Foreign financial institutions debt securities	NATIXIS	48,368	Related to bonds sold under repurchase agreements (*)
		Federal Reserve Bank	23,180	Collateral to receive a borrowing limit

		Total	22,567,011

(*)

The financial assets are not derecognized and provided as collaterals because the Group entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Group continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	Assets acquired through foreclosures as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Non-operational real estates	48,576	37,596
Non-operational assets	497	997
Real estate assessment provision	(1,898)	(1,611)
Accumulated Depreciation	(2,745)	(2,358)

Total	44,430	34,624

(3)	Securities loaned as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds and others	12,361	Korea Securities Finance Corporation

		December 31, 2023	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds and others	625,398	Korea Securities Finance Corporation and others
Financial assets at FVTOCI	Korean treasury and government bonds and others	592,218	Korea Securities Depository and others

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,640,153	—

	December 31, 2023
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	3,443,822	—

19.	OTHER ASSETS

Details of other assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Prepaid expenses	296,902	222,211
Advance payments	8,502	47,521
Non-operational assets	44,430	34,624
Others	16,379	13,951

Total	366,213	318,307

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Financial liabilities at FVTPL	9,235,348	6,023,306
Financial liabilities designated to be measured at FVTPL	547,816	—

Total	9,783,164	6,023,306

(2)	Details of financial liabilities at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits due to customers :
Gold banking liabilities	74,205	39,524
Derivative liabilities	9,161,143	5,983,782

Total	9,235,348	6,023,306

(3)	Details of financial liabilities designated to be measured at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits due to customers :
Time Deposits	547,816	—

These contracts are designated as financial liabilities at fair value through profit or loss in accordance with K- IFRS No.1109 ‘Financial Instrument’ because the group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, in cases where designating financial liabilities as items measured at fair value through profit or loss makes the information more relevant.

(4)

Changes in fair value due to fluctuation in credit risk reflected in financial liabilities designated to be measured at FVTPL for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024	For the year ended December 31, 2023
Financial liabilities designated to be measured at FVTPL	547,816	—
Changes in fair value due to fluctuation in credit risk (*)	(1,831)	—
Accumulated changes in fair value due to fluctuation in credit risk (*)	(1,831)	—

(*)

The profit recognized in other comprehensive income for the year ended December 31, 2024 with respect to financial liabilities designated to be measured at FVTPL is 1,831 million Won, and the cumulative profit is 1,831 million Won.

When deposits due to customers are measured at fair value, adjustments are made to reflect the credit risk of the Group. This is a method determined by adjusting the Group’s credit spread observed in the credit evaluation.

(5)

The difference between financial liabilities designated to be measured at FVTPL’s carrying amount and nominal amount at maturity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Carrying amount	547,816	—
Nominal amount at maturity	530,000	—
Difference	17,816	—

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type as of December 31, 2024, and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits in local currency:
Demand deposits	8,875,838	8,815,272
Time deposits	291,515,109	283,120,740
Mutual installment	19,901	21,602
Certificate of deposits	11,742,425	14,767,307
Other deposits	1,037,810	1,117,673

Sub-total	313,191,083	307,842,594

Deposits in foreign currencies:
Deposits in foreign currencies	50,986,214	46,193,691
Present value discount	(144,359)	(184,906)

Total	364,032,938	353,851,379

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 4.8	5,609,910

Sub-total			9,757,095

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 12.0	14,937,950
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Bank and others	1.7 ~ 4.9	1,402,780
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.2	278,767

Present value discount			(593)

Total			26,379,689

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 6.0	6,178,564

Sub-total			9,740,587

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.0	13,865,152
Bills sold	Others	0.0 ~ 2.7	6,326
Call money	Bank and others	4.1 ~ 6.6	1,115,923
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 11.7	527,291

Present value discount			(547)

Total			25,254,732

(2)	Details of debentures as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024		December 31, 2023
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 6.3	22,170,995	0.8 ~ 7.1	17,029,358
Subordinated bonds	1.9 ~ 5.1	3,471,380	1.9 ~ 5.1	4,291,848
Other bonds	17.0	4,006	17.0	4,006

Sub-total		25,646,381		21,325,212

Discounts on bonds		(112,057)		(48,179)

Total		25,534,324		21,277,033

(*)	Includes debentures under fair value hedge amounting to 3,952,047 million Won and 3,943,224 million Won as of December 31, 2024 and 2023, respectively.

23.	PROVISIONS

(1)	Details of provisions as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Provisions for guarantees (*1)	70,686	78,919
Provisions for unused commitments	76,713	82,491
Asset retirement obligation	87,599	86,290
Other provisions (*2)	295,108	458,264

Total	530,106	705,964

(*1)	Provisions for guarantees include provisions for financial guarantees of 48,001 million Won and 48,342 million Won as of December 31, 2024 and 2023, respectively.
(*2)	Other provisions consist of provisions for litigation, compensation for loss and others.

(2)	Changes in provisions for guarantees and unused loan commitments for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

i)	Provisions for guarantees

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	68,894	2,800	7,225	78,919
Transfer to 12-month expected credit loss	317	(317)	—	—
Transfer to expected credit loss for the entire period	(230)	230	—	—
Transfer to credit-impaired financial assets	(100)	(90)	190	—
Net provision for (reversal of) unused amount	(9,352)	(108)	4,211	(5,249)
Other increase (decrease) (*)	(3,004)	19	1	(2,984)

Ending balance	56,525	2,534	11,627	70,686

(*)	Includes the impact from change of financial guarantee liabilities, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	41,733	24,325	7,685	73,743
Transfer to 12-month expected credit loss	20,503	(20,503)	—	—
Transfer to expected credit loss for the entire period	(453)	453	—	—
Transfer to credit-impaired financial assets	(4)	(3)	7	—
Net provision for (reversal of) unused amount	5,493	(1,470)	(467)	3,556
Other increase (decrease) (*)	1,622	(2)	—	1,620

Ending balance	68,894	2,800	7,225	78,919

(*)	Includes the impact from change of financial guarantee liabilities, etc.

ii)	Provisions for unused loan commitments

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	74,090	8,401	—	82,491
Transfer to 12-month expected credit loss	2,385	(2,385)	—	—
Transfer to expected credit loss for the entire period	(1,602)	1,602	—	—
Transfer to credit-impaired financial assets	(57)	(53)	110	—
Net provision for (reversal of) unused amount	(8,271)	1,816	(110)	(6,565)
Other increase (decrease)	796	(9)	—	787

Ending balance	67,341	9,372	—	76,713

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	34,509	20,568	—	55,077
Transfer to 12-month expected credit loss	12,268	(12,268)	—	—
Transfer to expected credit loss for the entire period	(803)	803	—	—
Transfer to credit-impaired financial assets	(19)	(18)	37	—
Net provision (reversal) of unused amount	28,116	(684)	(37)	27,395
Other increase	19	—	—	19

Ending balance	74,090	8,401	—	82,491

(3)	Changes in asset retirement obligation for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2024	2023
Beginning balance	86,290	75,202
Provisions provided	3,553	4,312
Provisions used	(4,468)	(1,162)
Reversal	(223)	—
Amortization	1,243	1,328
Increase in restoration costs and others	1,204	6,610

Ending balance	87,599	86,290

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased properties as of end of reporting period discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2024	2023
Beginning balance	458,264	262,502
Provisions provided	29,769	239,228
Provisions used and others	(185,576)	(27,125)
Reversal of unused amount	(3,344)	(14,497)
Foreign currencies translation adjustments	209	(1,844)
Other decrease	(4,214)	—

Ending balance	295,108	458,264

(5)	Others

①

The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the current period.

②

The Group recognized a provision for the estimated amount of contract refunds and loss compensation that may be payable in relation to customer losses expected due to fund redemption delays prior to the previous period, with an ending balance of 246,422 million won as of December 31, 2024. Additionally, the Group recognized a provision of 781 million won for the estimated compensation amount for expected losses of customers who invested in equity-linked securities for the year ended December 31, 2024.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the Group is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumptions that are considered to be the most reasonable estimate of the future cash flows (the projected unit method, which takes account of projected earnings increases).

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with discount rate calculated based on return on high-quality corporate bonds. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in return on high quality corporate bonds

A decrease in return on high-quality corporate bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Present value of defined benefit obligations	1,591,119	1,358,687
Fair value of plan assets	(1,726,232)	(1,577,806)
Net defined benefit liability(asset)	(135,113)	(219,119)

(2)	Changes in the carrying value of defined benefit obligation for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31
		2024	2023
	Beginning balance	1,358,687	1,188,957
	Current service cost	121,807	106,850
	Interest cost	64,548	62,934
Remeasurements	Financial assumptions	79,646	61,885
	Demographic assumptions	(533)	—
	Experience adjustments	(14,545)	7,204
	Foreign currencies translation adjustments	400	80
	Retirement benefit paid	(87,193)	(76,465)
	Effect of moving in and out of associates	409	6,895
	Liability acquired through business combination	68,237	—
	Others	(344)	347

	Ending balance	1,591,119	1,358,687

(3)	Changes in the plan assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	1,577,806	1,474,309
Employer’s contributions	100,000	120,000
Interest income	77,208	81,090
Remeasurements	(13,670)	(20,534)
Retirement benefit paid	(83,331)	(80,887)
Effect of moving in and out of associates	2,514	5,950
Asset acquired through business combination	68,237	—
Other	(2,532)	(2,122)

Ending balance	1,726,232	1,577,806

(4)	The details of plan assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Time deposits and others	1,726,232	1,577,806

(5)

Realized returns on plan assets amount to 63,538 million Won and 60,556 million Won for the years ended December 31, 2024 and 2023, respectively, and the contribution expected to be paid in the current accounting year amounts to 127,532 million Won.

(6)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024	For the year ended December 31, 2023
Current service cost	121,807	106,850
Net interest income	(12,660)	(18,156)

Cost recognized in net income	109,147	88,694

Remeasurements	78,238	89,623

Cost recognized in total comprehensive income	187,385	178,317

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,030 million Won and 2,151 million Won for the years ended December 31, 2024 and 2023, respectively.

(7)	Key actuarial assumptions used in defined benefit liability measurement as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Discount rate	4.03%	4.57%
Future wage growth rate	5.19%	5.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 9.75 years.

(8)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024 (*)	December 31, 2023 (*)
Discount rate	Increase by 1% point	(137,958)	(121,166)
	Decrease by 1% point	159,621	140,124
Future wage growth rate	Increase by 1% point	160,833	141,933
	Decrease by 1% point	(141,388)	(124,745)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant; in practice, more than one assumption are correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(9)	The details of the maturity of the defined benefit obligation as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Within 1 year	60,056	29,180
After 1 year but less than 2 years	83,523	34,093
After 2 years but less than 5 years	409,094	344,670
After 5 years but less than 10 years	457,362	474,739
After 10 years	1,390,927	1,335,246

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Other financial liabilities:
Accounts payable	6,438,827	9,087,137
Accrued expenses	4,363,030	4,033,440
Borrowings from trust accounts	6,769,383	5,207,791
Agency business revenue	733,988	271,944
Foreign exchange payables	902,564	887,817
Domestic exchange payables	7,590,328	1,367,709
Lease liabilities	450,682	299,621
Other miscellaneous financial liabilities	2,059,919	2,077,324
Present value discount	(1,118)	(2,631)

Sub-total	29,307,603	23,230,152

Other liabilities:
Unearned income	111,796	103,118
Other miscellaneous liabilities	195,493	192,542

Sub-total	307,289	295,660

Total	29,614,892	23,525,812

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	101,831	—	—	—	—
Forwards	3,530,000	—	52,855	—	274,980
Swaps	138,866,980	10,102	308,647	102,634	204,086
Purchase options	50,000	—	81	—	—
Written options	360,000	—	—	—	10,595
Currency:
Forwards	111,916,607	—	5,638,033	—	1,804,764
Swaps	84,460,271	—	4,089,519	—	6,861,714
Purchase options	175,221	—	4,779	—	—
Written options	265,182	—	—	—	3,603
Equity:
Forwards	1,520	—	182	—	—
Swaps	7,698	—	—	—	1,401
Purchase options	1,767	—	1,005	—	—

Total	339,737,077	10,102	10,095,101	102,634	9,161,143

	December 31, 2023
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	118,455	—	—	—	—
Forwards	3,960,000	—	83,199	—	169,527
Swaps	138,794,758	698	367,429	135,263	221,293
Purchase options	150,000	—	6,556	—	—
Written options	400,000	—	—	—	15,359
Currency:
Forwards	97,701,656	—	1,935,734	—	886,638
Swaps	78,414,876	—	2,669,550	—	3,676,045
Purchase options	139,309	—	1,500	—	—
Written options	122,698	—	—	—	585
Equity:
Forwards	137	—	36	—	—
Futures	480,311	—	—	—	—
Swaps	461,112	—	126,028	—	1,994
Purchase options	16,444,709	—	608,295	—	—
Written options	16,887,247	—	—	—	1,012,341

Total	354,075,268	698	5,798,327	135,263	5,983,782

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of December 31, 2024, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,792,388 million Won, and Korean Won denominated debentures amounting to 159,659 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency and Korean Won denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency and Korean Won denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Hedges of net investment in foreign operations

The foreign currency exposure arises from the Group’s net investment in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited and foreign branches, which use USD as functional currency. The risk arises from fluctuation in the spot exchange rate between USD and KRW. This may change the net investment amount.

The risk hedged from net investment hedging is the risk of fluctuations in KRW against USD, which could reduce the net investment carrying amount of the Group in Woori America Bank, Woori Bank (Cambodia) PLC. and Woori Global Markets Asia Limited.

Some of the Group’s net investments in Woori America bank, Woori Bank (Cambodia) PLC., Woori Global Markets Asia Limited, etc. are hedged in USD-denominated foreign currency bonds (Carrying amount as of December 31, 2024: USD 863,959,317) and mitigate the exchange risk arising from the net assets of subsidiaries. The bond was designated as a hedging instrument for changes in the value of net investments resulting from fluctuations in the spot exchange rate between USD and KRW.

To assess the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment only within the principal range of the liabilities.

(3)	The nominal amounts of the hedging instrument as of December 31, 2024 and 2023 are as follows (Unit: USD, and Korean Won in millions):

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swaps (KRW)	—	—	155,000	155,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	191,568,880	672,390,437	—	863,959,317

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swaps (KRW)	240,000	—	20,000	260,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	400,000,000	463,959,317	—	863,959,317

(4)	The average interest rate and average exchange rate of the hedging instrument as of December 31, 2024 and 2023 are as follows:

December 31, 2024
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.47% receipt and C.SOFR+1.06% floating paid
Interest rate swaps (KRW)	Fixed 4.52% receipt and CD 3M+0.02% floating paid
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,363.09

December 31, 2023
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.60% receipt and C.SOFR+1.47% floating paid
Interest rate swaps (KRW)	Fixed 4.13% receipt and CD 3M floating paid
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,306.12

(5)	Fair value hedge

1)	The amounts related to items designated as fair value hedging instruments as of December 31, 2024 and 2023 are as follows (Unit: USD, and Korean Won in millions):

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the consolidated statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
	USD 2,675,000,000	10,102	102,634	Derivative assets (Designated for hedging)	5,265
Interest rate swaps	155,000			Derivative liabilities (Designated for hedging)

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the consolidated statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
	USD 2,975,000,000	698	135,263	Derivative assets (Designated for hedging)	55,651
Interest rate swaps	260,000			Derivative liabilities (Designated for hedging)

2)	Details of carrying amount to fair value hedged and amount adjusted due to hedge accounting as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item (*)		Line item in the consolidated statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Foreign currency denominated debentures	—	3,792,388	—	124,647	Debentures	(12,758)
Korean Won denominated debentures	—	159,659	—	4,659	Debentures	(4,659)

(*)	The accumulated profit on foreign currency denominated debentures was 124,647 million Won, and the accumulated loss on Korean Won denominated debentures was 4,659 million Won as of December 31, 2024.

	December 31, 2023
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item (*)		Line item in the consolidated statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Foreign currency denominated debentures	—	3,682,140	—	141,818	Debentures	(57,222)
Korean Won denominated debentures	—	261,084	—	1,084	Debentures	(1,084)

(*)	The accumulated profit on foreign currency denominated debentures was 141,818 million Won, and the accumulated loss on Korean Won denominated debentures was 1,084 million Won as of December 31, 2023.

3)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss
Fair value hedge	Interest rate risk	(12,152)	Other net operating income (expense)

		For the year ended December 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss
Fair value hedge	Interest rate risk	(2,655)	Other net operating income (expense)

(6)	Hedges of net investments in foreign operations

1)	The amounts related to items designated as hedging instruments of net investments in foreign operations as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions, USD):

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the consolidated statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency debentures	USD 863,959,317	—	1,270,020	Foreign currency debentures	(156,015)

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the consolidated statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency debentures	USD 863,959,317	—	1,113,989	Foreign currency debentures	(19,088)

2)	The amounts related to items designated as hedged items of net investments in foreign operations as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign operations net assets	156,015	(149,577)

	December 31, 2023
	Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign operations net assets	19,088	(34,750)

3)

The amounts recognized in other comprehensive income and profit or loss related to net investment hedges in foreign operations for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Other comprehensive income			Profit or loss
	Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations
Foreign exchange risk	(156,015)	41,188	(114,827)	—	—

	For the year ended December 31, 2023
	Other comprehensive income			Profit or loss
	Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations
Foreign exchange risk	(19,088)	5,039	(14,049)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the years ended December 31, 2024 and 2023.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	7,848	17,964
Amounts recognized in profits or losses	(7,820)	(10,116)

Ending balance	28	7,848

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the transaction price, even though there are differences noted between the transaction price and the fair value price produced by the valuation techniques at the time of acquisition. In addition, the difference between fair value and transaction price is deferred and amortized to maturity and reflected in profit or loss. The table above presents the difference yet to be realized as profit or losses for the years ended December 31, 2024 and 2023.

28.	SHARE CAPITAL AND CAPITAL SURPLUS

(1)	The number of authorized shares and others as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value per share	5,000 Won	5,000 Won
Shares of common stock issued	716,000,000 Shares	716,000,000 Shares
Share capital	3,581,392 million Won	3,581,392 million Won

(2)	Details of capital surplus as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Capital in excess of par value	1,068,420	1,068,420
Other capital surplus	40,030	27,774

Total	1,108,450	1,096,194

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2024	December 31, 2023
Hybrid securities in local currency	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	September 21, 2022	—	5.2	320,000	320,000
	September 21, 2022	—	5.5	30,000	30,000
	October 16, 2023	—	5.4	300,000	300,000
Hybrid securities in foreign currency	October 4, 2019	—	4.3	—	662,035
	July 24, 2024	—	6.4	761,805	—
	Issuance cost			(5,858)	(5,588)

	Total			1,645,947	1,546,447

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5, 7 or 10 years from the issue date (Issuer Call). In addition, interest payments can be suspended or canceled at the Group’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Accumulated other comprehensive income:
Net gain on valuation of financial assets at FVTOCI	29,121	53,020
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	1,348	—
Gain (loss) on evaluation of investment stocks by equity method	(1,230)	6,697
Gain on foreign currency translation of foreign operations	525,556	34,352
Loss on evaluation of hedge of net investment in foreign operations	(149,577)	(34,750)
Remeasurement loss related to defined benefit plan	(74,068)	(17,068)

Sub-total	331,150	42,251

Other capital adjustments	(1,658,940)	(1,610,301)

Total	(1,327,790)	(1,568,050)

(2)	Changes in the accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain on valuation of financial assets at FVTOCI	53,020	(23,295)	(17,770)	17,166	29,121
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	—	1,831	—	(483)	1,348
Gain (loss) on evaluation of investment stocks by equity method	6,697	(10,847)	—	2,920	(1,230)
Gain on foreign currency translation of foreign operations	34,352	503,947	—	(12,743)	525,556
Loss on evaluation of hedge of net investment in foreign operations	(34,750)	(156,015)	—	41,188	(149,577)
Remeasurement loss related to defined benefit plan	(17,068)	(78,238)	—	21,238	(74,068)

Total	42,251	237,383	(17,770)	69,286	331,150

(*)	Net gain on valuation of financial assets at FVTOCI includes 53,539 million Won which was transferred to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(674,205)	785,432	200,976	(259,183)	53,020
Gain on evaluation of investment stocks by equity method	655	2,698	—	3,344	6,697
Gain (loss) on foreign currency translation of foreign operations	(9,696)	45,235	—	(1,187)	34,352
Gain (loss) on evaluation of hedge of net investment in foreign operations	(20,701)	(19,088)	—	5,039	(34,750)
Remeasurement gain (loss) related to defined benefit plan	48,724	(89,623)	—	23,831	(17,068)

Total	(655,223)	724,654	200,976	(228,156)	42,251

(*)	Net gain on valuation of financial assets at FVTOCI included the 87 million Won which was transferred to retained earnings due to disposal of equity securities.

31.	RETAINED EARNINGS

Details of retained earnings as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Legal reserve	Legal reserves in Korea	3,049,754	2,821,754
	Other legal reserve	33,239	33,239

	Sub-total	3,082,993	2,854,993

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,104	8,576,104
	Regulatory reserve for credit loss	1,905,354	2,307,974
	Revaluation reserve	701,685	700,915

	Sub-total	11,426,543	11,828,393

Retained earnings before appropriation		9,298,518	7,241,706

Total		23,808,054	21,925,092

1)	Legal reserve

In accordance with the Article 40, Banking Act of Korea, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

2)	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

3)	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

4)	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Group since 2015.

5)	Additional reserve

Additional reserve is a voluntary reserve to retain earnings for capital adequacy and soundness of the Group’s operation.

6)	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions for credit loss under RSBB, the Group is prohibited to provide dividends with the regulatory reserve.

7)	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the Board of Directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business,

the Group calculates and discloses the regulatory reserve for credit loss.

(1)	Balance of the regulatory reserve for credit loss as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Regulatory reserve for credit loss	1,905,354	2,307,974
Planned provision for (reversal of) regulatory reserve for credit loss	254,735	(402,620)

Ending balance	2,160,089	1,905,354

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2024	2023
Net income	3,046,936	2,515,080
Required provision for (reversal of) regulatory reserve for credit loss	254,735	(402,620)
Adjusted net income after the provision for (reversal of) regulatory reserve	2,792,201	2,917,700
Adjusted EPS after the provision for (reversal of) regulatory reserve (Unit: Korean Won)(*)	3,793	3,941

(*)

For the years ended December 31, 2024 and 2023, it was calculated by deducting 76,249 million Won and 95,637 million Won, respectively, of dividends on hybrid securities from adjusted net income after the provision for (reversal of) regulatory reserve.

33.	DIVIDENDS

Dividends for the years ended December 31, 2024 and 2023 are 1,889 Won and 1,581 Won per share, respectively, and the total amount of dividends approved are 1,352,524 million Won and 1,131,996 million Won, respectively. Dividends as of December 31, 2024 will be proposed at the regular shareholders’ meeting scheduled on March 25, 2025.

34.	NET INTEREST INCOME

(1)	Interest income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Financial assets at FVTPL	153,055	116,203
Financial assets at FVTOCI	1,281,641	999,407
Securities at amortized cost	642,888	782,513
Loans and other financial assets at amortized cost:
Interest on due from banks	549,438	488,039
Interest on loans	16,884,040	15,964,114
Interest on other receivables	39,611	35,591

Sub-total	17,473,089	16,487,744

Total	19,550,673	18,385,867

(2)	Interest expense recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Interest on deposits due to customers	9,437,205	8,593,095
Interest on borrowings	1,183,535	1,112,286
Interest on debentures	977,084	907,765
Interest on lease liabilities	15,386	8,807
Other interest expense	371,222	327,658

Total	11,984,432	10,949,611

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Fees and commission received for brokerage	241,762	239,254
Fees and commission received related to credit	157,226	159,597
Fees and commission received for electronic finance	130,172	127,153
Fees and commission received on foreign exchange handling	57,335	55,993
Fees and commission received on foreign exchange	115,450	99,071
Fees and commission received for guarantee	104,301	88,580
Fees and commission received on credit card	3,209	2,313
Fees and commission received on securities business	48,157	37,689
Fees and commission from trust management	172,624	155,140
Other fees	185,356	138,508

Total	1,215,592	1,103,298

(2)	Details of fees and commissions expense incurred for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Fees and commissions paid	203,790	218,798
Credit card commission	1,279	949
Brokerage commission	24	23
Others	4,010	3,351

Total	209,103	223,121

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Dividend income related to financial assets at FVTPL
Dividends on equity securities	14,215	33,395
Dividends on capital contributions	96,918	67,082
Dividends on beneficiary certificates	245,788	138,855

Sub-total	356,921	239,332

Dividend income related to financial assets at FVTOCI
Dividends on equity securities	17,606	15,618
Dividends on capital contributions	160	134

Sub-total	17,766	15,752

Total	374,687	255,084

(2)	Details of dividend income related to financial assets at FVTOCI for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Dividend income recognized from assets held Equity securities	17,766	15,752

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Net gain on financial instruments at FVTPL	1,473,568	482,005
Net loss on financial instruments designated to be measured at FVTPL	(19,647)	—

Total	1,453,921	482,005

(2)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2024	2023
Financial instruments at FVTPL	Securities	Gain on transactions and valuation	607,503	821,976
		Loss on transactions and valuation	(225,553)	(141,270)

		Sub-total	381,950	680,706

	Loans	Gain on transactions and valuation	11,672	1,282

		Sub-total	11,672	1,282

	Other financial instruments	Gain on transactions and valuation	6,084	3,512
		Loss on transactions and valuation	(5,456)	(3,240)

		Sub-total	628	272

	Sub-total		394,250	682,260

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	2,963,221	4,716,309
		Loss on transactions and valuation	(2,925,208)	(4,961,720)

		Sub-total	38,013	(245,411)

	Currency derivatives	Gain on transactions and valuation	14,841,469	7,675,013
		Loss on transactions and valuation	(13,789,059)	(7,525,701)

		Sub-total	1,052,410	149,312

	Equity derivatives	Gain on transactions and valuation	1,182,989	3,169,071
		Loss on transactions and valuation	(1,194,094)	(3,273,202)

		Sub-total	(11,105)	(104,131)

	Other derivatives	Gain on transactions and valuation	—	14
		Loss on transactions and valuation	—	(39)

		Sub-total	—	(25)

	Sub-total		1,079,318	(200,255)

	Total		1,473,568	482,005

(3)	Details of net gain or loss on financial instruments designated to be measured at FVTPL for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Net gain (loss) on deposit due to customers:
Net loss on valuation of time deposit	(19,647)	—

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Gain on redemption of securities	—	104
Gain (loss) on disposal of securities	96,647	(37,745)

Total	96,647	(37,641)

39.	REVERSAL OF (PROVISION FOR) EXPECTED CREDIT LOSS ALLOWANCE

Reversal of (provision for) expected credit loss allowance for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Provision for expected credit loss allowance on financial assets measured at FVTOCI	(8,866)	(16,542)
Reversal of (provision for) expected credit loss allowance on securities at amortized cost	3,287	(5,549)
Provision for expected credit loss allowance on loan and other financial assets at amortized cost	(827,485)	(940,477)
Reversal of (provision for) provision on guarantees	5,249	(3,556)
Reversal of (provision for) unused loan commitments	6,565	(27,395)

Total	(821,250)	(993,519)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2024	2023
Employee benefits	Short-term employee benefits	Salaries	1,581,947	1,453,641
		Employee benefits	561,023	503,927
		Share-based payments	23,261	10,584
		Retirement benefit service costs	111,177	90,845
		Termination benefits	(3,485)	140,419

		Sub-total	2,273,923	2,199,416

Depreciation and amortization			419,185	396,122

Other general and administrative expenses		Rent	95,805	97,117
		Taxes and public dues	167,278	157,550
		Service charges	244,174	230,279
		Computer and IT related	192,317	322,331
		Telephone and communication	57,071	53,986
		Operating promotion	41,573	40,758
		Advertising	145,459	153,648
		Printing	5,620	5,664
		Traveling	10,673	10,546
		Supplies	6,829	7,416
		Insurance premium	11,825	11,669
		Maintenance	20,676	19,315
		Water, light and heating	18,455	18,301
		Vehicle maintenance	11,689	11,919
		Others (*)	24,364	63,245

		Sub-total	1,053,808	1,203,744

		Total	3,746,916	3,799,282

(*)	It includes 40,047 million Won in in-house welfare fund contributions for the year ended December 31, 2023.

(2)	Details of other operating income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Gain on transactions of foreign exchange	720,989	1,353,794
Gain on derivatives (designated for hedging)	40,843	69,479
Gain on fair value hedged items	25,469	8,986
Others	14,773	28,087

Total	802,074	1,460,346

(3)	Details of other operating expenses recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Loss on transactions of foreign exchange	1,561,619	1,206,638
KDIC deposit insurance premium	495,308	450,183
Contribution to miscellaneous funds	528,484	450,145
Loss on derivatives (designated for hedging)	24,252	8,819
Loss on fair value hedged items	64,571	72,601
Others (*)	153,543	279,871

Total	2,827,777	2,468,257

(*)	‘Others’ for the years ended December 31, 2024 and 2023, include 28,509 million Won and 22,349 million Won, respectively, of amortization expenses for intangible assets.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2024 and 2023 are as follows:

1)	Performance condition share-based payment

	Subject to	Shares granted for the year 2020 (*4)
	Type of payment	Cash-settled
	Vesting period	January 1, 2020 ~ December 31, 2023
	Date of payment	January 1, 2024
	Fair value (Unit: Korean Won) (*1)	—
	Valuation method	—
	Dividend yield	—
	Expected maturity	—
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2024	—
	As of December 31, 2023	755,073 shares
	Subject to	Shares granted for the year 2021
	Type of payment	Cash-settled
	Vesting period	January 1, 2021 ~ December 31, 2024
	Date of payment	January 1, 2025
	Fair value (Unit: Korean Won) (*1)	15,831
	Valuation method	Black-Scholes Model
	Dividend yield	6.475%
	Expected maturity	0 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2024	865,494 shares
	As of December 31, 2023	865,717 shares
	Subject to	Shares granted for the year 2022
	Type of payment	Cash-settled
	Vesting period	January 1, 2022 ~ December 31, 2025
	Date of payment	January 1, 2026
	Fair value (Unit: Korean Won) (*1)	14,839
	Valuation method	Black-Scholes Model
	Dividend yield	6.475%
	Expected maturity	1 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2024	737,601 shares
	As of December 31, 2023	744,943 shares

	Subject to	Shares granted for the year 2023
	Type of payment	Cash-settled
	Vesting period	January 1, 2023 ~ December 31, 2026
	Date of payment	January 1, 2027
	Fair value (Unit: Korean Won) (*1)	13,909
	Valuation method	Black-Scholes Model
	Dividend yield	6.475%
	Expected maturity	2 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2024	755,920 shares
	As of December 31, 2023	763,148 shares
	Subject to	Shares granted for the year 2024
	Type of payment	Cash-settled
	Vesting period	January 1, 2024 ~ December 31, 2027
	Date of payment	January 1, 2028
	Fair value (Unit: Korean Won) (*1)	13,037
	Valuation method	Black-Scholes Model
	Dividend yield	6.475%
	Expected maturity	3 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2024	1,189,935 shares
	As of December 31, 2023	—

(*1)

As of December 31, 2024, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

At the initial point in time (January 1st of each fiscal year), the maximum number of shares granted is determined. The final number of shares to be paid is confirmed based on the evaluation results of long-term performance indicators over a total of four years, including the current year. The final compensation is then paid in cash, reflecting the stock price at the time of payment. The long-term performance indicators include relative shareholder returns, net income, return on equity (ROE), cost-to-income ratio (C/I ratio), non-performing loan ratio, and performance in assigned duties.

(*3)	As of December 31, 2024, the remaining quantity and granted quantity are the same.
(*4)	It has been fully paid during the year ended December 31, 2024.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2024 and 2023, the book value of the liabilities related to the performance condition share-based payments recognized by the Group is 50,674 million Won and 37,142 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in associates recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Gains on valuation of investments in associate	50,359	101,804
Losses on valuation of investments in associate	(6,292)	(13,016)

Total	44,067	88,788

(2)	Details of other non-operating income and expenses recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Other non-operating income	77,117	118,720
Other non-operating expenses	(181,505)	(195,032)

Total	(104,388)	(76,312)

(3)	Details of other non-operating income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Rental fee income	33,288	37,526
Gains on disposal of assets held for sale	—	3,027
Gains on disposal of investments in associates	11,053	32,766
Gains on disposal of properties and equipment, intangible assets and other assets	622	1,853
Others (*)	32,154	43,548

Total	77,117	118,720

(*)	Other special gains related to other provisions for the years ended December 31, 2024 and 2023 include 2,517 million Won and 14,060 million Won, respectively.

(4)	Details of other non-operating expenses recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Depreciation on investment properties	8,768	6,599
Interest expenses of rent leasehold deposits	1,631	1,657
Losses on disposal of investments in associates	36	441
Losses on disposal of properties and equipment, intangible assets and other assets	1,661	1,694
Impairment loss of properties and equipment, intangible assets and other assets	217	22
Donation	111,891	55,752
Others (*)	57,301	128,867

Total	181,505	195,032

(*)	Other special losses related to other provisions for the years ended December 31, 2024 and 2023 are 31,023 million Won and 66,910 million Won, respectively.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Current tax expense
Current tax expense in respect of the current year	527,971	600,647
Adjustments recognized in the current period in relation to the current tax of prior periods	(32,584)	(19,816)
Current tax charged to other equity directly	41,188	5,039

Sub-total	536,575	585,870

Deferred tax expense
Changes in deferred tax assets (liabilities) relating to the temporary differences	397,378	461,679
Deferred tax charged to other equity directly	28,098	(233,195)

Sub-total	425,476	228,484

Income tax expense	962,051	814,354

(2)	Income tax expense reconciled to net income before income tax expense for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Net income before income tax expense	4,008,987	3,329,434
Tax calculated at statutory tax rate (*)	1,037,649	858,247
Adjustments
Effect of income that is exempt from taxation	(30,868)	(32,743)
Effect of expense not deductible in determining taxable profit	47,822	7,324
Adjustments recognized in the current period in relation to the current tax of prior periods	(32,584)	(19,816)
Effect of income tax expense that is resulting from consolidated tax return	(66,172)	(49,020)
Others	6,204	50,362

Sub-total	(75,598)	(43,893)

Income tax expense	962,051	814,354

Effective tax rate	24.0%	24.5%

(*)

The applicable income tax rate; 1) 9.9% for below 200 million Won, 2) 20.9% for above 200 million Won and below 20 billion Won, 3) 23.1% for above 20 billion Won and below 300 billion Won, 4) 26.4% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending balance
Gain (loss) on financial assets	(145,585)	(112,057)	17,166	(240,476)
Gain (loss) on valuation using the equity method of accounting	(9,884)	(4,401)	2,920	(11,365)
Gain (loss) on valuation of derivatives	49,556	(276,631)	—	(227,075)
Accrued income	(128,508)	17,071	—	(111,437)
Provision for loan losses	(3,366)	55,513	—	52,147
Loan and receivables written off	4,382	112	—	4,494
Loan origination costs and fees	(145,464)	(13,431)	—	(158,895)
Defined benefit liability	373,503	46,253	21,238	440,994
Deposits with employee retirement insurance trust	(445,731)	(17,569)	—	(463,300)
Provision for guarantee	7,803	(2,210)	—	5,593
Other provision	150,961	(43,349)	—	107,612
Others (*)	(142,969)	(74,778)	(13,226)	(230,973)

Net deferred tax assets (liabilities)	(435,302)	(425,477)	28,098	(832,681)

(*)	The deferred tax assets arising from tax loss carryforwards among other deferred tax assets and liabilities amount to 7,940 million Won.

	For the year ended December 31, 2023
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending balance
Gain (loss) on financial assets	501,163	(387,565)	(259,183)	(145,585)
Gain (loss) on valuation using the equity method of accounting	22,447	(35,675)	3,344	(9,884)
Gain (loss) on valuation of derivatives	28,338	21,218	—	49,556
Accrued income	(87,672)	(40,836)	—	(128,508)
Provision for loan losses	(45,917)	42,551	—	(3,366)
Loan and receivables written off	4,399	(17)	—	4,382
Loan origination costs and fees	(130,929)	(14,535)	—	(145,464)
Defined benefit liability	323,225	26,447	23,831	373,503
Deposits with employee retirement insurance trust	(410,763)	(34,968)	—	(445,731)
Provision for guarantee	7,596	207	—	7,803
Other provision	65,443	85,518	—	150,961
Others	(250,954)	109,171	(1,186)	(142,969)

Net deferred tax assets (liabilities)	26,376	(228,484)	(233,194)	(435,302)

(4)	Unrealizable temporary differences as of December 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deductible temporary differences	297,083	294,669
Taxable temporary differences	(2,414,711)	(1,217,755)

Total	(2,117,628)	(923,086)

No deferred income tax asset has been recognized for the deductible temporary difference of 297,083 million Won associated with investments in subsidiaries and associates as of December 31, 2024, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 2,414,711 million Won associated with investment in subsidiaries as of December 31, 2024, due to the following reasons:

•	The Group can control the timing of the reversal of the temporary difference, and the temporary difference is not subject to reversal through dividends.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Net loss on valuation of financial assets at FVTOCI	(9,372)	(26,538)
Net loss on changes in credit risk of financial liabilities designated to be measured at FVTPL	(483)	—
Net gain (loss) on evaluation of investment stocks by equity method	182	(2,738)
Net gain (loss) on foreign currency translation of foreign operations	(9,093)	3,650
Net gain on evaluation of hedges of net investments in foreign operations	54,079	12,891
Remeasurement gain related to defined benefit plan	26,634	5,396

Total	61,947	(7,339)

(6)	Current tax assets and liabilities as of December 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Current tax assets	47,653	152,898
Current tax liabilities	94,655	58,085

(7)

Under the Pillar 2 legislation, the parent company of the Group is required to pay additional taxes on the difference between the GloBE effective tax rate of each constituent entity’s jurisdiction and the minimum tax rate of 15%. Since all companies within the parent company have a GloBE effective tax rate exceeding 15%, in their respective countries, there is no impact from the Pillar 2 corporate tax, and consequently, there is no impact on the Group either.

43.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023. (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2024	2023
Net income for the period attributable to common shareholders	3,039,372	2,505,587
Dividends to hybrid securities	(76,249)	(95,637)

Net income attributable to common shareholders	2,963,123	2,409,950

Weighted average number of common shares outstanding (Unit: million shares)	716	716
Basic EPS (Unit: Korean Won)	4,138	3,366

(2)	The weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024
	Period	Number of shares	Days	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2024-01-01 ~ 2024-12-31	716,000,000	366	262,056,000,000

	Sub-total (①)			262,056,000,000

Weighted average number of common shares outstanding (②=(①/366)				716,000,000

	For the year ended December 31, 2023
	Period	Number of shares	Days	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2023-01-01 ~ 2023-12-31	716,000,000	365	261,340,000,000

	Sub-total (①)			261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2024 and 2023.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024 (*)	December 31, 2023 (*)
Confirmed guarantees
Guarantee for loans	60,571	58,205
Acceptances	617,599	467,964
Guarantees in acceptances of imported goods	75,265	74,916
Other confirmed guarantees	10,337,061	7,886,356

Sub-total	11,090,496	8,487,441

Unconfirmed guarantees
Local letter of credit	167,580	161,608
Letter of credit	3,213,170	2,873,350
Other unconfirmed guarantees	1,558,188	1,516,585

Sub-total	4,938,938	4,551,543

Commercial paper purchase commitments and others	581,039	589,857

Total	16,610,473	13,628,841

(*)	Includes financial guarantees of 4,156,000 million Won and 3,497,197 million Won as of December 31, 2024 and 2023, respectively.

(2)	Details of loan commitments and others as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Loan commitments	90,311,327	84,159,332
Other commitments	6,039,793	5,892,297

(3)	Litigation case

Legal cases where the Group is involved as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2024		December 31, 2023
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	28 cases	196 cases	34 cases	142 cases
Amount of litigation	260,653	232,073	295,733	164,334
Provisions for litigations		14,383		16,053

(*)

The number of cases as of December 31, 2024 and 2023 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the substantive party is not the Group, or fraudulent lawsuits.

(4)	Others

During the year ended December 31, 2023, there was an investigation by the Korea Fair Trade Commission regarding the loan-to-value ratio, and the Group received the examination report in January 2024 but the impact on the Group’s financial statements as of December 31, 2024 cannot be reasonably estimated.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2024 and its assets and liabilities recognized as of December 31, 2024 and 2023 and major transactions with related parties for the years ended December 31, 2024 and 2023 and compensation to key management are as follows:

(1)	Related parties

Related parties
Parent company	Woori Financial Group Inc.

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., LOTTE CARD Co., Ltd., K BANK Co., Ltd., and others (Dongwoo C & C Co., Ltd. and 38 associates)

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Securities Co., Ltd. and its subsidiaries and associates (*), Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and its associates, Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori Asset Trust Co., Ltd., Woori Financial Capital Co., Ltd. and its subsidiaries and associates, Woori Financial F&I Co., Ltd. and its subsidiaries and associates, Woori Savings Bank, Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries, Godo Kaisha Oceanos No. 1, WOORI ZIP 1, WOORI ZIP 2, JC Assurance Private Equity Partnership No. 2, IGEN 2022 Private Equity Fund No.1, Woori Venture Partners Co., Ltd., Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1

(*)	Woori Investement Bank Co., Ltd. was renamed to Woori Investement Securities Co., Ltd. following a merger with Korea Foss Securities Co., Ltd. for the year ended December 31, 2024.

(2)	Major assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2024	December 31, 2023
Parent company	Woori Financial Group Inc.	Other assets	33,632	125,489
		Deposits due to customers	1,285,912	1,363,507
		Other liabilities	63,893	20,635
Associates	W Service Networks Co., Ltd.	Deposits due to customers	3,054	3,245
		Other liabilities	309	40
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	780	771
	Korea Finance Security Co., Ltd.	Loans	3,200	3,197
		Expected credit loss allowance	(42)	(71)
		Deposits due to customers	1,145	1,323
		Other liabilities	3	5
	LOTTE CARD Co., Ltd.	Loans	27,913	12,209
		Expected credit loss allowance	(297)	(269)
		Derivative assets	1,075	—
		Other assets	49	2
		Deposits due to customers	20,207	62,587
		Other liabilities	273	289
	K BANK Co., Ltd.	Other assets	—	18
		Other liabilities	193,719	214,135

Related parties		A title of account	December 31, 2024	December 31, 2023
	Others (*)	Loans	41	41
		Deposits due to customers	1,993	3,632
		Other liabilities	232	992
Other related parties	Woori Card Co., Ltd. and its subsidiaries	Loans	5,880	12,138
		Expected credit loss allowance	(39)	(61)
		Derivative assets	315	95
		Other assets	12,943	4,580
		Deposits due to customers	48,509	42,569
		Borrowing liabilities	25,482	24,002
		Derivative liabilities	69,580	38,286
		Other liabilities	26,262	25,500
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Deposits due to customers	990,946	230,276
		Borrowing liabilities	—	39
		Other liabilities	2,811	16,870
	Woori FIS Co., Ltd.	Other assets	111	514
		Deposits due to customers	6,968	14,157
		Other liabilities	18,324	27,091
	Woori Private Equity Asset Management Co., Ltd. and its associates	Derivative assets	255	—
		Deposits due to customers	12,730	28,824
		Derivative liabilities	—	1,249
		Other liabilities	1	248
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	1,839	1,718
		Other liabilities	534	503
	Woori Credit Information Co., Ltd.	Other assets	7	—
		Deposits due to customers	9,469	10,537
		Other liabilities	9,857	10,038
	Woori Fund Service Co., Ltd.	Deposits due to customers	17,910	18,019
		Other liabilities	1,707	1,724
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	21,302	4,763
		Other liabilities	—	33
	Woori Asset Trust Co., Ltd.	Deposits due to customers	198,773	93,742
		Other liabilities	253	386
	Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Deposits due to customers	473,951	41,786
		Derivative liabilities	—	455
		Other liabilities	6,177	1,187
	Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Loans	4,900	165,800
		Expected credit loss allowance	(9)	(855)
		Other assets	—	71
		Deposits due to customers	13,984	20,012
		Other liabilities	178	39
	Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Loans	—	19,589
		Expected credit loss allowance	—	(14)
		Other assets	—	24
		Deposits due to customers	—	153
		Derivative liabilities	1	186
	Woori Savings Bank	Other assets	14	11

Related parties		A title of account	December 31 2024	December 31 2023
	Woori Venture Partners Co., Ltd.	Deposits due to customers	78,494	23,000
		Other liabilities	359	151
	Godo Kaisha Oceanos No. 1	Loans	38,770	38,122
		Expected credit loss allowance	(272)	(58)
		Other assets	63	33
	WOORI ZIP 1	Loans	—	11,317
		Expected credit loss allowance	—	(1)
		Other assets	—	21
	WOORI ZIP 2	Loans	—	16,063
		Expected credit loss allowance	—	(1)
		Other assets	—	30
	JC Assurance Private Equity Partnership No. 2	Deposits due to customers	28	74
	IGEN 2022 Private Equity Fund No. 1	Deposits due to customers	427	506
	Woori Japan General Type Private Real Estate Feeder Investment Trust No. 2-1	Derivative liabilities	—	587

(*)	Others include Partner One Value Up I Private Equity Fund, Dongwoo C & C Co., Ltd. and others as of December 31, 2024 and December 31, 2023.

(3)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		A title of account	2024	2023
Parent company	Woori Financial Group Inc.	Fees income	19	34
		Other income	4,277	4,315
		Interest expenses	51,778	63,806
		Fees expenses	1,625	1,625
Associates	W Service Networks Co., Ltd.	Other income	35	—
		Interest expenses	37	35
	Korea Credit Bureau Co., Ltd.	Interest expenses	—	9
	Korea Finance Security Co., Ltd.	Interest income	142	181
		Interest expenses	3	3
		Provision (Reversal) of impairment losses due to credit loss	(30)	28
	LOTTE CARD Co., Ltd.	Interest income	1,586	10
		Fees income	3,739	3,903
		Gain on derivatives	1,075	—
		Interest expenses	4,127	5,665
		Loss on derivatives	457	—
		Provision (Reversal) of impairment losses due to credit loss	11	455

			For the years ended December 31
Related parties		A title of account	2024	2023
	Others (*)	Interest expenses	18,044	9,332
Other related parties	Woori Card Co., Ltd. and its subsidiaries	Interest income	1,635	990
		Fees income	89,354	96,666
		Gain on derivatives	2,865	6,162
		Other income	1,119	303
		Interest expenses	163	409
		Fees expenses	684	512
		Loss on derivatives	45,027	1,827
		Provision (Reversal) of impairment losses due to credit loss	(35)	76
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Interest income	5	82
		Fees income	2,874	2,100
		Other income	1,098	577
		Interest expenses	108	105
		Fee expenses	47	338
		Provision (Reversal) of impairment losses due to credit loss	(14)	114
		Other expenses	123	55
	Woori FIS Co., Ltd.	Fees income	681	600
		Other income	7,725	10,622
		Interest expenses	—	2
		Other expenses	138,151	271,907
	Woori Private Equity Asset Management Co., Ltd. and its associates	Fees income	23	18
		Gain on derivatives	255	—
		Interest expenses	553	1,094
		Loss on derivatives	268	675
	Woori Finance Research Institute Co., Ltd.	Fees income	20	18
		Other income	806	732
		Interest expenses	78	78
	Woori Credit Information Co., Ltd.	Fees income	91	83
		Other income	765	751
		Interest expenses	507	449
		Fees expenses	17,249	16,399
	Woori Fund Service Co., Ltd.	Fees income	51	288
		Other income	384	284
		Interest expenses	587	551
		Fees expenses	257	328
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	89	78
		Interest expenses	25	65
		Fees expenses	—	167
	Woori Asset Trust Co., Ltd.	Fees income	262	277
		Interest expenses	5,538	2,966
		Fees expenses	11,905	7,652

		For the years ended December 31
Related parties	A title of account	2024	2023
Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Interest income	—	18
	Fees income	3,965	3,401
	Gain on derivatives	—	999
	Interest expenses	47	49
	Loss on derivatives	6	—
	Provision (Reversal) of impairment losses due to credit loss	(6)	85
	Other expenses	1,857	787
Woori Savings Bank	Fees income	925	989
Woori Venture Partners Co., Ltd.	Fees income	—	78
	Interest expenses	1,523	598
Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Interest income	9,739	533
	Fees income	576	180
	Interest expenses	15	15
	Provision (Reversal) of impairment losses due to credit loss	(707)	892
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Interest income	196	280
	Loss on derivatives	465	186
	Provision (Reversal) of impairment losses due to credit loss	(14)	6
Godo Kaisha Oceanos No. 1	Interest income	702	381
	Provision (Reversal) of impairment losses due to credit loss	214	26
IGEN 2022 Private Equity Fund No. 1	Interest expenses	1	1
WOORI ZIP 1	Interest income	59	124
	Provision (Reversal) of impairment losses due to credit loss	(1)	—
WOORI ZIP 2	Interest income	84	177
	Provision (Reversal) of impairment losses due to credit loss	(1)	1
Woori Japan General Type Private Real Estate Feeder Investment Trust No. 2-1	Loss on derivatives	44	541

(*)	Others include Partner One Value Up I Private Equity Fund, Dongwoo C & C Co., Ltd. and others as of December 31, 2024 and 2023.

(4)	Major loan transactions with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	LOTTE CARD Co., Ltd.	12,209	288,794	274,484	1,394	27,913
	Korea Finance Security Co., Ltd.	3,197	2,300	2,297	—	3,200
	Others	41	—	—	—	41
Other related parties	Woori Financial Capital Co., Ltd. and its subsidiaries and associates	—	50,000	50,000	—	—
	Woori Card Co., Ltd. and its subsidiaries	12,138	4,632	11,973	1,083	5,880
	Woori Financial F&I Co., Ltd. and its subsidiaries and associates	165,800	856,300	1,017,200	—	4,900
	Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	19,589	—	19,784	195	—
	Godo Kaisha Oceanos No. 1	38,122	—	—	648	38,770
	WOORI ZIP 1	11,317	—	11,227	(90)	—
	WOORI ZIP 2	16,063	—	15,936	(127)	—

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

		For the year ended December 31, 2023
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	LOTTE CARD Co., Ltd.	50,000	226,318	264,109	—	12,209
	Korea Finance Security Co., Ltd.	3,397	2,497	2,697	—	3,197
	Others	251	41	251	—	41
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	—	1,522	1,522	—	—
	Woori Card Co., Ltd. and its subsidiaries	5,486	6,564	—	88	12,138
	Woori Financial F&I Co., Ltd. and its subsidiaries	—	216,300	50,500	—	165,800
	Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	20,459	—	—	(870)	19,589
	Godo Kaisha Oceanos No. 1	39,814	—	—	(1,692)	38,122
	WOORI ZIP 1	11,819	—	—	(502)	11,317
	WOORI ZIP 2	16,776	—	—	(713)	16,063

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

(5)	Changes in major deposits due to customers with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group Inc.	1,354,000	4,703,000	4,783,000	1,274,000
Associates	W Service Networks Co., Ltd.	1,000	2,000	2,000	1,000
	Win Mortgage Co., Ltd.	600	2,266	1,479	1,387
Other related parties	Woori Credit Information Co., Ltd.	6,199	4,500	5,100	5,599
	Woori Fund Service Co., Ltd.	17,000	15,500	17,000	15,500
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	2,000	2,431	2,000	2,431
	Woori Finance Research Institute Co., Ltd.	—	9,600	8,800	800
	Woori Asset Trust Co., Ltd.	56,000	874,816	755,816	175,000
	Woori Private Equity Asset Management Co., Ltd. and its associates	22,000	114,000	126,000	10,000
	Woori Venture Partners Co., Ltd.	23,000	201,000	148,000	76,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

		For the year ended December 31, 2023
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group Inc.	1,595,000	5,379,000	5,620,000	1,354,000
Associates	W Service Networks Co., Ltd.	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	Win Mortgage Co., Ltd.	—	1,200	600	600
Other related parties	Woori Credit Information Co., Ltd.	4,699	4,600	3,100	6,199
	Woori Fund Service Co., Ltd.	14,500	17,000	14,500	17,000
	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	—	14,100	14,100	—
	Woori Asset Trust Co., Ltd.	96,000	605,286	645,286	56,000
	Woori Private Equity Asset Management Co., Ltd. and its associates	42,000	53,000	73,000	22,000
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	10,000	—	10,000	—
	Woori Venture Partners Co., Ltd.	—	97,000	74,000	23,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
Related parties		Beginning balance	Borrowing	Repayment	Others	Ending balance
Other related parties	Woori Card Co., Ltd. and its subsidiaries	24,002	282,802	281,322	—	25,482
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	39	20,000	20,039	—	—

		For the year ended December 31, 2023
Related parties		Beginning balance	Borrowing	Repayment	Others	Ending balance
Other related parties	Woori Card Co., Ltd. and its subsidiaries	20,918	312,746	309,662	—	24,002
	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	—	77	38	—	39
	LOTTE CARD Co., Ltd.	—	18,183	18,183	—	—

(7)	Guarantees with the related parties are as follows:

1)	The amount of guarantees provided to the related parties by the Group as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2024	December 31, 2023
LOTTE CARD Co. Ltd.	Confirmed guarantees in foreign currencies	1,691	1,483

2)	The amount of guarantees and unused loan commitments provided by the related parties to the Group as of December 31, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2024	December 31, 2023
Woori Card Co., Ltd. and its subsidiaries	Loan commitment in local currency	122,847	124,091

(8)	The amount of commitments of derivatives and other commitments to the related parties as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2024	December 31, 2023
Woori Private Equity Asset Management Co., Ltd. and its associates	Derivatives	9,719	9,471
Woori Card Co., Ltd. and its subsidiaries	Derivatives	484,000	417,880
	Unsettled commitment	500,000	505,559
Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Unsettled commitment	150,000	150,000
Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Derivatives	—	40,000
	Unsettled commitment	200,000	200,000
Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Unsettled commitment	345,100	67,800
Korea Finance Security Co., Ltd.	Unsettled commitment	400	403
LOTTE CARD Co., Ltd.	Unsettled commitment	498,400	498,400
	Derivatives	350,000	—
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Securities purchase commitment	4,664	4,664
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	Securities purchase commitment	148	243
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	Securities purchase commitment	990,000	990,000
Woori-Q Corporate Restructuring Private Equity Fund	Securities purchase commitment	—	9,011
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	Securities purchase commitment	3,000	6,000
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Securities purchase commitment	11,379	26,404
BTS 2nd Private Equity Fund	Securities purchase commitment	1,854	4,774
Woori Financial Digital Investment Association No. 1	Securities purchase commitment	—	11,000
Woori Corporate Turnaround No. 1 Private Equity Fund	Securities purchase commitment	21,639	—
Green ESG Growth No. 1 Private Equity Fund	Securities purchase commitment	19,136	24,264
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	Securities purchase commitment	—	13,099
Woori Equity Bridge Loan Private Placement Investment Trust No. 1	Securities purchase commitment	16,835	29,835
Woori GP Commitment Loan Private Placement Investment Trust No. 1	Securities purchase commitment	1,294	4,448
Woori GP Commitment Loan Private Placement Investment Trust No. 2	Securities purchase commitment	2,640	5,320
Woori GP Commitment Loan Private Placement Investment Trust No. 3	Securities purchase commitment	12,165	16,477
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1	Securities purchase commitment	6,162	8,546
Woori Senior Loan Private Placement Investment Trust No. 2	Securities purchase commitment	—	80,750
Woori Renewable New Deal Private Placement Investment Trust No. 1	Securities purchase commitment	15,574	32,366
Woori Woori Bank Partners Private Placement Investment Trust No. 1	Securities purchase commitment	327,861	332,452
Woori Woori Bank Partners Private Placement Investment Trust No. 2	Securities purchase commitment	386,165	431,226
Woori Private Real Estate Investment Trust No. 1	Securities purchase commitment	75,137	137,163
Woori Private Real Estate Investment Trust No. 5	Securities purchase commitment	72,712	106,758
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Derivatives	72	16,826
Woori Japan General Type Private Real Estate Feeder Investment Trust No. 2-1	Derivatives	—	7,075
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	Securities purchase commitment	331	323
Woori Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1	Securities purchase commitment	5,312	20,056

	Warranty	December 31, 2024	December 31, 2023
Woori Equity Investment General Type Private Investment Trust No.1	Securities purchase commitment	456	456
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	Securities purchase commitment	—	27,300
Woori Fund Financing General Type Private Investment Trust	Securities purchase commitment	14,056	—
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD)	Securities purchase commitment	117,236	—
Woori Seoul Beltway Private Special Asset Fund No. 1	Securities purchase commitment	30,949	34,437
JC Assurance Private Equity Partnership No. 2	Securities purchase commitment	859	859
Woori Asset Global Partnership Fund No. 5	Securities purchase commitment	97,500	127,500
Woori New Growth Credit Fund 1	Securities purchase commitment	23,050	25,177
Woori Clean Energy General Type Private Placement Investment Trust No.2	Securities purchase commitment	5,390	8,647
Woori Innovative Growth (Infrastructure) General Type Private Investment Trust No.2	Securities purchase commitment	27,429	28,272
Woori General Type Private Real Estate Investment Trust No. 6	Securities purchase commitment	81,265	275,940
Woori ESG Infrastructure Development General Type Private Investment Trust No. 2	Securities purchase commitment	7,359	8,694
Synaptic Future Growth Private Equity Fund I	Securities purchase commitment	2,649	4,389
Woori Dongbu Underground Expressway General Type Private Special Asset Investment Trust	Securities purchase commitment	15,178	—
Woori PE Secondary Private Placement Investment Trust No. 1	Securities purchase commitment	30,496	—
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	Securities purchase commitment	12,523	—
Woori Bank Partners General Type Private Investment Trust No.3	Securities purchase commitment	320,230	—
Woori Private Real Estate Investment Trust No. 7	Securities purchase commitment	152,541	—
Woori Senior Loan General Type Private Investment Trust No.3	Securities purchase commitment	229,008	—
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR)	Securities purchase commitment	140,643	—
Woori Future Energy Private Special Asset Investment Trust (General) No.1	Securities purchase commitment	33,600	—

As of December 31, 2024 and 2023, the recognized provisions for guarantees and commitments are 843 million Won and 755 million Won, respectively, in relation to the guarantees provided to the related parties above.

(9)	The details of major investment and recovery transactions with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Green ESG Growth NO.1 Private Equity Fund	5,128	5,813
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	13,099	7
Woori Equity Bridge Loan Private Placement Investment Trust No. 1	48,491	36,104
Woori GP Commitment Loan Private Placement Investment Trust No.1	9,918	12,956
Woori GP Commitment Loan Private Placement Investment Trust No.2	15,625	18,755
Woori GP Commitment Loan Private Placement Investment Trust No.3	4,835	726
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1	2,897	1,065
Woori Senior Loan Private Placement Investment Trust No. 2	228,019	215,818
Woori Renewable New Deal Private Placement Investment Trust No. 1	16,792	—
Woori Woori Bank Partners Private Placement Investment Trust No. 1	4,591	—
Woori Woori Bank Partners Private Placement Investment Trust No. 2	45,061	—
Woori Private Real Estate Investment Trust No. 1	12,026	25,501
Woori Private Real Estate Investment Trust No. 2	19,662	19,590

	For the year ended December 31, 2024
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Woori Private Real Estate Investment Trust No. 5	34,046	—
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2	16,335	19,514
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	87,028	79,930
Woori Policy-Type New Deal (Infra Investment) Private Placement Investment Trust No.1	14,744	18,726
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	27,300	—
Dream Company Growth no.1 PEF	—	4,510
Midas No. 8 Private Equity Joint Venture Company	—	119
Synaptic Green No.1 PEF	5,000	4,780
IGEN 2022 Private Equity Fund No. 1	4,600	5,026
Woori Senior Loan Private Placement Investment Trust No. 1	63,348	117,541
Woori Seoul Beltway Private Special Asset Fund No. 1	3,487	25
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,327
Woori General Private Equity Investment Trust 1 (Bond)	—	51,672
Woori General Private Equity Investment Trust 2 (Bond)	—	30,821
Japanese Hotel Real Estate Private Equity Fund No.2	6,347	5,382
Woori New Growth Credit Fund 1	26,950	25,194
Woori Clean Energy General Type Private Placement Investment Trust No.2	3,257	—
Woori Innovative Growth (Infrastructure) General Type Private Investment Trust No.2	843	—
Woori General Type Private Real Estate Investment Trust No. 6	194,675	3,132
Woori ESG Infrastructure Development General Type Private Investment Trust No. 2	1,335	—
Woori General Private Equity Investment Trust 3 (Bond)	—	60,398
Woori Asset Global Partnership Fund No. 5	30,000	—
Synaptic Future Growth Private Equity Fund I	7,401	7,976
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust	2,022	—
Woori PE Secondary Private Placement Investment Trust No. 1	17,851	8,660
Woori Short Term Government and Special Bank Bond Active ETF	—	12,287
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	37,477	274
Woori General Private Equity Investment Trust 5 (Bond)	60,000	—
Woori Big Satisfaction Private 3(Bond)	10,000	—
Woori General Private Equity Investment Trust 6 (Bond)	40,000	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	1,000	1,000
Woori Big Satisfaction Money Market Fund 1 (Government & Agency Bonds)	700,666	1,254,670
Woori Korea Ultra Short-term Bond Securities Investment Trust (Bond)	50,000	50,000
Woori General Private Equity Investment Trust 7 (Bond)	40,000	—
Woori Fund Financing General Type Private Investment Trust	134,945	15,281
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD)	28,882	428
Woori Private Real Estate Investment Trust No. 7	47,459	180
Woori Senior Loan General Type Private Investment Trust No.3	70,992	—
Woori Smart General Private Equity Investment Trust No.1(Bond)	40,000	—
Woori Real Estate Investment No. 1 Limited Liability Company	10,000	—

(*)	Investment and recovery transactions of associates are described in Note 13.(2).

	For the year ended December 31, 2023
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Green ESG Growth No. 1 Private Equity Fund	5,736	—
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	6,700	—
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1	41,015	32,054
Woori G GP Commitment Loan Private Placement Investment Trust No. 1	1,826	5,253
Woori G GP Commitment Loan Private Placement Investment Trust No. 2	4,240	961
Woori G GP Commitment Loan Private Placement Investment Trust No. 3	523	—
Woori G Global Mid-market Secondaries Private Placement Investment Trust No. 1	4,014	646
Woori G Senior Loan Private Placement Investment Trust No.2	99,250	6,718
Woori G Renewable New Deal Private Placement Investment Trust No. 1	2,659	66
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	16,725	—
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	194,990	—
Woori G Private Real Estate Investment Trust No. 1	114,776	—
Woori G Private Real Estate Investment Trust No. 5	10,465	—

	For the year ended December 31, 2023
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	—	2,938
Woori G Policy-Type New Deal (Infra Investment) Private Placement Investment Trust No.1	15,164	—
WooriG Equity Investment General Type Private Investment Trust No.1	—	1,726
Woori Short Term Government and Special Bank Bond Active ETF	19,013	19,013
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	14,000	—
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,000	—
Woori G Senior Loan Private Placement Investment Trust No. 1	—	3,915
Woori Short-term Bond Securities Investment Trust ClassC-F	—	10,119
Woori Seoul Beltway Private Special Asset Fund No. 1	2,709	—
Woori Smart General Private Equity Investment Trust 1(Bond)	40,000	—
Woori General Private Equity Investment Trust 1 (Bond)	50,000	—
Woori General Private Equity Investment Trust 2 (Bond)	30,000	—
Woori Big Satisfaction Money Market Fund (Government & Agency Bonds) Classic C	—	441,470
Woori New Growth Credit Fund 1	24,823	—
Woori G Clean Energy General Type Private Placement Investment Trust No.2	1,353	—
Woori G Innovative Growth (Infrastructure) General Type Private Investment Trust No.2	15,128	—
Woori Together Government & Agency Bonds USD Money Market Fund 1	65,195	—
Woori G Private Real Estate Investment Trust No. 6	24,060	—
Woori G ESG Infrastructure Development General Type Private Investment Trust No. 2	1,306	—
Woori General Private Equity Investment Trust 3 (Bond)	50,000	—
Woori Asset Global Partnership Fund No. 5	22,500	—
Synaptic Future Growth Private Equity Fund I	5,611	—
Woori PE Secondary Private Placement Investment Trust No. 1	8,678	—
WooriI25-09 Bond(above AA-) Active ETF	29,001	—

(*)	Investment and recovery transactions of associates are described in Note 13.(2).

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Short-term employee benefits	14,655	11,810
Share-based payment	7,569	3,582
Retirement benefit service costs	833	632

Total	23,057	16,024

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,523 million Won and 3,932 million Won, as of December 31, 2024 and 2023, respectively. Also, liabilities from transaction with key management amount to 69,372 million Won and 34,054 million Won, respectively, as of December 31, 2024 and 2023.

(11)	The Group, Woori Card Co., Ltd. and its subsidiaries are liable to jointly reimburse the Group’s debts before the split.

(12)

Among the bonds issued by the Group during the year ended December 31, 2024, Woori Investment Securities Co., Ltd. acquired 40,000 million Won in hybrid securities and sold them all on the issuance date. Among the bonds issued by the Group during the year ended December 31, 2023, Woori Investment Bank Co., Ltd. acquired 30,000 million Won in hybrid securities and sold them all on the issuance date.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
			For the years ended December 31
	December 31, 2024	December 31, 2023	2024	2023
Trust accounts	85,894,740	75,636,483	2,544,969	2,296,627

(2)	Receivables and payables from the transactions between the Group and trust accounts as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Receivables
Trust fees receivables	46,273	48,383

Payables
Deposits due to customers	265,364	166,241
Borrowings from trust accounts	5,214,906	3,769,913

Total	5,480,270	3,936,154

(3)	Significant transactions between the Group and trust accounts for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Revenue:
Trust fees	156,911	141,314
Termination fees	3,345	1,116

Total	160,256	142,430

Expense:
Interest expenses on deposits due to customers	955	957
Interest expenses on borrowings from trust accounts	148,498	88,099

Total	149,453	89,056

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts

As of December 31, 2024 and 2023, the carrying of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Partial principal guaranteed trusts:
Household money	7,823	7,767
Corporate money	189	217
Installment plan purpose	1,544	1,515

Sub-total	9,556	9,499

Principal guaranteed trusts:
Old-age pension trusts	2,450	2,582
Personal pension trusts	399,860	429,068
Pension trusts	592,533	642,756
Retirement trusts	26,159	26,082
New personal pension trusts	6,084	6,441
New old-age pension trusts	815	892

Sub-total	1,027,901	1,107,821

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	334	334

Sub-total	353	353

Total	1,037,810	1,117,673

47.	LEASES

(1)	The future lease payments under the lease contracts as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Lease payments
Within one year	168,195	190,203
After one year but within five years	262,872	133,291
After five years	50,353	25,084

Total	481,420	348,578

(2)	Total cash outflows from lease for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash outflows for leases	213,326	172,682

(3)

There are no lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is low value for the years ended December 31, 2024 and 2023. The variable lease fee not included in the measurement of lease liability for the years ended December 31, 2024 and 2023 are 24,373 million Won and 32,016 million Won, respectively.

48.	EVENTS AFTER THE REPORTING PERIOD

In January, 2025, the Group decided to implement a voluntary retirement program through labor-management agreement. As a result, the termination benefits to be recognized by the Group in the first quarter of 2025 amount to 169,013 million Won.